8/18

08004379

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Infrastructure

*CURRENT ADDRESS

PROCESSED

AUG 20 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35008 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/18/08

082-35008

RELIANCE Infrastructure

Anil Dhirubhai Ambani Group

3-31-08
AR/S

Annual Report
2007-08
(Abridged)

Profile

Reliance Infrastructure Limited (formerly Reliance Energy Limited) is a part of the Reliance Anil Dhirubhai Ambani Group, India's second largest business house.

Incorporated in 1929, Reliance Infrastructure is one of India's fastest growing companies in the infrastructure sector. It ranks among India's top listed private companies on all major financial parameters, including assets, sales, profits and market capitalization.

Reliance Infrastructure companies distribute more than 25 billion units of electricity to over 25 million consumers across an area that spans over 1,24,300 sq kms and includes India's two premier cities, Mumbai and Delhi. The Company generates over 940 MW of electricity through its power stations located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Infrastructure has emerged as the leading player in India in the Engineering, Procurement and Construction (EPC) segment of the power sector.

In the last few years, Reliance Infrastructure has expanded its foot-print much beyond the power sector. Currently, Reliance Infrastructure group is engaged in the implementation of projects not only in the field of generation, transmission, distribution and trading of power but also in other key infrastructural areas such as highways, roads, bridges, metro rail and other mass rapid transit systems, special economic zones, real estate, etc.

In order to appropriately reflect the diverse businesses being carried on by it, Reliance Infrastructure Limited changed its name, effective April 28, 2008, from Reliance Energy Limited to Reliance Infrastructure Limited.

Mission : Excellence in infrastructure

- To attain global best practices and become a world-class utility.
- To create world-class assets and infrastructure to provide the platform for faster, consistent growth for India to become a major world economic power.
- To achieve excellence in service, quality, reliability, safety and customer care.
- To earn the trust and confidence of all customers and stakeholders, exceeding their expectations and make the Company a respected household name.
- To work with vigour, dedication and innovation with total customer satisfaction as the ultimate goal.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all people.
- To contribute towards community development and nation building.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.



"Growth has no limit. I keep revising my vision. Only when you dream it, you can do it."

- Dhirubhai H. Ambani

My dear fellow Shareowners,

It gives me great pleasure to share with you the highlights of our Company's performance during the year 2007-08.

Last year witnessed the transformation of Reliance Energy into one of the foremost infrastructure companies of India.

This transformation came about through a conscious strategic choice on our part to seek a larger canvas for ourselves, and to deliver superior returns to our stakeholders.

In keeping with the broader vision and ethos of the Reliance Anil Dhirubhai Ambani Group, India's third largest business house, we have set out to create greater value and build quality assets for the nation.

Over the years, we have established our leadership credentials in the power sector. We are now ready to extend this position of strength to other vital areas of national concern, in particular the infrastructural development of India. Our new growth path will fully leverage our core competence in building and managing world class assets.

Our visionary founder, Shri Dhirubhai H Ambani, firmly believed that India's long-term social and economic independence would eventually depend upon our ability to create a nation-wide web of core infrastructure facilities. Only then, he argued, would millions of ordinary Indians get a chance to participate in and benefit from the enormous growth opportunities that exist in our country.

Our transition from energy to infrastructure is guided by this vision. To formally signify this metamorphosis, our Company has changed its name to Reliance Infrastructure Limitec.

Reliance Infrastructure is now one of India's leading and fastest growing companies in the infrastructure sector, with estimated group revenues of Rs 16,690 crore (US $ 4.16 billion) and gross fixed assets of Rs 13,300 crore (US $ 3.31billion). Ours was the best performing stock in the BSE Sensex, having appreciated over 152 per cent in the calendar year 2007. Reliance Infrastructure is today one of India's most valuable private sector infrastructure companies.

Performance review

You will be happy to learn that during the year, our Company made substantial improvement in its financial and operational performance.

The salient points are:

- Total income of Rs 7,501 crore (US$ 1.87 billion), as against Rs 6,575 crore in the previous financial year, an increase of 14 per cent.
- Cash profit of Rs 1,308 crore (US$ 326 million), against Rs 1,041 crore (US$ 259 million) in the corresponding period last year, an increase of 26 per cent.
- Net profit of Rs 1,085 crore (US$ 270 million), against Rs 801 crore (US$ 200 million) in the previous financial year, an increase of 35 per cent.
- Cash earnings per share of Rs 55 (US$ 1.37) and Earnings per share (EPS) of Rs 46 (US$ 1.1) for the year, against Rs 46 (US $ 1.1) and Rs 37 (US $ 0.9).

With a net worth of about Rs 11,690 crore (US$ 2.91 billion), Reliance Infrastructure counts among the top four Indian private sector companies.

Our company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' assigned by Crisil and Fitch respectively - a resounding re-affirmation of our unwavering and long-standing commitment to financial prudence and conservatism.

Buy-back of Shares

In keeping with our fundamental and overriding philosophy of creating value for our investors, we decided to utilize a part of our accumulated surplus for buy-back of shares, improving in the process the return on equity. Our Company has so far bought back about 24.38 lakh equity shares aggregating to Rs 307.68 crore from the open market.

Power generation, transmission and distribution

Generation

Our Company's power generation units continue to demonstrate significant improvements across all important performance parameters. During the past year, the Dahanu power station achieved a record Plant Load Factor (PLF) of 101.53 per cent. This is the highest ever PLF achieved by any power station in India. Similarly, our power stations at Samalkot and Goa also registered healthy levels of PLF during the year.

Power transmission

Reliance Infrastructure continues to explore emerging opportunities in the transmission sector. Our Company has been selected as a joint venture partner, along with Power Grid Corporation of India Limited (PGCIL), for setting up the transmission network for Parbati and Koldam hydroelectric projects in Himachal Pradesh. We have also emerged as the lowest bidder for the construction, financing, operation and maintenance of transmission lines, running to 1,515 kms, for two separate projects floated by PGCIL.

Power Distribution

Our Company's distribution network in Mumbai continues to operate with 99.9 per cent online reliability.

The continued vibrancy in residential, commercial and industrial activity in our distribution area has raised the demand for quality and reliable power. With our strong emphasis on the augmentation of our existing network and greater check on T&D losses, we are better positioned than ever to meet this challenge.

Our Customer Care Centres are now fully integrated with our Enterprise Resource Planning system, enabling staff to have ready access to the relevant customer data. The Division has also incorporated the spatial component of field activities through Geographical Information Systems (GIS). With the upgradation of SAP R/3 and HY module to the latest ECC6, the Company is now at the leading edge of the SAP application version.

The two Delhi distribution companies (discoms) viz. BSES Rajdhani Power Limited (BRPL) and BSES Yamuna Power Limited (BYPL) continue to show substantial progress in further paring down aggregate technical and commercial (AT & C) losses. As a result, the AT & C losses during the year have declined to 27.26 percent in BRPL and 29.99 per cent in BYPL compared to 29.92 per cent and 39.03 per cent respectively during the previous year. The discoms registered an aggregate total income of Rs 4,422.42 crore during the year as against Rs 4,016 crore in the previous year.

The EPC Business

Our Engineering, Procurement and Construction (EPC) division focuses mainly on the power sector, and is currently executing several large power projects. The total aggregate capacity of these projects is over 16,000 MW. The Division has an order book of about Rs 7,850 (US$ 1.96 billion) as of March 31, 2008.

In order to ensure world class quality, several new initiatives have been taken in executing these projects. Our EPC Division has been recommended for Integrated Management System (IMS) by Det Norske Veritas (DNV) covering Environment Management System (ISO 14001) and occupational health and safety management (OHSAS 18001).

Infrastructure Projects

Our Company-led consortium is developing the 12 km Versova-Andheri-Ghatkopar rail based mass rapid transit system (MRTS) project. It has also, in consortium, been awarded the high-speed 23-km Airport Metro Express Line Project to develop high speed airport link express at Delhi. Reliance Infrastructure is the India's only private sector builder and operator for Metro rail.

The Company has also been awarded a project to develop a 100-storey trade tower and commercial business district in Hyderabad. This project is one of the largest real estate ventures in India under the Public Private Partnership framework.

Our Company is currently engaged in the construction of five road projects awarded by National Highways Authority of India (NHAI) and has emerged as the largest developer of highway projects for NHAI.

Our company, through a subsidiary, is developing a special economic zone at the Dhirubhai Ambani Knowledge City in Navi Mumbai.

Reliance Power Limited

A major associate of the Company, Reliance Power Limited is currently developing projects with a combined planned installed capacity of 28,200 MW, one of the largest portfolios of power generation assets under development in India. Reliance Power made an initial public offering of equity shares for part-financing the various power projects being implemented by it.

In line with the downturn in the global capital markets, the share price of Reliance Power closed below the IPO price after listing on February 11, 2008. In an extraordinary measure aimed at protecting the long term interests of investors, our company decided to waive its entitlement of bonus shares so as to reduce the cost of acquisition of shares issued by Reliance Power to the non-promoter shareholders.

In an even more unprecedented step, to protect the Company and its shareholders from suffering any dilution of its holding in Reliance Power consequent upon this waiver, AAA Project Ventures Private Limited, has decided to voluntarily gift 6.15 crore shares translating into 2.57 per cent of its post-bonus issue shareholding in Reliance Power, to our Company, without any obligation to do so and without any consideration. Our Company will thus continue to hold 44.96 per cent of the equity capital of Reliance Power while the holdings of AAA will decline from 44.96 per cent to 39.82 per cent.

Corporate Governance

We have adopted the Reliance Anil Dhirubhai Ambani Group Corporate Governance Practices and Code of Conduct which has prescribed a set of systems, processes and principles conforming to the international standards, aimed at promoting the interests of all our stakeholders.

Social Commitments

Our Company continues to actively contribute to community welfare activities. During the year, we took up several initiatives and measures related to healthcare, education and water management including the construction of check dams and storm water drains.

The Dahanu power station continues to achieve greater excellence in environmental management by focusing on special horticultural projects besides intensifying its ongoing afforestation drive.

Awards and Recognitions

In recognition of our passion for quality and excellence, we have received several prestigious awards and commendations during the year. These honours cover a wide variety of specific areas including environmental management, energy conservation water management, safety record, pollution control, quality leadership and corporate social responsibility.

Our Commitment

Our founder, the legendary Dhirubhai Ambani gave us one simple but essential mantra for doing business: To think big and dream even bigger. We are committed to incorporating this mantra in all our business initiatives and strategies.

It is this mantra which has inspired us to expand from the narrow domain of power and energy to the wider domain of infrastructure development. Going forward, our dream is to emerge as the largest infrastructure company of India.

For, as Dhirubhai always said, where the vision is boundless, growth has no limit.

April 28, 2008

Anil D Ambani
Chairman

Board of Directors

Shri Anil D Ambani - Chairman
Shri Satish Seth - Vice Chairman
Shri S C Gupta - Director (Operations)
Shri Lalit Jalan - Whole-time Director
Gen V P Malik
Shri S L Rao
Dr Leena Srivastava
Shri V R Galkar

Company Secretary

Shri Ramesh Shenoy

Auditors

Price Waterhouse
Chaturvedi & Shah

Registered Office

Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055
Maharashtra, India

Registrar & Transfer Agent

Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Andhra Pradesh, India
Website: www.karvy.com

Investor Helpdesk

Toll free No. (India): 1800 4250 999
Telephone: +91 40 2342 0815 - 25
Fax : +91 40 2342 0859
Email: rinfra@karvy.com

Post your request at:
http://kcpl.karvy.com/adag

Contents **Page No.**

79th Annual General Meeting on Tuesday, September 16, 2008 at 2.00 p.m. or soon thereafter as the AGM of Reliance Capital Limited convened for the same day shall be over at Birla Matushri Sabhagar, 19 Sir Vithaldas Thackersey Marg, Mumbai 400 020

The Annual Report can be accessed at www.rinfra.com

Highlights - at a glance

Year Ended 31st March		2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Units Sold - (Million Units)		9271	8743	8064	7969	7691	5880	5676	5415	5168	4960
Maximum Demand MVA		1408	1457	1331	1320	1274	1226	1201	1198	1121	1065
High Tension Mains KMs		3606	3448	3114	3012	2915	2829	2789	2734	2577	2473
Low Tension Mains KMs		3313	3179	3116	3039	3002	2965	2923	2870	2774	2644
No. of Substations		4909	4720	4002	3848	3735	3653	3574	3444	3337	3205
No. of Consumers (in '000) Licensed Area - 384 sq.km		2630	2506	2496	2381	2329	2223	2142	2067	1977	1894
No. of Shareholders (in '000s)		1596	1577	109	99	96	122	145	155	168	186
Financial Data (Rs.in crore)	US $ in Million 1US$= Rs 40.12 on 31.3.2008										
Assets :											
Fixed Assets (Net)	906.53	3637	3104	2874	2912	3093	1813	1951	2080	2108	2074
Investments	1910.27	7664	2512	1193	696	2875	1030	611	534	525	319
Current Assets (Net)	1406.78	5644	9979	8301	6753	1428	545	867	673	734	842
Total Assets	**4223.58**	**16945**	**15595**	**12368**	**10361**	**7396**	**3388**	**3429**	**3287**	**3367**	**3235**
Sources of Finance :											
Share Capital	58.82	236	229	212	186	175	138	138	201	225	235
Equity Warrants	195.16	783	-	88	568	-	-	-	-	-	-
Reserves & Surplus	2659.02	10668	9252	7573	5586	4936	2426	2540	2375	2143	1902
Borrowings	1243.52	4989	5858	4267	3739	2030	632	661	695	824	922
Deposits from Consumers	4.99	20	25	24	22	18	14	17	16	175	176
Deferred Tax Liabilities	62.06	249	231	204	260	237	178	73	-	-	-
Total Finance Raised	**4223.58**	**16945**	**15595**	**12368**	**10361**	**7396**	**3388**	**3429**	**3287**	**3367**	**3235**
Gross Revenue	1869.64	7501	6575	4608	4593	3583	2777	2783	2778	2430	2349
Profit Before Tax	287.14	1152	872	781	570	417	153	302	350	397	350
Profit After Tax	270.44	1085	801	650	520	367	297	281	321	307	270
Dividends	36.89	148	121	104	87	70	61	61	62	61	56
Dividend Tax	6.23	25	21	16	12	9	8	0.17	7	7	6
Retained Earnings (including statutory reserves)	227.32	912	699	529	421	295	54	244	227	235	208
Equity Share Capital	58.82	236	229	212	186	175	138	138	138	138	138
Rate of Dividend on Equity Shares (percentage)	63	63	53	50	47	45	44	43	40	37	34
Earnings Per Share(Rs.)@	US $ 11.71	47	37	33	28	26	22	22	21	21	19
	@ Based on face value of Rs 10 per share						@ Based on face value of Rs 100 per share.				

● 1 US$ = Rs 40.12 as on March 31, 2008 ● 1 crore = 10 million

Highlights - at a glance


Turnover (Rs. crore)
2,349.43
2,429.63
2,782.67
2,759.29
3,582.70
4,592.55
4,607.89
6,575.18
7,501.20
1998-99 1999-00 2000-01 2001-02 2002-03 2003-04 2004-05 2005-06 2006-07 2007-08


Net Worth (Rs crore)
2,039.90
2,280.75
2,513.15
2,677.82
2,563.50
5,110.97
6,339.69
7,785.04
9,339.24
10,903.47
1998-99 1999-00 2000-01 2001-02 2002-03 2003-04 2004-05 2005-06 2006-07 2007-08


Profit After Tax (Rs. crore)
270.25
306.83
321.37
280.74
162.33
367.06
520.29
650.34
801.45
1,084.63
1998-99 1999-00 2000-01 2001-02 2002-03 2003-04 2004-05 2005-06 2006-07 2007-08


Earnings Per Share (Rupees)
18.89
21.19
20.93
22.02
8.85
25.86
28.06
32.70
37.20
46.85
1998-99 1999-00 2000-01 2001-02 2002-03 2003-04 2004-05 2005-06 2006-07 2007-08

Business Mix

Generation
Generates 940 MW of electricity through Power Stations across Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa

Distribution
Distributes over 28 billion units of electricity to 25 million consumers

EPC
Leading player in India in the engineering, procurement and construction segment of the power sector

RELIANCE Infrastructure

Anil Dhirubhai Ambani Group

Infrastructure
- Road Projects: Largest developer of road projects for NHAI totaling 401 kms
- Metro Project: First and only private sector builder and operator in Mumbai and Delhi covering 34 kms

Transmission
- Parbati and Koldam Hydroelectric project
- Project under Western Region System Strenghtening Scheme II in Maharashtra and Gujarat

Distribution Network in Mumbai


NORTH DIVISION
UTTAN
CORAI
CENTRAL DIVISION
ERANGAL
MADH
SOUTH-CENTRAL DIVISION
JUHU
SOUTH DIVISION
DANDA
MAHIM BAY
DHARAVI
EAST DIVISION
NATIONAL PARK
AAREY COLONY
POWAI

● North Division (Borivli To Bhayender)
Jn. of Shankar Lane & S.V.Road
Kandivli (West)
Mumbai 400 067
Tel. No. 3009 6999. Fax 3009 4581 / 3009 4580

● Central Division (Goregaon To Kandivli)
Western Express Highway, Opp. Patel Alluminium
Dindoshi, Goregaon (East)
Mumbai 400 097
Tel. No. 3009 6999, Fax 3009 4844

● South Central Division
(Andheri, M.I.D.C., Marol & Seepz, Jogeshwari)
M.I.D.C. Central Road, Marol Bus Depot
Andheri (East)
Mumbai 400 093
Tel. No. 3009 6999, Fax 3009 4341

● South Division (Bandra to Vileparle)
RNA Corporate Park, Old Kala Mandir
Near Collector's Office, Bandra (East)
Mumbai 400 051
Tel No. 30096999. Fax: 30096166

● East Division
(Chunabhatti To Vikhroli
& Mankhurd)
Near Sahakar Cinema
Tilak Nagar Road No.3
Chembur
Mumbai 400 089
Tel. No. 3009 6999. Fax 3009 2022

● Helpline No. 30303030

As On March 31, 2008

Licensed area of supply	384 sq kms.
No. of consumers	2.63 millions
Population covered	above 1 Crore
Maximum Demand	1,540 MVA
Receiving Stations	58 Nos.
Sub Stations	4,392 Nos.
High Tension consumers	409 Nos.
High Tension Mains	3,607 kms.
Low Tension Mains	3,313 kms.

LEGEND

- Existing Receiving Station Fed From DTPS
- Existing Receiving Station Fed From TPC
- Existing Receiving Station Fed From TPC & DTPS
- Existing TPC's Receiving Station
- Existing 220/33/11 kV. REL Receiving Station

Notice

Notice is hereby given that the 79th Annual General Meeting (AGM) of the members of Reliance Infrastructure Limited (formerly Reliance Energy Limited) will be held on Tuesday, September 16, 2008 at 2.00 p.m. or soon thereafter as the AGM of Reliance Capital Limited convened for the same day shall be over at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business:

Ordinary Business

1. To consider and adopt the audited Balance Sheet as at March 31, 2008, the Profit and Loss Account for the year ended on that date and the reports of the Board of Directors and Auditors' thereon.
2. To declare dividend on equity shares.
3. To appoint a Director in place of Gen V P Malik who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Shri S L Rao who retires by rotation and being eligible offers himself for re-appointment.
5. To appoint a Director in place of Dr Leena Srivastava who retires by rotation and being eligible offers herself for re-appointment.
6. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT M/s Price Waterhouse, Chartered Accountants and M/s Chaturvedi & Shah, Chartered Accountants, be and are hereby appointed as joint auditors of the company, to hold office from the conclusion of this annual general meeting until the conclusion of the next annual general meeting of the company, on such remuneration as may be fixed by the boards of directors."

By Order of the Board

Ramesh Shenoy
Company Secretary

Registered Office:
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

April 28, 2008

Notes

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote instead of herself/himself and the proxy need not be a member of the Company. The instrument appointing a proxy should, however, be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.**
2. Corporate members are requested to send a duly certified copy of the Board resolution authorizing their representatives to attend and vote at the Meeting.
3. Members/proxies should fill in the attendance slip for attending the Meeting.
4. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.
5. Members who hold shares in electronic form are requested to write their DP Id and Client Id numbers and those who hold shares in physical form are requested to write their folio numbers in the attendance slip for attending the Meeting to facilitate identification of membership at the Meeting. Members are requested to bring their attendance slip along with their copy of the annual report to the Meeting.
6. a. The Company has already notified closure of the Register of Members and the Share Transfer Books from Tuesday, July 8, 2008 to Tuesday, July 15, 2008 (both days inclusive), for determining the names of members eligible for dividend, if approved, on equity shares for the year ended March 31, 2008. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.
   b. The dividend on equity shares, as recommended by the Board of Directors, if declared at the Meeting will be paid after the Meeting.
   c. Members may please note that the dividend warrants shall be payable at par at the designated branches of the bank printed on the reverse of the dividend warrant for an initial period of 3 months only. Thereafter the dividend warrant on revalidation shall be payable only at limited centers/branches of the said Bank. The Members are, therefore, advised to encash dividend warrants within the initial validity period.
   d. Shareholders holding shares in electronic form are hereby informed that bank particulars registered against their respective depository accounts will be used by the Company for payment of the dividend. The Company or its Registrar will not act on any request received directly from the shareholders holding shares in electronic form for any change of bank particulars or bank mandate. Such changes are to be advised only to the Depository Participant by the shareholders.
7. Non-resident Indian members are requested to inform Karvy Computershare Private Limited immediately on :
   a. the change in the residential status on return to India for permanent settlement.
   b. the particulars of the bank accounts maintained in India with complete name, branch, account type, account number and address of the bank, if not furnished earlier.
8. Re-appointment of directors: At the ensuing Meeting, Gen V P Malik, Shri S L Rao and Dr Leena Srivastava retire by rotation, and being eligible, offer themselves for re-appointment. The details pertaining to these directors required to be provided pursuant to clause 49 of the listing agreement are furnished in the statement on corporate governance published elsewhere in this report.
9. Members are advised to refer to the section titled "Investor Information" provided in this Annual Report.
10. Members are requested to fill in and send the Feedback form provided in this Annual Report, to aid the Company in its constant endeavour to enhance the standards of service to investors.
11. Pursuant to Circular no. SEBI/CFD/DIL/LA/2/2007/26/4 dated April 26, 2007, issued by the Securities and Exchange Board of India, the statement containing the salient features of the balance sheet, profit and loss account and auditors' report (Abridged Financial Statements), is sent to the members, along with the Abridged Consolidated Financial Statements. Any member interested in obtaining a copy of the full Annual Report, may write to the Registrar and Transfer Agent of the Company.

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the 79th Annual Report, together with the audited statement of accounts of the Company for the year ended March 31, 2008.

Financial Results

The performance of the Company for the financial year ended March 31, 2008 is summarised below

Particulars	Financial Year ended March 31, 2008		Financial Year ended March 31, 2007 *	
	Rs. Crores	US $ in million *	Rs. Crores	US $ in million *
Total Income	7,501.20	1,869.69	6,575.25	1,512.59
Gross Profit before Depreciation	1,374.64	342.63	1,112.43	255.91
Depreciation	222.94	55.57	240.06	55.22
Profit before Taxation and Adjustments	1,151.70	287.06	872.37	200.69
Provision for Taxation (Income Tax and Wealth Tax)	137.15	34.18	90.15	20.74
Provision for Deferred Tax	17.22	4.29	27.15	6.24
Fringe Benefit Tax	6.00	1.50	4.77	1.10
Tax Adjustments for earlier years (Net)	(93.30)	(23.25)	51.15	11.77
Profit after Taxation and Adjustments	1,084.63	270.34	801.45	184.38
Add: Balance of Profit brought forward from previous year	359.28	89.55	275.93	63.47
Profit available for appropriation	1,443.91	359.89	1,077.38	247.85
Less: Statutory Reserves	13.32	3.32	11.41	2.62
Amount available for appropriations	1,430.59	356.57	1,065.97	245.23
Appropriations :				
Dividend on Equity Shares				
(i)Final Dividend	147.73	36.82	121.12	27.86
(ii) Final Dividend on Equity Shares for Previous Year (not appropriated in the previous year)	-	-	(39.40)	(9.06)
Corporate Tax on Dividends	25.11	6.26	20.58	4.73
Transfer to General Reserve	500.00	124.63	600.00	138.03
Transfer to Debenture Redemption Reserve	53.99	13.46	4.39	1.01
Balance carried to Balance Sheet	703.76	175.41	359.28	82.66

* Rs 40.12 = US $ 1 Exchange rate as on March 31, 2008 (Rs 43.47 = US $ 1 as on March 31, 2007)

Financial Performance

During the year under review, your Company recorded the total income of the Company was Rs 7,501 crore, against Rs 6,575 crore in the previous year, an increase of 14%. Net Profit for the financial year ended Mach 31, 2008 recorded an increase of 35% to Rs 1,085 crore from Rs 801 crore in the previous year. Shareholders equity (Networth) increased to Rs 11,690 crore from Rs 9,339 crore in the previous year.

Change of name

As approved by the members through postal ballot on April 17, 2008, the name of the Company has been changed to Reliance Infrastructure Limited with effect from April 28, 2008. The new name appropriately reflects various infrastructure businesses being carried on by the Company and redefines the Company's vision and focus to emerge as a premier infrastructure company.

Dividend

Your Directors recommend a dividend of Rs 6.30 (63 per cent) per equity share aggregating Rs 147.73 crore for the financial year 2007-08 which, if approved at the ensuing 79th AGM, will be paid to (i) those members whose names appear on the Register of Members of the Company after giving effect to all valid share transfers in physical form lodged with the Company on or before July 7, 2008, and (ii) to those members whose names appear as beneficial owners as at the end of business hours on July 7, 2008, as per particulars to be furnished for this purpose, by the Depositories, viz. National Securities Depository Limited and Central Depository Services (India) Limited.

The dividend pay out as proposed is in accordance with the Company's policy to pay sustainable dividend linked to long term performance, keeping in view the capital needs for the Company's growth plans and the intent to optimal financing of such plans through internal accruals.

Management Discussion and Analysis

Management Discussion and Analysis of financial condition including results of operations of the Company for the year under review as required under clause 49 of the listing agreement with the stock exchanges, is given as a separate statement in the annual report.

Directors' Report

The Company has entered into various contracts in the areas of energy and infrastructure business. While the benefits from such contracts will accrue in the future years, their progress is periodically reviewed.

Share Capital

(i) *Authorised Share Capital*

In order to make the preferential issue of equity linked securities to the promoters, the authorised share capital of the Company was increased during the year by Rs 100 crore, from Rs 1,850 crore to Rs 1,950 crore by increasing the number of authorised equity shares from 25 crore equity shares to 35 crore equity shares of Rs 10 each.

(ii) *Preferential allotment of warrants*

Pursuant to approval of the members of the Company accorded through postal ballot on December 5, 2007, the Company allotted 4,30,00,000 warrants at Rs 1,822.08 each (including a premium of Rs 1,812.08 per equity share) on preferential basis to one of the promoter companies, AAA Project Ventures Private Limited, on January 20, 2008. The warrants are convertible into equity shares of Rs 10 each on or before 18 months from the date of allotment of warrants, i.e. on or before July 19, 2009.

(iii) *Conversion of US$ 178.058 million Foreign Currency Convertible Bonds (FCCBs)*

During the period October 15, 2007 to February 4, 2008, the Company allotted 79,99,954 equity shares on conversion of US$ 178.058 million FCCBs. Consequent upon the allotment of these shares, the paid - up capital of the Company rose to Rs 236,53,02,620. The excess of fair value (market price) of equity shares on the dates of allotment over the issue price of Rs 1,006.92 being the attributable cost has been charged to the Profit and Loss Account.

(iv) *Buy-back of shares*

Pursuant to the resolution passed by the Board of Directors of the Company in accordance with the provisions of the Companies Act, 1956 and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 to buy-back the equity shares of the Company at a maximum price of Rs 1,600 per equity share, up to an amount not exceeding 10 per cent of the paid-up equity share capital and free reserves (including securities premium) of the Company, i.e. up to Rs 800.06 crore, the Company had bought-back 24,38,551 equity shares of Rs 10 each at an aggregate value of Rs 307.68 crore up to April 28, 2008. Consequently, the paid-up equity share capital of the Company stands reduced to Rs 234,09,17,110 as on April 28, 2008.

Further, the members of the Company have on April 17, 2008, approved a proposal enabling the Company to buy-back equity shares at a maximum price of Rs 1,600 per equity share, up to an amount not exceeding 25 per cent of the paid-up equity share capital and free reserves (including securities premium) of the Company aggregating Rs 2,000.14 crore, including the limits approved by the Board of the Company.

Major Associate Company

Reliance Power Limited

Reliance Power Limited (Reliance Power), promoted jointly by Reliance Infrastructure Limited and Shri Anil Dhirubhai Ambani through AAA Project Ventures Private Limited, made an Initial Public Offering (IPO) of 26 crore equity shares of Rs 10 each in January 2008 at an issue price of Rs 450 per share with a discount of Rs 20 to retail investors i.e. an issue price of Rs 430 per share. The IPO received an overwhelming and record breaking response, with commitment of about Rs 7,50,000 crore (US$ 190 billion) from nearly 500 institutional investors across the globe and over 5 million retail investors.

Issue of Bonus Shares

(i) *Waiver of entitlement to Bonus shares:* Subsequent to the closing of the IPO of Reliance Power, the global and Indian equity markets suffered an extraordinary meltdown, with all benchmark indices declining by 15 to 20 per cent and leading Indian stocks declining by an even greater range of 20 per cent to 40 per cent. Reliance Power share declined by 11 per cent from the IPO price for retail investors and by 15 per cent for other categories of investors. In keeping with the Reliance Anil Dhirubhai Ambani Group's fundamental and over-riding philosophy of creating value for genuine long term investors, the Board of Reliance Power proposed an extraordinary and unprecedented one-time measure to reduce the effective cost of acquisition of the shares below the IPO price by issue of bonus shares at the rate of three new equity shares of Rs 10 each for every five existing equity shares of Rs 10 each to the holders of Reliance Power in the public category (excluding the promoters) and sought the approval of members of its Company for the proposal. The promoters of Reliance Power, viz. AAA Project Ventures Private Limited and Reliance Infrastructure Limited, who collectively held 203.20 crore equity shares representing 89.92% of the existing equity share capital of Reliance Power prior to bonus, waived their entitlement to the issue and allotment of bonus shares. This initiative from the Company was taken in the long term common interests of both Reliance Power and Reliance Infrastructure and their more than 5.70 million shareholders.

(ii) *Gift of Reliance Power shares:* AAA Project Ventures Private Limited, an entity fully controlled by our Chairman, Shri Anil Dhirubhai Ambani and also Promoter of Reliance Power, voluntarily decided to gift 2.57 per cent of post bonus issue equity share capital comprising 6,15,00,000 shares in Reliance Power to the Company. This extraordinary measure was undertaken by AAA Project Ventures Private Limited to protect the Company from suffering any dilution of its holding in Reliance Power consequent upon the Company waiving its right to bonus shares.

The Company has received the approval of the members of the Company through postal ballot on April 17, 2008 for waiver of its entitlement to bonus shares of Reliance Power and acceptance of gift of shares from AAA Project Ventures Private Limited.

Standby Charges

In the pending litigation on standby charges, The Tata Power Company Limited (TPC) had filed an appeal in the Hon'ble Supreme Court which admitted it and directed TPC to deposit Rs 227 crore (being 50 per cent of the amount of refund including interest up to December 31, 2006) as per the order of the Appellate Tribunal for Electricity and furnish a bank guarantee for Rs 227 crore. The Company was permitted to withdraw the amount after giving an undertaking to repay the amount if required, without demur, on the final order being passed. The Company, after giving such an undertaking received Rs 227 crore on March 12, 2007. The Company is yet to receive further order from the Hon'ble Supreme Court.

Subsidiary Companies

The Company, as of March 31, 2008 had nine subsidiaries, viz. BSES Kerala Power Limited, Reliance Infraprojects Limited, Reliance Projects Finance Private Limited, Reliance Power Infrastructure Private Limited, Reliance Power Transmission Limited, Noida Global SEZ Private Limited, Mumbai Metro One Private Limited, Reliance Energy Trading Limited and Parbati Koldam Transmission Company Limited. Besides, Western Region Transmission (Maharashtra) Private Limited and Western Region Transmission (Gujarat) Private Limited became wholly owned subsidiaries of Reliance Power Transmission Limited, a subsidiary of the Company, with effect from November 14, 2007 and in terms of Section 4(1) (c) of the Companies Act, 1956, these two companies have become subsidiaries of the Company.

In terms of the approvals granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the balance sheet, profit & loss account and reports of the board of directors and auditors of the subsisting subsidiaries have not been attached with the balance sheet of the Company. However, these documents will be made available

Directors' Report

upon request to any member of the Company interested in obtaining the same. As directed by the Central Government, the financial data of the subsidiaries has been furnished in the Notes on abridged consolidated financial statements, which forms part of the Annual Report. The annual accounts of the Company including that of subsidiaries will be kept for inspection by any member. Further, pursuant to Accounting Standard-21 (AS-21) issued by the Institute of the Chartered Accountants of India, Consolidated Financial Statements presented by the Company include financial information about its subsidiaries.

For implementing the Delhi airport metro express project, the Company has incorporated a special purpose vehicle viz Delhi Airport Metro Express Private Limited which became subsidiary of the Company on April 1, 2008.

Fixed Deposits

The Company discontinued accepting fixed deposits since December 1998. The Company, during the year, transferred Rs 95,061 being the unclaimed deposit and interest thereon to the Investor Education and Protection Fund set up by the Government of India. There was no unclaimed fixed deposit as on March 31, 2008.

Amalgamation

With a view to enhancing the Company's infrastructure service capabilities and financial strength, a petition for amalgamation of one of the wholly owned subsidiaries of the Company, viz. Reliance Projects Finance Private Limited with the Company has been filed in the Hon'ble High Court of Bombay on March 28, 2008. The same is pending for hearing before the Hon'ble Court.

Directors

Shri S C Gupta was re-appointed as Whole-time Director designated as Director (Operations) for a further period of five years with effect from January 18, 2008 up to January 17, 2013. The Company has received approval of the members of the Company through postal ballot on April 17, 2008 in respect of the above appointment.

Gen V P Malik, Shri S L Rao and Dr Leena Srivastava retire by rotation and are eligible for re-appointment. Brief resumes of these directors, the nature of their expertise in specific functional areas, names of companies in which they hold directorships and the memberships/chairmanship of committees of the board, their shareholdings, etc. as stipulated under clause 49 of the listing agreement with the stock exchanges in India are provided in the report on corporate governance forming part of the annual report.

The five year tenure of Shri J P Chalasani as Director (Business Development) ceased on January 17, 2008. Shri Chalasani since ceased to be a Director of the Company.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217 (2AA) of the Companies Act, 1956, with respect to the Directors' Responsibility Statement, it is hereby confirmed that:

i. in the preparation of the accounts for the financial year ended March 31, 2008, the applicable accounting standards have been followed along with proper explanations relating to material departures.

ii. the Directors have selected such accounting policies and applied them consistently, and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2008 and of the profit of the Company for the said period;

iii. the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv. the Directors have prepared the accounts for the financial year ended March 31, 2008, on a 'going concern' basis.

The above statements have been noted by the audit committee at its meeting held on April 27, 2008.

Group

Pursuant to an intimation from the Promoters, the names of the Promoters and entities comprising 'group' as defined under the Monopolies and Restrictive Trade Practices ('MRTP') Act, 1969 are discused in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Consolidated Financial Statements

The Audited Consolidated Financial Statements based on the Financial Statements recieved from subsidiary Companies, as approved by their respective board of directors, have been prepared in accordance with the Accounting Standard (AS-21) on consolidated financial statements read with Accounting Standard (AS-23) on Accounting for Investments in Associates.

Auditors

Price Waterhouse, Chartered Accountants and Chaturvedi & Shah, Chartered Accountants, as statutory auditors of the Company, hold office until the conclusion of the ensuing annual general meeting and are eligible for re-appointment.

The Company has recieved letters from Price Waterhouse, Chartered Accountants and Chaturvedi & Shah, Chartered Accountants, to the effect that their appointment, if made, would be within the prescribed limits under section 224 (1B) of the Companies Act, 1956, and that they are not disqualified for such appointment within the meaning of section 226 of the Companies Act, 1956.

Cost Auditor

Pursuant to the direction of the Central Government that the cost accounts maintained by the Company be audited by an auditor, the Company appointed V J Talati & Company, Cost Accountants, for conducting the cost audit for the generation, transmission and distribution of electricity business of the Company for the financial year ended March 31, 2008.

Particulars of Employees

In terms of the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' report. However, having regard to the provisions of Section 219 (1) (b) (iv) of the Companies Act, 1956, the annual report is being sent to all members of the Company excluding the aforesaid information. Any member interested in obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo

The information relating to energy conservation, technology absorption, foreign exchange earnings and outgo required to be disclosed under Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, is given in Annexure I and forms part of this report.

Corporate Governance

The Company has adopted the "Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct" which has set out the systems, processes and policies conforming to international standards. As per Clause 49 of the Listing Agreement, a separate section on corporate governance forms part of the annual report.

A certificate from the auditors of the Company regarding compliance of conditions of corporate governance as stipulated under clause 49 of the listing agreement is given in Annexure II.

Acknowledgment

Your directors wish to thank the Government of India (including the Ministry of Power), Governments of Maharashtra, Andhra Pradesh and Goa (including Energy and Environment Departments), Maharashtra State Electricity Board, Electricity Regulatory Commissions of Maharashtra and Andhra Pradesh, Dahanu Taluka Environment Protection Authority, Municipal Corporation of Greater Mumbai, financial institutions, bankers, customers, suppliers, shareholders and the employees of the Company for their co-operation and support.

On behalf of the Board of Directors

Mumbai
April 28, 2008

Anil D Ambani
Chairman

Annexures to the Directors' Report

Annexure I

Disclosure under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988

A. **Conservation of Energy**

a. Energy conservation measures taken at Distribution Division and Power Stations:

i. Energy audit of offices, training and awareness programmes from energy conservation perspective.

ii Use of energy saving luminaries like Light Emitting Diodes (LED) / Power Diode for energy efficient lighting.

iii Energy audits and load survey for consumers to assist their energy conservation programmes.

iv. Energy audits to cover all plant systems consisting of the main process and equipments like turbines, boilers, waste heat recovery boilers, compressors, cooling towers, pumps, lighting systems, air conditioning, etc.

v. Lighting systems have been optimized through energy efficient lighting systems and fittings.

vi. Optimization of pumping systems through fitting of Variable frequency drives in Condensate extraction pumps, Primary air fans, Seal air fans, cooling tower fans, etc.

b. Additional investment and proposals being implemented:

i. Replacement of steam ejectors with vacuum pumps and less efficient pumps with higher efficiency pumps.

ii. Energy saving by installation of energy efficient blades on cooling tower fans.

iii. Expanding the variable frequency drives usage to smaller pumps and fans

c. Impact of the measures outlined at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

i. Reduction in auxiliary power consumption.

ii. Improved heat rate.

iii. Heightened energy conservation awareness among employees and customers.

B. **Technology Absorption: Efforts made in technology absorption as per Form B is given below.**

FORM 'B'

Research and Development (R&D)

1. **Electricity Supply Division**

Areas in which R&D was carried out

a. Drying of insulation of power transformers and Distribution transformers to improve the life cycle.

b. Geographical Information System in cable fault testing van using web based application.

Benefits derived

a. Enhancement in life of the power transformers and Distribution transformers.

b. Reduction in fault testing time and assist in faster restoration of supply.

Future plan of action

a. Development of communication protocol for Fault Passage Indicator (FPI) to convey loading of distribution transformers, low tension (LT) feeders, temperature and burglar alarms.

b. Use of partial discharge technology for predictive maintenance.

c. Introduction of open link ring type LT network for improving reliability.

2. **Transmission Division**

Areas in which R&D was carried out

a. Hot line maintenance

b. Polymer Insulators

Benefits derived

a. Replacement of insulator strings, repositioning of vibration dampers, tightening of nut-bolts and jumpers can be carried out without outage and down time.

b. Installation of Polymer Insulators will reduce insulator failures and improve reliability.

Future plan of action

a. Installation of online Dissolved Gas Analyzer for all 220 KV Transformer.

b. Introduction of 220kV cables for new EHV stations.

c. Introduction of 33 kV and 220 kV GIS at proposed EHV stations at Gorai, Nagri Nivara Parishad, Goregaon (E), Goregaon (W) and Chembur.

3. **Goa Power Station**

Areas in which R&D was *carried out*

VFD operation for Cooling Tower (CT) fans

Benefits derived

Reduction in auxiliary power consumptions

Future plan of action

a. Reference Field Test (RFT) for testing suitability of Bio - Fuel (Ethanol) as Gas Turbine alternative fuel.

b. Installation of Vacuum Pump in place of Steam Ejectors for improved efficiency.

c. Up-gradation of Foxboro DCS to Intelligent Application (Mesh) system.

d. Replacement of existing power driven exhausters by turbo ventilators.

4. **Goa Distribution System**

Areas in which R&D was *carried out*

Installation of HV Series Reactor between plant generating bus and GoG grid

Benefits derived

HV Series Reactor will reduce the fault currents supplied by the Company's generators in case of faults thereby reduce or eliminate the effects of voltage dips experienced by our consumers

Future plan of action

a. Use of CDMA (Code Division Multiple Access) technology for Automated Remote Metering.

b. Replacement of existing power driven exhausters by turbo ventilators for auxiliary power reduction.

5. **Dahanu Thermal Power Station**

Areas in which R&D was *carried out*

Auxiliary power reduction by various projects like installation of VFD, replacement of energy efficient lighting, replacement of new technology valves, etc.

Benefits derived

Reduced auxiliary power consumption of the plant

Future plan of action

a. Efficiency improvement through online optimization package

b. Setting of coarse ash grinding system in order to utilize coarse ash gainfully

c. Increased use of VFDs for reduction in auxiliary power consumption

d. Replacement of existing power driven exhausters by turbo ventilators for auxiliary power reduction

Annexures to the Directors' Report

Expenditure incurred on R & D

		Rs lakhs
a)	Capital	1036.95
b)	Recurring	23.40
c)	Total	1060.35
d)	Total R & D expenditure as percentage of total turnover	0.14%

Technology Absorption, Adaptation and Innovation

1. **Electricity Supply Division**

Efforts, in brief, made towards technology absorption, adaptation and innovation:

a. Use of Horizontal Drilling Device (HDD) and Trencher for mechanized excavation.
b. Use of Very Low Frequency (VLF) testing of XLPE cables at 0.1 Hz.
c. Modem installations for Fault Passage Indicators .
d. FPIs installed in distribution substations indication of flow of fault current are now networked through the in-house built modems
e. Integration of GIS/ SAP/ SCADA
f. SAS software for short term load forecasting customized to suit the requirement of forecasting of power for RInfra distribution system

Benefits derived

a. Faster location of cable fault and to assist in the cable laying
b. To eliminate the cable treeing effect in XLPE cable and improve the life expectancy of cables
c. Faster isolation of cable faults and reduction in down time
d. Precise load forecasting for procurement of power.

2. **Dahanu Thermal Power Station**

Efforts, in brief, made towards technology absorption, adaptation and innovation:

a. Variable frequency drive for PA Fan
b. Corrocoating of Cooling Water (CW) & Auxiliary CW pumps & impellers
c. ELC (Electrostatic) super cleaning technology for lubricating oil
d. Non contact type voltage detector on 220 KV transmission lines.

Benefits derived

a. PA Fan VFD will reduce auxiliary power consumption of the plant
b. Reduced power consumption of CW pumps and Auxiliary Cooling Water (ACW) pumps
c. Turbo generator lubricating oil cleanliness achieved from NAS7 to NAS5
d. Use of non - contact type voltage detector will improve safety while working on 220 KV transmission lines.

3. **Samalkot Power Station**

Efforts, in brief, made towards technology absorption, adaptation and innovation

a. Installation of VFD for the Raw Water Pumps and Low Pressure (LP) Feed Water Pumps
b. Application of synthetic Polymer coating to the CW pumps internals.

Benefits derived

Energy conservation through reduction in auxiliary power consumption

4. **Goa Power Station and Distribution System**

Efforts, in brief, made towards technology absorption, adaptation and innovation

a. Dry ice blasting of HRSG finned tubes for deposit removal and cleaning
b. Delta Star conversion of lightly loaded motors
c. Launching of e-communication facilities for all consumers
d. Power quality analysis conducted for 100 per cent of consumers
e. Achieved the target of 1 day Metering and Billing process for all consumers through Automatic Meter Reader, self metering and in-house developed billing software

Benefits derived

a. Differential Pressure reduction across HRSG.
b. Up to 10 per cent savings achieved by changing motor winding connection from delta to star.
c. The communication to consumers is further strengthened through bulk mobile SMS alerts and exclusive email ID for consumer complaints and queries.
d. Effect of harmonics, phase and current unbalance reduced to minimum at consumer end.
e. Faster metering and billing cycle.

Exchange earnings and outgo

Virtually, all of the Company's revenues are derived from the domestic market in India. The foreign exchange earnings for the year 2007-08 was Rs 72 lakh (previous year Rs 22 lakh) and foreign exchange outgo during the year was Rs 725.20 crore (previous year Rs 960.50 crore).

Annexure II

Auditors' Certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreement(s)

To the Members of Reliance Infrastructure Limited (formerly known as Reliance Energy Limited)

We have examined the compliance of the conditions of Corporate Governance by Reliance Infrastructure Limited (formerly known as Reliance Energy Limited) ('the Company') for the year ended March 31, 2008 as stipulated in clause 49 of the listing agreement of the Company with the stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was carried out in accordance with the Guidance Note on Certification of Corporate Governance (as stipulated in Clause 49 of the Listing Agreement), issued by the Institute of Chartered Accountants of India and was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the above mentioned listing agreements.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Price Waterhouse	For Chaturvedi & Shah
Chartered Accountants	Chartered Accountants
Partha Ghosh	C D Lala
Partner	Partner
Membership No. 55913	Membership No. 35671
Date : April 28, 2008	Date : April 28, 2008
Place: Mumbai	Place : Mumbai

Management Discussion and Analysis

Forward looking statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operations of the Company describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities laws and regulations. Forward-looking statements are based on certain assumptions and expectations of future events.

The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include cost of fuel, determination of tariff and such other charges and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within the country and such other factors.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 and comply with the accounting standards issued by the Institute of Chartered Accountants of India. Assets and liabilities created under applicable electricity laws continue to be depicted under appropriate heads. The management of Reliance Infrastructure Limited ("Reliance Infrastructure" or "RInfra" or "the Company") accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. These estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year.

The following discussions on our financial condition and result of operations should be read together with our audited consolidated financial statements and the notes to these statements included in the annual report.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", "the Company", "RInfra" or "Reliance Infrastructure" are to Reliance Infrastructure Limited and /or its subsidiary companies.

Overall review

The Company has changed its name from Reliance Energy Limited to Reliance Infrastructure Limited with effect from April 28, 2008 as approved by the members through postal ballot on April 17, 2008. The new name appropriately reflects various infrastructure businesses, including in the power and energy sector, being carried on by the Company and redefines the Company's vision and focus to emerge as a premier Infrastructure Company.

Reliance Infrastructure is India's leading private sector Infrastructure Company, with aggregate estimated group revenues of Rs 16,690 crore (US$ 4.16 billion) and gross fixed assets of Rs 13,300 crore (US$ 3.31 billion). Reliance Infrastructure is ranked amongst India's leading private companies on all major financial parameters, including assets, sales, profits and market capitalisation.

The highlights of performance of the Company for the year 2007-08 are:

- Total Income of Rs 7,501 crore (US$ 1.87 billion), as against Rs 6,575 crore (US$ 1.64 billion) in the previous financial year, an increase of 14 per cent.
- Cash Profit of Rs 1,308 crore (US$ 326 million), against Rs 1,041 crore (US$ 259 million) in the previous financial year, an increase of 26 per cent.
- Net Profit of Rs 1,085 crore (US$ 270 million), against Rs 801 crore (US$ 200 million) in the previous financial year, an increase of 35 per cent.
- Cash Earnings Per Share for the year of Rs 55 (US$ 1.37) against Rs 46 (US$ 1.15) in the previous financial year, an increase of 20 per cent.
- Earnings Per Share (EPS) of Rs 47 (US$ 1.17) against Rs 37 (US$ 0.9) in the previous financial year, an increase of 27 per cent.

In order to optimise shareholder value, the Company continues to focus on in-house opportunities as well as selective large external projects for its Engineering, Procurement and Construction (EPC) Division. The EPC Division had an order book position of Rs 7,849 crore (US$ 1.96 billion) as on March 31, 2008.

Financial Review

Reliance Infrastructure's total income for the year ended March 31, 2008 increased to Rs 7,501 crore (US$ 1.87 billion), compared to Rs 6,575 crore in the previous year.

The total income includes earnings from sale of electrical energy of Rs 4,920 crore (US$ 1.23 billion) as compared to Rs 3,611 crore recorded last year. The sale of electrical energy includes income of Rs 308 crore (US$ 77 million) and Rs 298 crore (US$ 74 million) from the Samalkot Power Station (SPS) and the Goa Power Station (GPS) respectively.

The turnover of our EPC business was Rs 1,444 crore (US$ 360 million), against Rs 2,099 crore (US $ 523 million) in the previous year.

Other income for the year rose to Rs1,135 crore (US$ 283 million), mainly representing interest income.

The cost of electrical energy purchased increased by 62 per cent from Rs 1,533 crore (US $ 382 million) in the previous year to Rs 2,488 crore (US$ 620 million) during the current year

During the year, interest expenditure increased to Rs 309 crore (US$ 77 million) as compared to Rs 250 crore (US $ 62 million) in the previous year, owing to higher level of debt for the period.

To reflect true value of its prime assets, the Company has revalued assets of its Dahanu power station by Rs 752 crore (US$ 187 million). In view of this, the depreciation on such revalued assets is higher by Rs 54 crore (US$ 13 million), and the same has been adjusted by withdrawing equivalent amount from the general reserve, which is credited to the profit and loss account.

The generation undertakings - Dahanu power station, Samalkot power station, Goa power station and the wind farm in Karnataka are eligible for tax holiday under section 80IA of the Income Tax Act, 1961 for a total of 10 consecutive years out of 15. Hence, the effective tax rate for the Company as a whole is governed by section 115 JB of the Income Tax Act, 1961.

The corporate tax liability for the year was Rs 137 crore (US$ 34 million), compared to Rs 90 crore in the previous year. There was a deferred tax liability of Rs 17 crore (US$ 4 million) for the year.

Cash profit for the year was Rs 1,308 crore (US$ 326 million) compared to Rs 1,041 crore (US$ 259 million) in the previous year.

Operating profit i.e. profit before depreciation, interest and tax (PBDIT) increased by 23 per cent to Rs 1,683 crore (US$

419 million) during the year, up from Rs 1,363 crore in the previous year.

Net profit for the year recorded an increase of 35 per cent to Rs 1,085 crore (US$ 271 million), against Rs 801 crore in the previous financial year.

The net profit of Rs 1,085 crore (US$ 271 million) has been arrived at after taking into consideration the following higher expenses aggregating to Rs 174 crore (US$ 43 million) for the year.

- Rs 40 crore (US$ 9.8 million) towards swap loss and exchange fluctuation in respect of trade activities
- Rs 80 crore (US$ 20 million) towards provision for contingencies.
- Rs 54 crore (US$ 13.5 million) towards increase in salaries and wages

Excluding the above, the net profit would have been higher at Rs 1,258 crore (US$ 311 million), an increase of 57 per cent.

During the year under review, the equity capital of the Company increased by Rs 8 crore to Rs 236.53 crore (US$ 58.79 million), consequent upon conversion of outstanding foreign currency convertible bonds.

In our ongoing endeavour to enhance value for our shareholders, RInfra introduced India's largest share buy-back programme. The Company made an announcement to buy-back up to 10 per cent of the paid-up capital and free reserves (including securities premium) of the Company aggregating Rs 800.06 crore, at a maximum price of Rs 1,600 per share, as approved by the Board of Directors on March 5, 2008. The shareholders of the Company have also approved the buy-back of up to 25 per cent of the paid-up capital and free reserves of the Company aggregating Rs 2,000.14 crore on April 17, 2008, inclusive of the percentage of shares and the aggregate amount approved by the Board of Directors of the Company.

The Company bought-back 9,51,500 equity shares for an aggregate amount of Rs 122.68 crore between March 25, 2008 and March 31, 2008. These shares were extinguished by April 11, 2008. As of the date of this report, the Company has cumulatively bought-back 24,38,551 equity shares for an aggregate amount of Rs 307.68 crore.

The total dividend payout for the year at 63 per cent dividend rate is Rs 173 crore (US$ 43 million) including dividend tax, an increase of nearly 22 per cent over the dividend pay out including tax of Rs 142 crore at 53 per cent dividend rate for the previous year.

Capital expenditure during the year was Rs 819 crore (US$ 204 million), primarily on account of expenditure incurred on modernizing and strengthening of the distribution network.

Total gross assets increased during the year to Rs 6,396 crore (US$ 1.594 billion).

The Company ranks among leading Indian private sector companies in terms of net worth. As on March 31, 2008, the net worth of the Company stood at Rs 11,687 crore (US$ 2.913 billion).

During the year, Reliance Energy Trading Limited and Parbati Koldam Transmission Company Limited have become subsidiaries of the Company. Further, Western Region Transmission (Gujarat) Private Limited and Western Region Transmission (Maharashtra) Private Limited, both subsidiaries of an existing subsidiary company, Reliance Power Transmission Limited, also became subsidiaries of the Company during the year. The revenues and profits of these newly incorporated companies in the brief financial period ended March 31, 2008 were not significant.

Resources and Liquidity

Reliance Infrastructure continues to maintain its conservative financial profile, as reflected in its top-end credit ratings.

Reliance Infrastructure's long-term debt is rated 'AAA' from CRISIL, the highest rating awarded by the agency. FITCH Ratings India has also awarded 'Ind AAA' debt rating for the Company, indicating the highest credit quality. The Company's debt is rated 'MAAA' from ICRA, reflecting the highest inherent financial strength.

The Company's gross debt as at the end of the financial year stood at Rs 4,989 crore (US$ 1.24 billion). Of this, nearly 67 per cent represented foreign currency denominated debt. The average final maturity of the Company's long-term debt is about 4 years The average annual interest cost is about 4.5 per cent.

Reliance Infrastructure's current cash flow levels, for less than four years, are adequate to extinguish its entire gross debt, reflecting its inherent financial strength and conservatism. At net level, the Company is currently debt free.

The Company funds its long-term and project related financing requirements from a combination of internally generated cash flows and external sources. The working capital requirements are met through commercial rupee credit lines provided by a consortium of Indian and foreign banks.

The Company also undertakes liability management transactions and enters into other structured derivatives arrangements such as interest rate and currency swaps. This is practised on an ongoing basis to reduce overall cost of debt and diversify liability mix.

Infrastructure Industry Structure and developments

The acceleration in India's recent economic growth has been spearheaded by the private sector. The cumulative effects of market-opening reforms has been to raise competition, diffuse new management know-how and technologies and unleash entrepreneurial spirit.

Yet, the inadequate supply of infrastructure remains a major constraint and has prevented India from realizing its true growth potential. *(World Economic Forum's Global Competitiveness Report, FY 2007)*.

The Government of India has unveiled the 11th Five-Year Economic Plan, spanning the financial year 2007 to the financial year 2012. The Plan estimates a capital requirement of about US$ 320 billion to be spent over the planned period on improving roads, railways, ports, power and water systems. This is a policy initiative in the right direction and would raise infrastructure spending from the current 5 per cent of GDP to about 9 per cent in financial year 2012.

It is estimated that at least 30 per cent of the planned infrastructure expenditure shall be met through private sector participation. The private sector participation in infrastructure is being pursued through innovative routes and combination thereof, including Public-Private-Partnership (PPP), formation of special purpose vehicles and provision of viability gap funding.

PPP involves long-term contracts between the government and private sector entities detailing the rights and obligation of both parties. PPP framework offers significant advantages in terms of sharing risks and lowering the cost of provisions of services to users. The PPP framework also ensures the continued support of the government throughout the project life, an essential ingredient for successful implementation of infrastructure projects in the country.

In order to attract private sector participation, the government is undertaking various initiatives at the highest level. The transaction documents for PPP projects are being standardized; the Model Concession Agreement (MCA) for PPPs in National Highway Projects is already in operation; similarly MCAs for other segments of the infrastructure businesses viz. Mass Rapid Transit Systems (MRTS), airports (non-metro) are being finalized and are expected to be operational in the current fiscal year. Besides, to streamline the appraisal processes, a Public-Private Partnership Appraisal Committee (PPPAC) has been set up by the Government of India to review PPP proposals in a time-bound manner.

Further, in order to encourage expeditious implementation of infrastructure projects through the PPP route, the government has made provisions of Viability Gap Funding (VGF) to support the capital expenditure. The provision of such funding is arranged by way of grants through central government and respective state government(s) (the state(s) in which the particular infrastructure projects is being implemented). Such funding for selected PPP project(s) may go up to 40 per cent of the project cost based on various parameters.

The requirement of state-of-the-art infrastructure for sustained economic growth has been acknowledged at various levels by both the government and private sector. With the policy initiatives taken by the government, the private sector participation looks more conducive for growth in the infrastructure sector.

The Company has been exploring the emerging opportunities in the infrastructure sector and has, in recent years, significantly expanded its footprint across a wide range of infrastructure businesses. The Company has either directly or through its subsidiaries or investee companies or in consortium, been engaged in a number of projects under implementation or under consideration in the fields of not only power generation, transmission, distribution business but also in other infrastructural areas such as highways, roads, bridges, metro rail and other mass rapid transit systems, airports, special economic zones, real estate, etc.

The Company as on date has the distinction of being

- the only private sector developer in the Metro rail business undertaking two prestigious projects in Mumbai and Delhi;
- the first private sector developer with a project to construct the India's first 100 storeyed trade tower and commercial business district at Hyderabad; and
- the developer with one of the longest road projects under implementation for NHAI.

The Company is optimistic about the opening up of the infrastructure sector to enable private players to make a contribution to the development of the country. As part of its long-term business strategy, the Company would be more focused on infrastructure projects, including real estate under the PPP framework. Apart from this, the Company is also planning to expand infrastructure investment presence through *suo moto* proposals.

The Company is in the process of venturing into a project to construct a self financing transport corridor along with the real estate development. This innovative model of sustainable integrated infrastructure development would give impetus to improved living standards of the people in the region.

The Company is also in the process of setting up special economic zones in association with world class international developers, which are expected to serve as benchmarks for others in the industry.

Reliance Energy - Energy Distribution Division of Reliance Infrastructure

Mumbai Distribution Business

The Company has been in the field of power distribution for nearly eight decades and with its emphasis on continuous improvement, has achieved the distinction of consistently operating its distribution network at 99.9 per cent reliability.

Consumers

The number of consumers at the end of the year was 26.29 lakh (previous year 25.62 lakh).

Consumer profile and units sold


85.3%
13.7%
1.1%
In million
1.97
2.04
2.13
2.19
2.24
0.30
0.31
0.34
0.35
0.05
0.03
0.03
0.03
0.03
03-04
04-05
05-06
06-07
07-08
Industrial
Commercial
Residential


52.6%
34.9%
12.5%
MU's Sold
3232
1758
1127
3554
1889
1059
3792
2136
947
4028
2591
835
4107
2724
976
03-04
04-05
05-06
06-07
(07-08)
Industrial
Commercial
Residential
Note: 'Others' category merged with Industrial

Revenue

The billing revenue by the Mumbai distribution business of the Company for the year was Rs 4,324 crore (previous year Rs 3,052 crore).

System Network Augmentation

The vibrancy in the residential, commercial and industrial activity in our energy distribution area increases the power needs of the consumers and the same is met through augmentation of network on an ongoing basis.

Management Discussion and Analysis

The coincident peak demand registered in the Company's system during the year was 1,464 MVA as against 1,408 MVA (1,457 MVA arithmetic peak demand) during the previous year, marking an increase of 4 per cent. The system utilization factor was 72.92 per cent (previous year 69 per cent). At the close of the year, there were 3,606 kms of high tension and 3,313 kms of low tension mains in the Company's system, with the addition of 158 kms of high tension and 134 kms of low tension lines during the year. During the year, the installed capacity of power transformers increased by 90 MVA to 2,322 MVA. The capacity addition was made at six receiving stations of the transmission system of the Company. The installed capacity of distribution transformers increased by 245 MVA to 3,648 MVA.

With the addition of 189 new substations, there were 4,909 sub-stations at the end of the year. The peak power factor increased to 0.98 from previous year's figure of 0.96.

The Company continues to focus on system loss control through a variety of technical and physical means, some of which are as follows:

- Maintenance of network loading at an optimum loading level.
- Refurbishment and replacement of old cables and distribution transformers.
- Installation of capacitors to reduce inductive loads in the system.
- Implementation of Distribution Management System measures including installation of fault passage indicators.
- Monthly meter readings at various levels in the system and analysis thereof through the process of energy audit to identify potential areas of improvement.
- Vigilance drives in the areas with higher levels of losses and which are theft.

Meter Modernisation

The Company has installed electronic meters for all new consumers and has also replaced 1,61,810 single phase and 20,359 poly phase electromechanical meters by electronic meters for existing consumers. Electromechanical meters are prone to reduced accuracy resulting from frictional fatigue due to its moving parts. The electronic meters record the energy consumption with greater accuracy.

Customer Service

Reliance Infrastructure continues its focus on providing enhanced services to the customers which includes better access to billing information, ease of payments and speedy redressal of grievances.

Billing

Reliance Infrastructure has taken steps to make its electricity bills more informative and, aesthetic, apart from giving consumer the choice to have their bill in any one of 4 different languages, namely, English, Hindi, Marathi and Gujarati. In addition, Reliance Infrastructure has also taken the lead in providing a Braille bill for the visually challenged customers. To add further to the customers' convenience, Reliance Infrastructure now directly makes available e-bills for those who email addresses to the Company. There is also the option of being able to view the energy bill at the Reliance Infrastructure website or with SMS alert on one's mobile phone.

Payment

Last year saw the launch of SMS payment receipts on customers' mobiles, ensuring greater transparency and convenience.

Reliance Infrastructure already offers over 2,000 payment locations to enable its customers to pay their energy bills. This includes drop boxes in its area of supply and select strategic locations outside. Drop boxes have also been installed in various housing societies. The new pay-by-phone facility enables customers to pay by short messaging service (SMS). This is in addition to other existing payment option from home such as through Internet, through standing instruction or through Bill Pay, which allows customers to use their Reliance mobile phones to pay their bills.

Call Centre

The 24 x 7 helpline-PowerHelp-continues as a single window call centre with multi-skilled, multi-lingual customer service staff who can offer services in English, Hindi, Marathi and Gujarati. The call centre operates through the easy-to-remember number 3030 3030.

Customer Care Centres

The Company has eight Customer Care Centres spread over in its geographical area and identified with reference to each of its five divisions to attend to customers' requirements including new connections, payments and redressal of grievances. In addition, the Internal Grievance Redressal Cell is also functional at these Customer Care Centres.

These Customer Care Centres are fully integrated with our enterprise resource planning system which enables our customer care staff to have access to the entire customer data. This helps in improved redressal of various customer issues.

Website

Reliance Infrastructure's website www.rinfra.com is designed in a way that best serves the needs of the consumer. Informative, interactive and user-friendly the website enables the consumer to access the billing information and payment status in addition to communicating e-directly with the organization.

Regulatory Initiatives, Developments and Issues

New Regulations

The Maharashtra Electricity Regulatory Commission (MERC) had issued an order in May 2007 in the matter of introduction of Availability Based Tariff (ABT) regime at State level within Maharashtra. The objectives of the proposed mechanism were to introduce an environment to facilitate trading in electricity, effective utilization of generation resources within the State.

Tariff Revision

As per the Electricity Act 2003, the tariff has to be approved/fixed by the State Regulatory Commission (MERC). The first tariff Order under Multi Year Tariff petition, as per MERC (Terms and Conditions of Tariff) Regulations, 2005 for Generation, Transmission and Distribution was issued by MERC on April 24, 2007.

Further, under MERC Tariff Regulation, Annual Performance Review (APR) Petition has been filed separately for Generation, Transmission and Distribution Business for tariff determination for the Financial Year (FY) 2009 and also truing up for FY 2007 and annual performance review for FY2008.

Renewable Purchase Standards

As per the Renewable Purchase Standards Order of MERC issued on August 16, 2006, all the distribution utilities are to meet a certain percentage of their total energy input through renewable sources. The percentage fixed is 3 per cent for FY 2007, 4 per cent for FY 2008 and 5 per cent for FY 2009. In case of such obligation not being met, a penalty of Rs 5/u, Rs 6/u and Rs 7/u is applicable for FY 2007, FY 2008 and FY 2009 respectively. For FY 2007, MERC has stated that there will be no penalty. For FY 2008, the Company has filed a petition asking for a waiver of penalties, citing the non availability of renewal energy. A Task Force has been constituted by Maharashtra Energy Development Agency (MEDA) and is evaluating the availability of Renewable Energy generation in the State.

Standby Charges

In the matter of standby charges payable by the Company to The Tata Power Company Limited (TPC), the MERC on remand by the Supreme Court, had directed TPC and the Company to share the standby charges in the ratio of 77:23 by its order of May 31, 2004 (being the ratio in which the peak demand is met by the generating stations of the two companies) and further directed TPC to refund Rs 322 crore being the excess amount paid/deposited by the Company. TPC appealed against the said order in the Bombay High Court. The High Court asked TPC to furnish a bank guarantee for the refundable amount and further directed it to take the issue before the Appellate Tribunal for Electricity. The Company filed a special leave petition (SLP) before the Supreme Court against the interim order of the High Court, seeking cash refund/ adjustment, instead of the bank guarantee. Similarly, TPC also filed an SLP before the Hon'ble Supreme Court. The Supreme Court has disposed of both the SLPs and directed TPC to file an appeal before the appellate tribunal.

The appeal filed by TPC was heard by the appellate tribunal. The appellate tribunal delivered its judgment on standby charges sharing by different formula which would result in a refund of Rs 358 crore to the Company, which together with interest, works out to Rs 454 crore. However, TPC appealed against this order in the Supreme Court which directed TPC as an interim measure to deposit Rs 227 crore in cash and issue a bank guarantee for the balance amount. Reliance Infrastructure was allowed to withdraw this deposit with an undertaking to refund the amount, if required, on final determination in the said appeal. Reliance Infrastructure has since then withdrawn this amount.

The final judgement of Supreme Court is awaited.

Poaching of Consumers

MERC by its order of June 3, 2003 has restrained TPC from supplying power to new consumers whose maximum demand is below 1,000 KVA. Both the Company and TPC had appealed to the High Court of Bombay in the matter. The High Court directed both the parties to approach the appellate tribunal on the appeals filed by the Company and TPC. The appellate tribunal has ruled that TPC has license only for bulk supply. However, TPC has appealed against this judgment in the Supreme Court where the matter had been heard and the order is awaited.

Rebate to Consumers

To contain TPC from poaching of consumers, the Company was constrained to offer rebates to certain categories of consumers, the total amount of which from 1998 to 2004 worked out to Rs 350 crore. MERC by its order had held that such rebates without their approval could not have been given and added the said amount as a notional income in determining annual revenue requirement for 2004-05. On an appeal by the Company, the appellate tribunal held that there was no bar in law against the grant of such rebates and consequently this amount shouldn't be included in the notional income of the Company. TPC filed an appeal in the Supreme Court against the said order which is pending for hearing before the Hon'ble the Supreme Court.

Take or Pay

MERC passed an order on December 6, 2007 on a petition filed by TPC in 2001 relating to:

a. Additional Energy Charges (AEC) of 32 paise for 200 kV drawal.

b. Take or Pay for 1998-99 and 1999-2000.

holding that an amount of Rs 116 crore claimed would be payable with interest at 24 per cent per annum. Pursuant to this Order, TPC raised a claim together with interest for Rs 324 crore. The Company has filed an appeal before the ATE, which has held that additional energy charges are payable but remanded the issue of Take or Pay to MERC for redetermination. The Company has filed an appeal to the Supreme Court against ATE judgement. Pending the outcome, the Company has not claimed this additional cost in ARR filing for FY 2009.

Power Purchase Agreement with TPC

MERC in the Tariff Order of April 2, 2007 has allotted 762 MW of TPC-G total capacity of 1,777 MW to the Company.

MERC, in its Order of November 6, 2007, approved the PPA (Power Purchase Agreement) signed between TPC-G and BEST for 800 MW and TPC-G allocating 477 MW to its own distribution (TPC-D). This approval reduces the capacity being made available to Reliance Infrastructure by TPC-G which adversely impacts the consumers in distribution area of the Company. In order to protect the interests of consumers in its distribution area, the Company had filed an appeal with the appellate tribunal stating that TPC-G by signing the above stated PPAs has not considered equitable allocation of its generation capacity which has been the source of energy for consumers of Reliance Infrastructure, BEST and TPC. The Company, TPC and BEST had appealed before the ATE against the MERC order. ATE in its judgement has stayed MERC order and remanded the matter to MERC for reconsideration. However, on appeals filed by TPC/BEST, the Supreme Court while admitting the appeals has, pending hearing of appeals, granted an interim stay of the said ATE judgement.

MERC in its order has also reserved powers to exercise its rights to allocate capacity of TPC even though the PPAs exist, in case of shortage scenario.

Automation and Information Technology

Our focus area this year has been to assist operations by incorporating the spatial component of field activities through Geographical Information Systems (GIS). It is now emerging as the workspace for several critical field transactions. Its integration with other systems like SAP R/3, SAP ISU-CCS, Outage Management, Distribution Management (Secondary SCADA) has been completed. This has been successfully undertaken by our in-house team, thereby containing costs.

Several dominos based office productivity enhancement systems have been augmented and developed. Earlier systems are now being used and have become the backbone of several critical transactions. The introduction of office systems like travel and documents management has improved efficiency and eased the working of office staff.

The year 2007-08 has also seen a major consolidation of our IT systems. With the upgradation of SAP R/3 and the addition of an HR module to the latest ECC6, we are now at the leading edge of the SAP application version. Several functionalities have been added to the existing SAP HR services. The Performance Management System (PMS) has been tested in a live context along with training and event management system.

Reliance Infrastructure has been certified for ISO 27001, an Information Security Management System (ISMS). In the process of achieving certification, several systems and processes were aligned and best practices implemented as per the policy requirements of ISMS to ensure quality and security of data.

Training Institutions

We believe that training is an integral part of any business or organization that seeks to continuously learn and improve. It is also a great motivational and productivityb tool that helps to nurture and retain talent.

Reliance Infrastructure has three institutes recognized by the Central Elelctricity Authority, viz., Reliance Energy Management Institute (REMI), Versova Technical Training Institute (VTTC) and Dahanu Technical Training Centre (DTTC).

REMI has achieved the No. 1 rank from the United States Agency for International Development (USAID) and the Ministry of Power, Government of India, for its special training programme aimed at the power sector, namely, the-Distribution Reform Upgrades and Management (DRUM) training programme. With nearly 2,500 trainees covered (highest in the country) so far, we also have the best rating in terms of quality of training. The performance score is a cumulative reflection of the Dynamic Ranking Model adopted by USAID-DRUM / Ministry of Power from December 2004.

During 2007-08, over 500 training programmes were conducted at REMI (19 per cent rise) for more than 13,000 participants (30 per cent rise), aggregating to over 22,000 trainee days (38 per cent rise).

In addition to providing inhouse training to its employees, the domain was enlarged to include training for senior management executives from major state electricity boards like the Punjab State Electricity Board and public sector companies such as, Maharashtra State Transmission Company Limited, the Maharashtra State Electricity Distribution Company Limited, the Andhra Pradesh Central Power Distribution Company Limited, the Goa Electricity Department and BEST.

During the year, Reliance Infrastructure also introduced the concept of training through an electronic portal in addition to the conventional physical trainings. A number of e-learning modules were created and as many as 10 web seminars were made accessible through the Company's intranet.

Considering the criticality of cable jointing in a distribution network, a fully equipped cable jointing school has been established and made operational at VTTC. More than 70 low tension cable jointers and 25 high tension cable jointers were trained during 2007-08, along with their team mates who included semi skilled workers.

Apart from technical training and skill upgradation, it is also important for a service industry to create ever greater awarreness ans sensitivity among employees about need to achieve higher level of consumer satisfaction and continuously train and sensitize employees to the need for ever greater consumer satisfaction. Towards this end the Company instituted the following measures during the year:

- Designing a Competency Development Planner and Training portal
- Developing 'SMILE' (Self Management, Innovation, Leadership and Elegance) into a satellite programme using Hybrid Learning ,model
- Measuring quality, effectiveness and impact of training
- Evolving Gross Happiness Index for the organization
- Mapping learning ambience in an organization
- Six sigma based analysis of 360-degree training with a focus on attitudinal component

Reliance Infrastructure continuously endeavours to develop leaders amongst its employees. With this in mind, The REMI conducted a number of leadership programmes for employees in collaboration with well known global institution such as Dale Carnegie, Franklin Covey and others.

Delhi Distribution Business

The Delhi distribution companies ("Discoms"), viz., BSES Rajdhani Power Limited (BRPL) and BSES Yamuna Power Limited (BYPL) are implementing a series of measures aimed at improving customer service and reducing aggregate technical and commercial (AT&C) losses. Year 2007-08 was one of strong operating performance by the Delhi Discoms with significant improvement across all operating parameters.

The Distribution business in Delhi is bifurcated into Wheeling business and Retail business. The Multi Year Tariff (MYT) regulation specifies that the cost of equity from the Wheeling business shall be considered at 14 per cent (post tax). However, the return from the Wheeling business and Retail Supply businesses shall not, together exceed 16 per cent of equity, with an incentive based mechanism for higher returns linked to over achievement of loss reduction targets. The Discoms are taking all necessary steps to garner this upside potential.

The AT&C losses have declined steeply from 29.92 per cent in BRPL and 39.03 per cent in BYPL in 2006-07 to 27.26 per cent and 29.99 per cent respectively during the year, against the MYT target level of 27.34 per cent and 35.62 per cent respectively with reduction of 3 per cent and 10 per cent for BRPL and BYPL respectively. However, without the one time government collections, the reductions are 5 per cent for BRPL and 13 per cent for BYPL (achieved through actual operational efficiency).

The T & D losses came down by 5 per cent for BRPL and 8 per cent for BYPL.

Average overall collection efficiency for both Discoms was maintained at 105 per cent.

With the loss reduction in BYPL, we are in the incentive zone for the first time. There will be total incentive of Rs 118 crore. On the original equity base of Rs 116 crore, it is an increase of 51 per cent.

The Delhi distribution companies registered an aggregate total income of Rs 4,422.42 crore during the year (excluding income from sale of power aggregating to Rs 1,204 crore) against Rs 4,016 crore in the previous year, an increase of nearly 10 per cent. The income for the current year is net of rebate allowed to the domestic consumers pursuant to the roll back of the tariff hike announced by the Government of National Capital Territory of Delhi.

The aggregate power purchase cost increased from Rs 3,096 crore (14,420 million units at Rs 2.15 per unit) to Rs 3,668 crore (15,191 million units at Rs 2.41 per unit), an increase of Rs 572 crore (18 per cent) due to higher Bulk Supply Tariff (BST). The current year purchase cost is net of income from sale of bulk power and related units. The other operating expenses have either declined, remained constant or have increased marginally. This was achieved through tighter control and monitoring of all operating expenses and processes.

The aggregate capital expenditure incurred during the year amounted to Rs 402 crore for the up-gradation, strengthening and modernization of the distribution system. The aggregate net block including current work in progress stood at Rs 3,759 crore.

The additional loans sanctioned by various banks during the year 2007-08 for financing the capital expenditure of the Discoms aggregated to Rs 625 crore, raising the total loans sanctioned for the purpose to Rs 3,204 crore.

The aggregate fund based limits sanctioned by a consortium of banks for working capital was Rs 423 crore against which the utilization was Rs 117 crore (net of cash and bank balances).

The aggregate consumer base has grown by 17 per cent or 1.85 lakh customers for BRPL (adding 1.85 lakh consumers) and 8 per cent or 0.78 lakh customer for BYPL, bringing the total for BSES Delhi to 23 lakh customer. At 2.5 lakh additional customers, our acquisition rate is 62 per cent higher than in the previous year. this mean that a total of 4 lakh new customers were aquired in the last 2 years. In contrast, there were no net aquisitions in the 4 years of operations.

All three-phase meters are now electronic. More than 3 lakh meters were changed in 2007-08. There are approximately 2.68 lakh mechanical meters left which will be changed in the current calendar year. All 1,600 feeders and 11,000 distribution transformers are metered with strong analytics in place.

There was also improvement in the technical parameters - load shedding on account of system constraints declined by 7 per cent in BRPL and by 12 per cent in BYPL. The Average System Availability Index has gone up from 98.93 to 99.06 in BRPL and 98.97 to 99.10 in BYPL.

Key functional initiatives of BRPL and BYPL

1. *External Interface*
    - Increased frequency and transparency of interactions with external stakeholders such as resident welfare associations, government officials, the regulator and the media
    - Better coverage of new initiatives
2. *Customer Care*
    - Focus on winning customer confidence through better communication and increased customer convenience
    - Steps to significantly reduce complaints across all grievance forums
    - Substantial improvements in all key customer satisfaction numbers

BRPL

- 16 per cent reduction in billing complaints in 2007-08 as compared to 2006-07
- 41 per cent decrease in metering complaints pending beyond Delhi Electricity Regulatory Commission (DERC) as compared to February 2008
- 34 per cent reduction in Consumer Grievance Redressal Forum (CGRF) complaints received in 2007-08 as compared to 2006-07
- Performance and overall satisfaction rating of 5.4 on a scale of 10 as per the DERC consumer satisfaction survey
- Average Lead time for new connection of 4.1 days against 7.3 in 2006-07
- Average elapsed time to resolve metering complaints decreased to 10 days from 16 days in 2006-07
- Average time to resolve billing complaints decreased to 3.5 days from 6 days in 2006-07

BYPL

- 19 per cent reduction in billing complaints in 2007-08 as compared to 2006-07
- 26 per cent reduction in complaints received from Consumer Grievance Redressal Forum (CGRF) in 2007-08 as compared to 2006-07
- 3 per cent decrease in CGRF pending complaints in 2007-08 as compared to 2006-07
- Performance and overall satisfaction rating of 5.1 on a scale of 10 as per the DERC consumer satisfaction survey
- Average elapsed time to resolve metering complaints decreased to 7 days from 11 days in 2006-07
- Average time to resolve billing complaints decreased to 7 days from 12 days in 2006-07

3. *Enforcement / Recovery of dues*

    The focus areas have been as follows:
    - Augmentation of teams and requisite infrastructure
    - Successfully established analytics to assist in targeted enforcement
    - There are significant improvements across all enforcement metrics
    - Defined and rolled out incentive schemes for personnel against targets
    - Coordinated with media to ensure positive press coverage due to raids, and in general for education on the ill effects of power theft
    - Theft collections at Rs 94 crore are 52 per cent higher than Rs 62 crore of previous year
4. *Human Resources and Performance Management*
    - Focus has been on bolstering the organizational performance mainly through infusion of talent, training and inculcating performance orientation
    - Performance management framework rolled out at circle and division levels; monthly scorecards prepared and reviewed with the managers
    - Rationalized top management information system with focus to assist management in monitoring performance

5. *Augmentation / Maintenance:*

Equipment/Cables/Systems	BRPL		BYPL	
	2006-07	2007-08	2006-07	2007-08
Number of power transformers	183	**187**	128	**130**
EHV capacity (MVA)	4,015	**4,097**	2,607	**2,638**
EHV cable laid (Km)	1,074	**1,076**	661	**760**
Number of 66 and 33 kV feeders	175	**175**	126	**130**
Shunt capacitors (MVAr)	1,281	**1,286**	850	**850**
Number of distribution transformers	6,025	**6,112**	3,120	**3,189**
Distribution transformer capacity (MVA)	3,591	**3,639**	2,198	**2,249**
Number of 11 kV feeders	958	**999**	650	**673**
11kv cables laid (km)	1,915	**1,931**	1,721	**1,731**
Total number of LT feeders	17,706	**21,163**	13,085	**13,201**
LT lines laid (km)	6,131	**9,484**	5,413	**5,459**

6. *Key technical side improvements seen are as follows:*

BRPL

- Peak demand met of 1,697 MW as against 1554 in 2006-07
- Reduced load shedding due to distribution constraints decreased to 11 MUs against 13 MUs in 2006-07
- 12 distribution transformer failures in the year as against 27 in 2006-07
- Number of power transformers increased to 187 from 183 resulting in additional capacity of 83 MVA

BYPL

- Peak demand of 947 MW met as against 941 in 2006-07
- Load shedding due to Discoms constraints decreased to 5 MUs against 9 MUs in 2006-07
- "Zero" power transformer failures in 2007-08 as against 4 in 2006-07
- 36 distribution transformers failures as against 43 in 2006-07
- Addition of 54 new distribution transformers resulting in 41 MVA additional distribution capacity

Orissa Distribution Business

The three Orissa distribution companies ("Discoms") have in the last 5 years, made substantial improvement with cash collections rising by almost 70 per cent, without any increase in tariff.

The Bulk Supply tariff orders for 2006-07 and 2007-08 were having substantial adverse financial impact for two Discoms viz., Western Electricity Supply Company of Orissa Limited (WESCO) and North Eastern Electricity Supply Company of Orissa Limited (NESCO). The discoms will be filing review petition to OERC and the matters are pending before ATE and the Suprreme Court.

The Orissa Electricity Regulatory Commission (OERC) has not permitted any increase in tariff for eight consecutive years in retail supply and the tariff order as computed by the OERC has resulted in negative returns to discoms.

The load growth in WESCO and NESCO in the last two years is encouraging. NESCO earned profits in 2005-06 and 2006-07, whereas WESCO earned profit during 2005-06, but due to steep increase in BST, it again incurred loss in 2006-07.

The Company has made adequate provision for diminution in the value of its investments in these companies.

Generation Business

Dahanu Thermal Power Station

During the year, the Dahanu Thermal Power Station generated 4.459 billion units at an average Plant Load Factor (PLF) of 101.53 per cent, against 4.458 billion units generated in the previous year.

The plant has gradually progressed from a PLF of 90.53 per cent in 2002-03 to the current record level of 101.53 per cent, as against the CERC norm of 80 per cent in the last five years.

The station has also achieved a plant availability of 96.70 per cent during the year.

The Dahanu Power Station emerged as the country's best thermal power plant on various parameters such as PLF, availability and heat rate. The power station has recieved a string of prestigious awards for excellence across different categories ranging from operational performance and energy conservation to pollution control and water management.

The power station continues to surge ahead on six sigma quality initiatives for all round improvement in the business processes. The station has the distinction of obtaining ISO 9001, ISO 14001, OHSAS 18001 and SA 8000 certifications in the country.

The Dahanu Power Station has received the Integrated Management Systems (IMS) certification for ISO 9001, ISO 14001 and OHSAS 18001.

Installation and commissioning of flue gas de-sulphurization plant was completed in the month of September 2007 which has reduced the environmental plant SO_2 emissions to less than 10 per cent of the earlier values.

Samalkot Power Station

During the year, the 220 MW combined cycle power station of the Company at Samalkot in Andhra Pradesh recorded a PLF of 60.61 per cent, against a PLF of 50.55 per cent in the previous year. The station generated 1.171 billion units, against 974.20 million units in the previous year. The average gas availability to the station increased to 0.63 million cubic meters as against 0.56 million cubic meters per day made available in the last year. This year the plant has also operated in mixed fuel mode as per AP Transco's dispatch instructions. The plant continued to maintain an availability factor of 97.40 per cent.

The station has received the Integrated Management Systems (IMS) certification covering ISO 9001, ISO 14001, OHSAS 18001, ISO 27001 and SA 8000 standards.

Goa Power Station

During the year 2007-08, the 48 MW combined cycle power station of the Company at Goa generated 359.53 million units (including 32.70 million units as deemed generation), at an average PLF of over 85.27 per cent against a generation of 396 million units and PLF of 94.04 per cent achieved in the previous year. The station achieved plant availability of 91.66 per cent compared to 94.93 per cent achieved in 2006-07.

Both generation and PLF declined by about 9.33 per cent during the year over that of the previous year. Gross station heat rate increased by 2.43 per cent at 2,065 Kcal/Kwh compared to 2,016 Kcal/Kwh achieved in 2006-07. The reduction in generation and PLF for the current year, as compared to 2006-07 was mainly due to cooling tower revamping work.

The plant has taken up several initiatives towards conservation of resources and improving environmental performance. The Energy Conservation Cell of the Company is responsible for implementation of energy conservation projects and to follow all guidelines set by the Bureau of Energy Efficiency. Continuous efforts towards energy conservation have reduced the auxiliary power consumption to about 2.20 per cent compared to 2.31 per cent achieved in the previous year.

A six sigma project was undertaken for *study of improvement in combined cycle heat rate by reduction in compressor fouling*. Suggestions from the study have been implemented to minimize fouling of gas turbine compressor and improve heat rate.

The distribution system of the Goa power station achieved an overall availability of over 99.98 per cent. The AT&C losses were maintained at 0.85 per cent. Customer Satisfaction Indices (CSI) has also been developed for effective feedback from consumers about power quality and services. The entire metering and billing cycle was reduced to 4 hours and the station achieved collection efficiency of almost 100 per cent.

The station achieved significant milestones in the fields of environment and safety practices during 2007-08. It was adjudged the best among gas based power stations in the country and was awarded the prestigious Greentech Silver Award in the category of environment management. Similarly, the station was also conferred the Greentech Gold Award for safety management amongst gas based power plants.

The station is certified for ISO 14001 and OHSAS 18001, SA8000, ISO9001 and ISO27001 certifications are under progress for all the certifications under Integrated Management System.

Kochi Power Station

BSES Kerala Power Limited (BKPL) operates the 165 MW naphtha based power plant at Kochi in the state of Kerala.

During the year under review, the plant could not operate at a significant PLF level, on account of lower dispatch instructions from the Kerala State Electricity Board (KSEB), due to steep increase in naphtha prices. The availability of the plant during this period under review was 90 per cent. The loss in availability was on account of one of the gas turbines developing fault during its operation in October 2007. The turbine was sent to the depot of GE, Netherlands, the original equipment manufacturer, for repairs and the machine has been brought back after repairs and reinstalled in February 2008. During the year under review, the Station generated 373.99 million units on naptha fuel at an average PLF of 25.8 per cent compared to a PLF of 13.24 per cent in the year 2006-07, due to lower dispatch instructing by KSEB.

The Plant was operated as per the instruction of KSEB.

Wind Farm Project

During the year, the Company's wind farm project consisting of 33 windmills with an aggregate capacity of 7.59 MW at Chitradurga in Karnataka generated over 21.29 million units.

The wind farm recorded a PLF of 25.81 per cent during the year 2007-08 as against 27.88 per cent during the previous year because of lower wind velocity patterns in the area. Installation of SCADA at the wind farm is under progress for better monitoring and control of the windmills.

EPC Business

Overview

The Company undertakes the Engineering, Procurement and Construction (EPC) contracts of industrial projects in various fields like power generation, transmission and distribution. The EPC Division mainly focuses on the power sector projects and is continuously building up on its strengths in the same field. The division is equipped with the requisite expertise and vast experience to undertake EPC projects and execute them successfully on stand alone basis. It employs state-of-the-art technology in engineering design and project management to execute its projects.

The division has continued to perform well during 2007-08 with an order book position of about Rs 7,849 crore as on March 31, 2008 as compared to about Rs5, 525 crore as on March 31, 2007.

The EPC Division has been recommended for Integrated Management System (IMS) by Det Norske Veritas (DNV) covering Environmental Management System (ISO 14001) and Occupational Health and Safety Management (OHSAS 18001).

Business Environment

The current trends indicate that the Indian economy is growing at a GDP growth rate of 8.7 per cent, largely due to sustained growth in the industrial sector. Industrial sector in India is a major consumer of energy accounting for about more than 52 per cent of commercial energy consumption and has registered a growth rate of around 9.2 per cent during the first three quarters of the current fiscal and is expected continue to grow at same pace and even more with commensurate development of infrastructure facilities. The economic growth of the country is closely linked with that of the power sector. In 2007-08, the average power deficit in the country was 7 per cent and went up, at peak demand, to as high as 14 per cent. For the past few years, the centre as well as the state governments have substantially raised their focus on the power sector which in turn has created huge growth opportunities for the Company.

Opportunities and Challenges in the power sector

As outlined in the National Electricity Policy, 2005, the government envisages the supply of reliable and quality power to all by 2012, overcoming the current energy and peaking shortages while creating a spinning reserve of at least 5 per cent at the national level. The attainment of these objectives requires manifold increase in generation capacity with corresponding improvement and augmentation in transmission, sub-transmission and distribution systems, over a period of time. As per the Central Electricity Authority, India's generation capacity currently stands at 1,41,079 MW which is far below the country's overall power requirement. In the context of prevailing shortages and in view of future demand projections based on higher growth in the economy, the generation capacity is required to be doubled in the next 5 to10 years. A similar effort is required on the supply side, where the current infrastructure as well as management practicies needs to be urgently strengthened. Given this larger context, there are plenty of investment opportunities to private players across the entire power sector value chain consisting of generation, transmission and distribution.

However, with increased oppotunities come challenges. As more and more new private players enter the power sector, there is ever greater demand for experienced engineers and skilled manpower. This has raised employee cost and made retention of people much harder. In addition, the sharply escalating cost of building materials such as steel and copper has put a further strain of profitability.

All this poses great challenge to the EPC Division both in terms of completing of projects on time as well as retention of skilled and experienced personnel.

Ongoing EPC Projects

Generation Projects

- *2 X 300 MW (600 MW) Deenbandhu Chhoturam Thermal Power Station, Yamuna Nagar*

  The project is on the verge of completion and has achieved significant progress during the year with an over-all physical progress of 99.8 per cent against the plan of 100 per cent. Significant highlights are:

  - Both Unit No. 1 and Unit No. 2 synchronized

successfully in November 2007 and March 2008 respectively.

- Concreting of 2,49,834 cubic metre has been done out of total of 2,60,000 cubic metre.
- Fabrication of 28,105 metric tons and erection of 27,685 metric ton structural steel has been completed.
- Crusher 2 erection work and wagon tippler 2 erection work completed.
- Final preparations for handing over the project to Haryana Power Generation Corporation Limited (HPGCL) are underway.

- *2 X 600 MW (1,200 MW) Rajiv Gandhi Thermal Power Project, Hisar*

  This is the second project awarded by HPGCL. The project execution work, which commenced in January, 2007, is currently running ahead of schedule, despite the aggressive timelines of 35 months for Unit-I and 38 months for Unit-II. So far the project has achieved 28.33 per cent progress against the plan of 26.37 per cent. In achieving this progress, significant highlights and milestones reached are:

  - Piling for the main plant is completed.
  - 4,368 metric tonnes of fabrication and 1,838 metric tonnes of erection of structural steel completed.
  - 1,51,600 cubic metre of concrete was poured.
  - Railway siding layout finalized with HPGC.
  - Total 20,133 metric tonnes of boiler and turbine generator material dispatched from Shanghai Electric Corporation, China.

- *2 x 250 MW (500 MW) Parichha Thermal Power Project - II (Unit 5 & 6) BOP Package*

  The project has been awarded to the Company by Uttar Pradesh Rajya Vidyut Utpadan Nigam Limited for the construction of Balance of Plants for its Parichha-II extension project. The project took off in February, 2007 and has achieved an overall progress of 21 per cent.

  Construction work is in progress for cooling water pump house, forebay, demineralization plant, cooling water switchgear, electric motor repair workshop, fuel oil pump house, fuel oil distribution tanks, culverts for roads and drainages, service and diesel generator building. Test pile - load test completed and report sent for approval. 98 per cent excavation completed in cooling water forebay, cooling water piping fabrication to the extent of 45 per cent. 26 per cent of inspection work was completed. Quality - trade test have commenced at site and certificates issued to skilled workers.

- *2 x 300 MW (600 MW) Rosa Thermal Power Project, Rosa, UP*

  Since its start from March 2007 the project has so far achieved 18.82 per cent physical progress against a plan target of 16.67 per cent. The work on the project site is progressing rapidly with following major milestones:

  - 59,240 cum concreting completed.
  - 2,684 piles completed in BTG area.
  - Boiler erection commenced in February 2008.
  - In Switchyard, 553 equipment foundations completed.
  - Structure erection completed for field hostel and guest house in township.
  - Chimney raft foundation completed in March 2007.

  Coal Handling Plant piling and other civil work started in March 2008. Structure work for both the permanent stores completed, while finishing work is in progress.

  Implementation of OHSAS 18001-2007 at site and trade test has been conducted to train every skilled labour.

- *6 x 660 MW (3,960 MW) Sasan Ultra Mega Power Project*

  Reliance Power bagged India's second ultra mega power project and the largest domestic coal based power plant (Sasan UMPP) in August 2007 through an international competitive bidding process. The project is being executed by the EPC Division of Reliance Infrastructure and has started progressing rapidly.

  In the early work programme, the actual progress achieved is 22.4 per cent. Purchase orders/ work orders placed for 35 packages including consultancy and site enabling packages. Route survey work for 33 kV transmission line and relief and rehabilitation colony electrification has been completed. Load approval has been received from MPSEB for construction power. All study and investigation work except topographical survey and soil investigation work at site, has been completed. The logistics study has been awarded. V-sat has been installed and commissioned at site and the base camp is functional.

- *4,000 MW Krishnapatnam Ultra Mega Power Project*

  In November 2007, Power Finance Corporation Limited issued the Letter of Intent to Reliance Power for the India's third ultra mega power project at Krishnapatnam. Reliance Infrastructure's EPC Division is executing the project with a schedule of 51 months for Unit 1 and 75 months for Unit 5. The project, located in the coastal region of Andhra Pradesh, is based on imported coal supply.

  The initial part of the project including master planning, the construction of a like site office and guest house, the erection of a sea water intake system, topographical survey and soil investigation, is underway and progressing rapidly.The technical evaluation for the logistics study is also underway.

- *2 x 600 MW (1,200 MW) Raghunathpur Thermal Power Project*

  In December 2007, the EPC Division received the Letter of Intent from Damodar Valley Corporation for the 2 X 600 MW Raghunathpur Thermal Power Plant. The project was awarded to the Company on the basis of single bid for the first time in the history of Indian power sector. Few highlights are:

  - Engineering work is in full swing with the appointment of consultant on December 2007.
  - Topographical survey of the main plant area, the ash pond area, the ash corridor and the river corridor for storm water has been completed.
  - Site office area grading work completed. Excavation of 35 footings completed. Plain Cement Concrete of 23 footings completed.
  - Contract signed with Shanghai Electric Corporation in February 2008 for boiler turbine generator equipment supplies.
  - Soil investigation for bound wall, permanent store, administration building completed and main plant area is in progress.
  - Office functional at site.

- *7,480 MW Project at Dhirubhai Ambani Energy City, Dadri, Uttar Pradesh*

  The project, which is the world's largest gas based power plant at a single location, is being developed by Reliance Power. It entails the development, construction and operation of 7,480 MW ultra mega power project. In addition, a coal based 1,320 MW thermal power plant is also envisaged. The major highlights are:

  - 2,175 acres of land has been acquired. This includes 132 acres of private land, 193 acres of government land and 75 acres of land under exchange.
  - Conceptualization of coal based unit along with 7,480 MW Gas based combined cycle power plant, has been completed and the detailed project report for the former has been prepared.
  - The thermal power plant recieved chimney clearance from both the Ministry of Defense and the Airport Authority of India in October 2008.
  - Coal logistics, railway siding, raw water pipeline survey study completed.
  - Detailed project report for the railway siding including Rail Traffic Control (RTC) clearance and conceptual plan is in process.

Transmission & Distribution Projects

- *220 KV AD Hydro Transmission Works*

  This 220 kV Transmission line is being constructed in the country at an altitude of 2,740 meters from the mean sea level. Towers are designed with an ice deposit of 36 mm. 143 Nos foundations casted out of 160 numbers released. Erection of 94 out of 143 towers completed released so far. The remaining towers are planned to be erected by May 2008. The engineering and procurement work has been completed and the construction work has achieved a physical progress of 53 per cent.

- *220 kV Rosa Switchyard*

  The EPC Division is developing a state-of-the-art switchyard at the Rosa power project site. The Division is using the pipe structure for 220 KV towers instead of conventional lattice type. There is no control room building and bay controllers are being kept in the switchyard using AC Kiosks. More than 50 per cent of the engineering and procurement work has been completed. Satisfactory progress has been achieved in the construction work. The project is expected to be completed by the first quarter of 2008-09.

- *400 kV Hisar Switchyard*

  This switchyard is being developed at the Hisar power project site for HPGCL. Control Room is being designed with better aesthetics. Out of 455 foundations in all, 343 have been completed. The work is going on in full swing. There has been of 6 per cent progress in engineering, 54 per cent in procurement and 22 per cent in construction front. The project is expected to be completed by the first quarter of 2008-09.

- *400 KV DVC Raghunathpur Switchyard*

  This switchyard is being made at the Raghunathpur power project site for the DVC. It includes two of 315 MVA 400/220 kV ICTs and four 50 MVAR reactors. The Engineering work has achieved a progress of 24.50 per cent and the Procurement has achieved 6.18 per cent progress. The project is expected to be completed by second quarter of 2009-10.

- *765 kV Sasan Switchyard*

  This is the biggest 765 kV sub-station in Madhya Pradesh located at Sasan. It includes 765/400 kV, 333 MVA, 1ph transformers and 765 kV, 80 MVAR, 1ph reactors. Engineering work has been started and 5 per cent progress achieved. Technical specifications are under preparation.

- *UPRE Rural Electrification Project*

  The EPC Division is executing the project under the Government's rural electrification scheme called Rajiv Gandhi Gramin Vidyutikaran Yojna (RGGVY). The project is on the verge of completion with the electrification of 99 per cent of the villages as per the revised scope. The project has provided more than one lakh Below Poverty Line (BPL) connections till date. Following are the key highlights of the year:

  - Electrical Inspectorate clearance obtained for 4,281 villages.
  - More than 4,000 villages have been energized till date.
  - 36 of 33/11 KV new substations have been commissioned and 79 Nos. of 33/11 KV substations augmented.
  - 3,859 villages have been handed over to the client.

In the Sitapur and Rae Bareilly rural electrification projects, under the same RGGVY scheme, the Division has electrified 561 villages and released more than 9,000 BPL connections till date. 5 out of 6 33/11 KV Sub stations have been augmented.

Hydro Projects

Along with the Thermal power projects, the Company is also executing Hydro Power Projects in the states of Uttarakhand and Arunachal Pradesh. Following is the brief status of these projects:

- *4X175 MW Tato-II Hydro Electric Project*

  - DPR Preparation under progress by consultants, SNC Lavalin.
    - o Topographical survey completed.
    - o Geophysical survey & Geo-technical investigations under progress.
  - 15 packages for Consultancy and site enabling works ordered.
  - Pre-bid activities and technical evaluation for owner's consultant completed.
  - Gauge & Discharge sites established for site data measurement.
  - Office-cum-guest houses established at Itanagar, along and Tato.
  - V-SAT communication system & DG Set installed at Tato.

- *4X250 MW Siyom Hydro Electric Project*
  - Project transfer cost paid and take over of documents/physical assets being in progress.
  - Detailed Project Report prepared by NHPC under review by consultant, Halcrow.
  - Pre-bid activities and technical evaluation for owner's consultant completed.
  - Gauge & Discharge sites established for site data measurement.
- *4X100 MW Urthing Sobla Hydro Electric Project*
  - Stage-I of detailed project report along with Topographical survey completed.
  - Work on Draft Chapters of Hydrology and Power Potential in progress.
  - Gauge & Discharge site measurements continuing.
  - DG Set installed at site office-cum guest house at Dharchula.
  - Theoretical studies for reservoir sedimentation & turbine selection completed.
  - Terms of Reference for Hydraulic Model Studies finalized with CWPRS.
- *Letter of Intent received for following new projects in Arunanchal Project*
  - Mithundon (400 MW), Emini (500 MW), Amulin (420 MW).

New Initiatives

The Company has bagged several projects from small capacity power plants like 600 MW to ultra mega power plants at Sasan and Krishnapatnam. The execution of these projects, while maintaining of 4,000 MW each of world class quality, represents a great challenge for the Company. To successfully undertake this task. The Company has taken initiatives in the following areas:

1. **Center for Engineering Excellence:** Engineering is the backbone of any project. Earlier, the Company used to give contracts to engineering companies for designing, but this was proving both time consuming and expensive. To achieve faster execution of projects the need was felt to set up our our own centre of engineering excellence, with a didcated team to undertake the specialized work.
2. **Bolted Structure for Power House Building:** Our experience so far suggests that a Bolted Structure for the Power House building is better bet than the conventional welded structure that is commonly prevalent in India. The welded structure suffers from issues such as the quality of welding at heights or in unreachable locations, the performance of the contractors and the much longer time it takes for erection of welded structures. These factors have led the Company to go for bolted structure in making power house buildings for ultra mega and other upcoming power projects. The use of bolted structures ensures quality and speed, while eliminating the need for preheating of the structures as in the case of welded connections. Finally bolted connection are more ductile than welded ones and therefore enhances the safety of structure in earthquake prone areas.
3. **In house Execution of Switchyard:** The in-house execution of switchyard will help us to reduce the commissioning time from 18 months to 12 months, and cut down on [execution] risk. It will also help reduce cost while improving quality and aesethetics.
4. **Procurement of Tools and Plant:** With several large projects underway, purchasing our own Tools and Plant would ensure ready availability of equipment as and when required, thereby helping the Company speed up the pace of execution. Moreover the cost of hiring construction equipments has proved, in the long run, to be a costlier option than buying it. A separate core team has been formed to undertake the procurement of all the required equipment on priority basis.
5. **Centralized Bar Bending Yard:** It was found that the current process of issuing the construction raw steel to various contractors, who have their own separate small bar bending yards, leads to a lot of wastage which results in higher inventory cost. Also during the past few months, the steel prices have increased dramatically. To contain the cost and avoid wastage, the Company has decided on creating Centralized Bar Bending yard which will cater to the Ultra Mega Power and other large projects.
6. **Fly Ash Utilization:** The Company has taken the initiative of using the fly ash in ready mix concrete (RMC) in various plant buildings and bricks for the construction of boundary walls of its power projects. The benefit of utilizing the fly ash is that it can be introduced in concrete directly, as a separate ingredient at the batching plant or be blended with the ordinary Portland cement to produce what is called portland-pozzolana cement (PPC). Fly ash utilization also gives added environmental benefits such as saving land and, reducing green house gases and thus creating eligibility for carbon credits. Besides reducing the cost, the use of fly ash improves the long-term strength of concrete and reduces its permeability resulting in potentially better durability.

Business Development

Infrastructure Projects under Implementation

The Company has bagged the following infrastructure projects through global competitive bidding in recent years -

- Mass Rapid Transit System, Mumbai
- Airport Express Metro Link, Delhi
- Trade Tower & Business District, Hyderabad
- Road Projects for National Highways Authority of India (NHAI)

All of the above projects are being developed or are to be developed by special purpose vehicles in each of which there is varying amount of participation by relevant authorities/agencies and / or entities directly or indirectly owned and / or controlled by the promoters of the Company.

Apart from the above projects, the Company is also pursuing the following SEZ projects:

- Dhirubhai Ambani Knowledge City, Mumbai
- NOIDA One World Special Economic Zone

Management Discussion and Analysis

1. *Mumbai Metro One Private Limited*

Reliance Infrastructure led consortium (Reliance Infrastructure Limited and Veolia Transportation, France) was selected as the preferred bidder for the design, development and operation of Versova-Andheri-Ghatkopar rail based mass rapid transit system (MRTS) project. The project is envisaged to cover about 12 km from Versova to Ghatkopar and will have 12 stations in between.

This is the first MRTS Project in India being developed by a private sector Company under the Public Private Partnership (PPP) framework. The letter of intent was issued by the Mumbai Metropolitan Region Development Authority (MMRDA). A special purpose vehicle, namely Mumbai Metro One Private Limited (MMOPL) is incorporated for the implementation of the project. The Company holds 69 per cent of the equity share capital of MMOPL, while MMRDA holds 26 per cent and remaining 5 per cent is held by Veolia Transportation. MMOPL has made significant progress in project implementation till date. A few major mile stones achieved by the SPV on the project include:

- Concession Agreement with MMRDA, State Support Agreement with Government of Maharashtra and Shareholders' Agreement amongst the Company, MMRDA and Veolia Transport, executed.
- World's leading transit consultants, Parsons Brinkerhoff International, USA and Systra, France engaged as engineering and project management consultants.
- A dedicated experienced team of about 60 executives is in place for the project implementation.
- A number of detailed planning and preparatory works have been undertaken and largely completed
  - Topographic survey of the alignment
  - Mapping of the underground utilities
  - Soil investigation - geo-technical analysis
  - Traffic management during construction
  - Station access study
  - Mock trial of transportation of civil structure
- Pre-qualification process for the supply, installation and commissioning of rail systems and civil work required for the Project has been undertaken and completed.
- Project construction has commenced in February 2008, and is progressing satisfactorily.

2. *Airport Express Metro Link, Delhi*

Reliance Infrastructure participated in the global competitive bidding process called by the Delhi Metro Rail Corporation (DMRC) to develop a high speed airport link express. This is the second metro rail project that has come up for bidding, through the PPP framework.

Reliance Infrastructure and CAF of Spain formed a consortium to bid for the project. The consortium has been awarded the project. This is the first high speed airport link of its kind in the country connecting the airport with the central business district and is comparable to similar projects in other mega cities across the world viz. London, Hong Kong, etc. Reliance Infrastructure remains the only private developer of metro rail systems in the country.

DMRC, the nodal agency for the proposed project, will develop the civil structure for the project. The concessionaire will design, supply, install and commission all systems for the project, and thereafter operate and maintain the project.

The estimated project cost under the scope of the consortium is about Rs 2,400 crore.

The total concession period is 30 years including a period of about two years for development of the project. The project is planned to open for passenger service by July 2010. This has been planned keeping in view the ensuing Common Wealth Games scheduled in the year 2010.

The project will offer air passengers the prospect of remote check-in and high speed connectivity to the city centre at an affordable price.

The Metro Link will operate at a speed of upto 120 kmph (with a design speed of 150 kmph). The project involves the construction, operation and maintenance of a 23 km high speed metro express line connecting New Delhi railway station, Shivaji stadium, Dhaula Kuan, NH-8, IGI Airport and Dwarka. The express metro line alignment will run underground, elevated and at-grade with five underground and one elevated stations.

3. *Trade Tower and Business District, Hyderabad*

Reliance Infrastructure participated in the international competitive bidding called by the Andhra Pradesh Industrial Infrastructure Corporation Limited (APIIC) to develop a 100 storeyed trade tower and commercial business district on 76.2 acres of land at Manchirevula, Ranga Reddy district, towards the western quadrant of Hyderabad city. This project is one of the largest real estate projects in India under the PPP framework with an estimated project cost of approximately Rs 7,000 crore.

The project would be one of its kind in India and will be comparable to the other sky scrapers based development projects in the world like Burj Dubai (Dubai), Taipei 101 (Taiwan), Petronas Towers (Kuala Lampur, Malaysia) and Sears Towers (Chicago, USA).

Based on the development plan submitted to APIIC, the total built up area of the project is planned at approximately 20 million square feet, which will be developed in the next 7 years.

- The commissioning of 100 storey building and other development covering 30 acres of land shall be completed in 4 years.
- The business district will have mixed use development and comeup in 47 acres of land.

The land use plan and urban design concepts used in the projects have been developed to cause least disturbance to the original topography of the site and, provide ample open spaces as well as a green cover.

The project will be developed by an special purpose vehicle in which APIIC will participate to the extent of 11 per cent against contribution of land.

Major Associate Company

Reliance Power Limited

Reliance Power Limited was established to develop, construct and operate power projects domestically and internationally. The Company directly and through its subsidiaries is currently developing 13 medium and large sized power projects with a combined planned installed capacity of 28,200 MW, one of the largest portfolios of power generation assets under development in India.

Reliance Power is an associate of the Company and 44.96 per cent each of its equity capital is held by the Company and AAA Project Ventures Private Limited, a Company owned and controlled by our Chairman Shri Anil D Ambani.

Issue of Bonus Equity Shares

In keeping with Reliance ADA Group's fundamental and overriding philosophy of creating value for long term investors as also to reduce the cost of acquisition of shares issued by Reliance Power below the IPO price, Reliance Power decided to issue bonus shares at the rate of three equity shares for every five held shares by the members. The Company as one of the Promoters of Reliance Power had in an extraordinary and unprecedented step, agreed to waive its entitlement to the above mentioned bonus shares, as approved by the shareholders of the Company.

Gift of Reliance Power shares: AAA Project Ventures Private Limited, an entity fully controlled by our Chairman, Shri Anil Dhirubhai Ambani and also Promoter of Reliance Power, voluntarily decided to gift 2.57 per cent of post bonus issue equity share capital comprising 6,15,00,000 shares in Reliance Power to the Company. This extraordinary measure was undertaken by AAA Project Ventures Private Limited to protect the Company from suffering any dilution of its holding in Reliance Power consequent upon the Company waiving its right to bonus shares.

Projects under implementation

Reliance Power has taken up the following major power projects for implementation.

1. Rosa Phase I - 600 MW Power Project, Uttar Pradesh
2. Rosa Phase II - 600 MW Coal-Fired Power Project, Uttar Pradesh
3. Butibori - 300 MW Coal-Fired Power Project, Maharashtra
4. Sasan - 3,960 MW Coal-Fired Power Project, Madhya Pradesh
5. Krishnapatnam - 4,000 MW Imported Coal-Fired Power Project, Andhra Pradesh
6. MP Power - 3,960 MW Coal-Fired Power Project, Madhya Pradesh
7. Shahapur Coal & Shahapur Gas - 4,000 MW Combined Gas-Fired and Coal-Fired Power Project, Shahapur, Maharashtra
8. Dadri - 7,480 MW Gas-Fired Power Project, Uttar Pradesh
9. Hydro Power Projects

   Reliance Power is also developing the following hydro power projects through project-specific special purpose vehicles:

   a. Urthing Sobla - 400 MW Hydroelectric Project, Uttarakhand
   b. Siyom - 1,000 MW Hydroelectric Project, Arunachal Pradesh
   c. Tato II - 700 MW Hydroelectric Project, Arunachal Pradesh
   d. Kalai II - 1200 MW Hydroelectric Project, Arunachal Pradesh

   Various pre-construction preliminary activities for implementation of these hydro projects are currently under progress.

Risks and Concerns

Reliance Infrastructure is dependent on the domestic market for its business and revenues. The Company's power generating and distribution facilities are located in India, and virtually all of the Company's revenues including those from the EPC Division, are derived from the domestic market. The Company also makes significant investments in various new businesses in the country.

These factors may potentially expose the Company to the risk of a significant shock to the national economy and any adverse changes in the policies and regulations related to the power sector.

However, the Government of India has been pursuing progressive policies on economic liberalisation and reforms in the power sector including considerable reduction in government interference. In addition, the Company closely monitors the government policy measures to identify and mitigate any possible business risks.

Generation of power at the Company's power stations can be affected due to various factors including non-availability of fuel, grid disturbances and such other factors in load management in the grid. The Company has entered into agreements with fuel suppliers for adequate supply of fuel, thus mitigating the fuel availability risk. To remain unaffected by the grid differences, the Company has developed systems to island its power stations from the grid.

The consumer tariffs are regulated by the regulatory commissions. Any adverse changes in the tariff structure could have a material impact on the profitability. However, the Company endeavours to achieve the highest efficiency in its operations, and has been implementing cost reduction measures in order to enhance its competitiveness and maintain profitability.

Pursuant to the Electricity Act 2003, there is risk of rising competition in the supply of electricity in the licensed area of the company. The Company has built a large and established distribution network that is difficult to replicate by potential competitors, and will endeavour to provide reliable power at competitive costs, with the highest standards of customer care to meet the threat of competition.

Power projects are highly capital intensive, and as such run the risks of (i) longer development period than planned due to delay in statutory clearances, (ii) financial and infrastructural bottlenecks, (iii) execution delay and performance risk, and (iv) cost over-run. Reliance Infrastructure is currently co-sponsoring various large power generation projects. The past experience of Reliance Infrastructure in implementing projects without significant time and cost overruns provides confidence about the timely completion of the power projects.

Management Discussion and Analysis

Any adverse movement in the value of the domestic currency may increase the Company's liability on account of its foreign currency denominated external commercial borrowings in rupee terms. However, Reliance Infrastructure has adopted conservative foreign exchange risk management policies in this regard. The Company undertakes liability management transactions and other structured derivatives on an ongoing basis to manage its foreign exchange rate risks. The Company manages other potential operational risks by adopting suitable human resource development policies, and appropriate health, safety and environment framework.

Adequacy of Internal Controls

The Company has an adequate system of management-supervised internal controls which are aimed at achieving efficiency in operations, optimum utilization of resources, and compliance with all applicable laws. The internal control mechanism comprises a well-defined organization structure, pre-determined authority levels with segregation of duties, risk assessment and management framework. The Company's policies and standard operating procedures are well documented.

The procurement and operational maintenance activities are planned well in advance to avoid any possible risk of late delivery of materials, delay in attending to maintenance needs, etc. The Company, on a regular basis, stores and maintains all the relevant data and information as a back up, to avoid any possible risk of losing important business data.

The management audit cell undertakes extensive checks and reviews the systems and processes jointly with professional external audit firms. This is helpful in providing independent and professional audit observations, and the management audit cell coordinates and follows up for corrective and preventive action.

A qualified and independent audit committee of the board, comprising all independent directors of the Company, reviews the internal audit reports, and the adequacy of internal controls.

The Company has a defined risk policy and risk management frame work for all performing units and functional departments. This helps in identifying, assessing and mitigating the risk that could materially impact the Company's performance and achievement of its business objectives. The risks are reviewed on a quarterly basis by responsible managers across the organization.

Health, Safety and Environment

The Company attaches utmost importance to safety standards at all its installations, especially the power stations. Necessary steps are regularly taken to ensure the safety of employees and equipment. Both external and internal safety audits are conducted regularly. Mock drills are conducted to gauge emergency and disaster management preparedness. The joint safety committee at the power supply division identifies safety measures to be adopted to continually improve safe working procedures.

As a result of our rigorous safety regime, the electricity accident rate has declined significantly over the past few years. During the period under review, the Dahanu power station received the National Safety Council - Maharashtra Chapter Safety Award-2006 for the lowest accident frequency rate during the year 2006. It also bagged the, Greentech Safety and Environment Award 2007, the Golden Peacock National award for Environment Management 2007, the Golden Peacock award for Quality Management 2007 and the Golden Peacock award for Corporate Social Responsibility 2007.

Dahanu Power Station

As a part of its commitment to maintaining and continually improve its overall performance in occupational health and safety, the Dahanu power station continues to remain as OHSAS 18001 certified.

The Dahanu power station has continued with its massive plantation afforestation drive, with a special focus on fruit bearing and flowering plants. It has also set up a horticulture research centre. Three water harvesting ponds have been created to harvest rain water which is used for substaining horticulture through a vast network of drip irrigation.

The Dahanu Station continues to maintain its excellent environmental record. The emission at the plant remain way below the limits prescribed by the Maharashtra Pollution Control Board as well as World Bank, among the most stringent environmental norms imposed everywhere in the world.

As per the directive of the Dahanu Taluka Environmental Protection Authority (DTEPA), the Company completed the installation of a flue gas desulphurization plant at the Company's power station at Dahanu as a preventive measure which has further reduced the SoX emissions to less than 10 per cent of the earlier emissions. The station is ISO 14001 and OHSAS 18001 certified.

Emission Parameters at the Dahanu Power Station

Sr. No	Parameter	UOM	MPCB s Limit	World Bank Limit	03-04	04-05	05-06	06-07	07-08
1	Stack Total Particulate Matter (TPM)	mg/Nm3	150	NA	51.3	29	34	39.3	34.9
2	Sulphur Dioxide	(SO2) TPD	80.4	100	56.2	55.7	54.5	56.1	29.4
3	NOx (ppm) at 15% excess oxygen v/v	PPM	150	NA	88.5	88.5	86.1	75.9	69.9
	Ambient air out side plant premises								
1	Suspended Particulate Matter (SPM)	µg/M3	100	100	50.8	49.8	58.33	52.7	56.0
2	Sulphur Dioxide (SO2)	µg/M3	30	100	4.9	4.2	5.07	4.5	4.1
3	Oxides of Nitrogen (NOx)	µg/M3	30	100	10.4	8.9	10.33	9.4	10.2

MPCB: Maharashtra Pollution Control Board *Emission Parameters at the Dahanu Power Station*

Management Discussion and Analysis

Samalkot Power Station

Samalkot Power Station uses natural gas, an environment friendly fuel, as the primary fuel and naphtha as the secondary fuel. A dedicated EHS manager is assigned with the responsibility of supervising, monitoring and ensuring all necessary actions with regard to EHS issues at the power station. The average levels of emission recorded at the power station during the year 2007-08 were much below the limits stipulated for the environment by the Andhra Pradesh Pollution Control Board. The Station is certified for ISO 14001 and OHSAS 18001.

Emission Parameters at Samalkot Power Station

Sr. No	Parameters	UOM	APPCB* Limits	2005-06	2006-07	2007-08
1	Particulate Matter in ambient	PPM	0.50	0.133	0.138	0.156
2	Sulphur Dioxide in ambient	PPM	0.12	0.0117	0.0139	0.0119
3	Nitrogen Oxide (Stack)	PPM	75	11.68	18.44	33.96

*APPCB = Andhra Pradesh Pollution Control Board

Goa Power Station

The Goa Power Station attaches utmost importance to safety standards. Steps are regularly taken to ensure the safety of equipments, and personnel. The power station conducts regular external and internal audit to test, emergency preparedness and carries out mock drills on disaster management. The Safety committee identifies the safety measures to be adopted for continually improving our safety procedures. The Plant has maintained a 'Zero Reportable Accident' record since its inception.

The Goa power station is ISO 14001 and OHSAS 18001 certified.

The plant is actively involved in afforestation with plantation work in and around the plant premises and at locations allocated by the Forest department. An area of about 1.6 hectares is covered under forestation in and around the plant premises.

Emission Parameters at Goa Power Station

Sr. No	Parameters	Limits	2005-06	2006-07	2007-08
1	NOX	188 mg/mm3	35.31	20.21	30.17
2	SOX	50 mg/mm3	28.25	24.24	25.75

Kochi Power Station

The Kochi power station of BSES Kerala Power Limited, a subsidiary of the Company, has received the Integrated Management Systems certification consisting of ISO 9001; ISO 14001 and ISO 18001 from DNV.

The average levels of emission recorded at the power station during the year 2007-08 were much below the limits stipulated for environmental parameters by the Kerala State Pollution Control Board.

Emission Parameters at Kochi Power Station

Sr. No	Parameters	UOM	KSPCB* Limits	2007-08
1	Particulate Matter in ambient Air	ug/m3	500	26.1
2	Sulphur Dioxide in ambient Air	PPM	120	ND
3	Nitrogen Oxide in Ambient Air	PPM	120	8
4	Particulate Matter in Stack Emission	ug/m3	150	ND
5	Sulphur Dioxide Stack Emission	ug/m3	1200	ND
6	Nitrogen Oxide in Stack Emission	PPM	100	22.7

Energy Conservation

The Dahanu power station achieved an, average heat rate of Kcal/ Kwh during the year as against the norm of 2,500 Kcal/Kwh specified by the Central Electricity Regulatory Commission for a unit of its size.

The energy management cell at Dahanu consists of qualified energy managers and auditors, who continue to drive the conservation agenda with defined energy policy, procedures and work instructions. The plant bagged the prestigious Maharashtra Energy Development Agency (MEDA) Award for excellence in energy conservation and management in the thermal power station sector for the year 2005 and the National Award for excellence in energy management by the Confederation of Indian Industry, following a comprehensive energy audit by a team of external experts.

Implementation of various projects suggested by the team is in progress. During the year under review, Variable Frequency Drives for U-2 CEP, PA Fans, Seal Air Fans for both units were commissioned and energy saving of about 750 kW achieved.

The Samalkot power station has also adopted appropriate operation and maintenance strategies, and is making all possible efforts towards energy conservation. Variable Frequency Drive (VFD) has been installed for Raw Water Pumps and LP Feed Water Pumps resulting in considerable reduction in the auxiliary power consumption. The plant operational strategies have been suitably modified for achieving higher efficiencies with the result that the Samalkot station achieved a gross heat rate of 2,085 Kcal/ Kwh against the design value of 2,095 Kcal/Kwh at a PLF of 60.61 per cent and actual site ambient conditions.

The Goa power station achieved a record low auxiliary power consumption of 2.20 per cent as compared to 2.31 per cent during 2006-07 which is extremely low for a plant configuration of its size.

At the Kochi Power Station, a special unit, called Energy Cell, has been constituted to take up the challenge of energy conservation.

The Energy cell which consists of qualified energy managers and auditors is studying various energy conservation projects and imparting energy conservation awareness.

The implementation of various energy conservation projects such as the replacement of Cathode Ray Tube (CRT) monitors by Liquid Crystal Tube (LCD) monitors has been completed for all office computers. The changing of indication lamps to Light Emitting Diode (LED) indicating lamps has been carried out in most of the electrical panels.

HR and Industrial Relations

Reliance Infrastructure is transforming itself into a multi business, service cum value provider and becoming a trusted partner in nation building. The pivotal force behind this success is the inherent capabilities of its people. Our human resource is an all-star workforce that not only epitomizes our Company's mission and has the skills to implement it.

Our people have diverse backgrounds, talents, experiences, and interests, but share a spirit of teamwork, a commitment to delivering quality results, and the desire to keep growing professionally.

Having the very best people, we believe that they deserve the very best and therefore our HR focuses to create an environment of continuous capability building and foster our organization as a Learning organization. We sharpen their talents, hone their capabilities, and enhance their innovative and entrepreneurial talents through benchmark HR processes and systems.

Our augmenting growth and employee friendly culture and practices help us attract leaders with an extraordinary combination of attributes: vision, passion and deep sensitivity to the big issues that challenge our competition and give us an edge to lead.

With the diverse and fast paced growth of businesses at RInfra, meeting talent needs at the same pace is just not enough. Competencies and talents have to be made available in advance to commensurate with our critical talent requirements. Therefore, a career planning programme is designed to meet our critical talent requirements.

Since the top teams are very crucial to the execution of growth strategy and to achieve this objective, we have commenced a Leadership Development initiative, and to capitalize on the leadership talent pool available with us and to fuel the future growth and success of RInfra. This initiative will enhance our over all Leadership team effectiveness, sharpen leadership competencies and create a leadership pipeline for the organization's growing need of leaders.

With leading technologies and benchmark HR practices, today employment at RInfra is synonymous with growth. This has credited us with being preferred employers at all engineering and Business School campuses including the top notch business schools of IIMs and ISB. RInfra shall add 1,100 professionals from campus this year to its high caliber and high potential team of over 2,250 techno- commercial professionals.

Our advocacy of people practices is not only established in our professional workforce but we are equally proud of having established sound and proactive industrial relations with all employee bodies; which help us resolve all issues through meaningful dialogue. This has helped us strengthen relationships between the union and management.

Whilst providing avenues for learning and capability building, RInfra work culture has emerged as highly performance driven. Our performance management system is aligned to the organization's objectives and clearly identifies high potential performers.

To develop talent and potential, a detailed competency framework has been designed and implemented.

As part of the Company's commitment to make the Company a learning organization, the training and development team has been substantially strengthened. Reliance Energy Management Institute, the learning centre of the Company organizes several training programmes which attract participants from other power utility companies too. Globally acclaimed programmes on behavior and technical skills are conducted by renowned faculties. Apart from the normal training programmes for the employees, the Company has carried out various organizational development processes primarily to bring about transformation process within the organization. Likewise, the Technical Training Institutes at Dahanu and Versova impart training to upgrade the skills of our workers and staff. Besides, the Company also nominates employees to advanced seminars and conferences from time to time.

All our employee related systems are integrated on SAP applications which have been upgraded this year to the latest version ECC 6.0. Various employee services and HR systems including employees' records are available online through our Employee Self Service (ESS) system which being user friendly enhances its ease of use. Employees can avail a number of HR services through the employee self service module of this software. To enhance service to our employees, the Company has also launched a HR teleservices to address employee queries on telephone.

Our compensation system has been benchmarked with the industry and supports the performance management system in rewarding high performance and contribution. Besides compensation, a comprehensive Reward and Recognition policy is implemented to recognize and appreciate significant acts of contribution by the employees either individually or as a Team member and thereby create a culture of appreciation, recognition and reward.

With the in depth 'Employee Engagement' as a prime focus, we believe in touching the lives of our employees beyond the workplace and involve their families in our welfare activities and other employee bonding initiatives. This includes sports and recreational activities, cultural programmes, assistance in children's education by providing support for admissions in academic institutions and career counseling. Our culture of recognition traverses the boundaries of office and appreciates employee's wards for their academic excellence and achievement on important events and cultural programmes celebrated at the Company.

At HR, we strive continually to make the Company a place where people are enthused to produce innovative ideas and dedicated to turn the Company into a leading service and value that does more than build the bottom line and provide value not only to all its stakeholders but the nation at large.

Human Resource at EPC Division

With the changing business needs, competition and plenty of projects, the HR at EPC Division, is all geared up to take on the new responsibility of supporting the Organization's competitive advantage. In the past one year, HR team has recruited over 370 employees, making this organization a group of high caliber 1,050 multifunctional professionals with an average age of 33 years.

Several initiatives have been taken by Employee Service group/ SAP Team to realize its quest for excellence and success.

Automation in HR – SAP initiatives: SAP is implemented for junior and middle management cadre employees for their hiring, joining, leave management, confirmation procedure, grievance management, transfer procedure and time sheet management.

Redefined PMS: Redefined Performance Management System is established to align the individual efforts with the organizational goals and to define process for feedback and individual development. Both, Goal setting and mid-year review workshops were organized at Noida and at all project sites. Career aspiration and the training programmes schedule for the employees are also taken care of, through online option available to them.

Training and Development: Continuous training and development of managerial and behavioural skill set of manpower is of foremost importance to remain ahead in the business. More than 148 days of training sessions, covering nearly 900 employees, were organized, covering both technical as well as behavioural and management programmes specific to organization and employee needs, like Balance Score Card and goal setting, leadership development, managerial effectiveness, team building, managing change, attitude for success, power of responsibility, health management. Special emphasis was given on ISO 9001, ISO 14001, OHSAS 18000, NDT and welding technologies, quality, advanced construction management practices, at sessions conducted at site locations.

Quality

Quality management continues to remain as the key focus area for strengthening the systems and business processes across the Company. Role of Industry Solution - Utilities / Customer Care Services as a robust and integrated billing solution was further enhanced in the area of Energy Audit. Business Intelligence Warehouse has been rolled out to facilitate customized reports in a speedy and convenient manner facilitating faster decision making. Automatic Meter Reading technology has been extended to sub-station metering, street-lighting and for High-value customers. An indigenously developed low-cost innovative tool has been developed by the Divisional staff that can help in detecting meter tamper cases in a fast and easy manner.

A comprehensive plan, which integrates various facets of quality along with propagating a quality oriented culture, is being implemented. Extensive capability enhancement drive was conducted through a series of training programs on various tools used in Quality management. In order to percolate this concept down the line, 'Small Group Activities' have been started in Transmission department. Five small groups trained on problem solving techniques and are now functional.

In order to further improve and cultivate, the spirit of quality in all aspects of work, onsite workshop training programmes have been initiated. Mumbai Distribution was successfully recertified to ISO 9001. Information technology department has been certified for ISO 27001, the first utility in the country to achieve this certification. This certification will help in protecting the Confidentiality, Integrity and Availability of information relating to the Information technology infrastructure of the Company. Six Sigma methodologies for quantum improvement received a major boost and are actively deployed across the organization.

These initiatives are aimed at further promoting and deploying business excellence across all functional areas of the Company.

Corporate Governance

The Company from time to time has voluntarily introduced several governance practices long before clause 49 of the listing agreement with stock exchanges was introduced. The Company has also adopted the "Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct", which has set out a set of systems, processes and principles conforming to the international standards.

A report on corporate governance of the Company confirming compliance with the conditions of corporate governance stipulated in clause 49 is annexed to the Directors' report. The report sets out in detail the various best practices of governance voluntarily introduced, adopted and practised by the Company.

Community Development

The Company continues to contribute actively to community welfare measures and took up several initiatives/measures related to healthcare, education, water management including construction of check dams and storm water drains and promotion of environment.

The Dahanu power station continues with the practice of honouring the Taluka's best teachers with the Best Teachers' awards for outstanding contribution to promoting education and provides health services support to schools in the tribal areas of Dahanu Taluka. It has also granted merit scholarships to deserving students of Dahanu.

Water Conservation Projects

The water management cell of the Dahanu Power Station undertakes water conservation projects including repair of check dams and construction of new check dams for the benefit of the surrounding community. The practice of monitoring water consumption and efforts made towards water conservation were recognized by the Confederation of Indian Industry with awards for excellence in water management for projects within the power station site as well as in the neighbourhood.

The Goa Power Station is located in a rural area in the village of Sancoale. A number of community services initiatives are taken up focused on education, health, safety and environment giving priority to needy and economically vulnerable sections of the society of the village.

Programmes conducted for the year include health and dental check up camps, blood tests camps, aptitude tests, career guidance and motivation camps, etc. for school students, distribution of booklets about domestic safety and arranging talks on health and nutrition for residents of surrounding communities. The Goa Power Station also provided support to local schools by giving equipment like UPS for computers, public address system, installation of RO systems / water coolers with ultra violet based water filter in local schools and maintaining them for providing safe drinking water to children besides distributing uniforms, books and shoes for needy students.

Community development at Kochi

At the Kochi Power Station, a health campaign was conducted for the rural poor as part of the National Health Rural Mission under the initiative of the Government of Kerala, wherein medicines were supplied to nearly 13,000 needy and poor patients.

The power station also sponsored a public address system to a government school to be utilized for development of cultural and artistic talents of the students mostly from poor and rural background.

The first phase of rain water harvesting was carried out during the year. The rain water of service building is collected and diverted to our water reservoir for plant use. The second and third phase which would cover GTG and STG buildings are planned in 2008 - 09.

Community development at Samalkot

The Samalkot PowerStation has been carrying out activities for the welfare and well being of the residents and their families of the Vetlapalem and Hussainpuram villages adjacent to the Samalkot Plant site. Some of the activities carried out this year include construction of storm water drains in the Vetlapalem village, the lack of which was causing flooding of the village every year, donation of computers to improve the computer literacy of the rural youth, a four day workshop on Yoga for the villagers, an eye camp for about 700 school children and free supply of spectacles to the needy, donation of furniture to the secondary school students of the village, installation of CFL street lights in Hussain puram village, etc.

CSR Initiatives by EPC Division

The employees of the EPC Group took up several initiatives to improve the living conditions of the labourers at all the sites and make a positive difference in their lives. Our diverse approach towards corporate social responsibility is designed to meeting the needs of environment as well as of the community. Employees volunteer with utmost dedication and concern, to involve the labours at site during both festivals and celebrations.

Basic Amenities: At all the project sites, separate labour colonies have been established with basic amenities like electricity, streetlights, clean drinking water facility and hygienic central canteen with food at subsidized rates.

Health: As a part of the healthcare initiatives for the labourers in labour colony, regular pulse polio camps, first aid centre, free medical treatment, health camps and counseling sessions, are regularly conducted.

Education: A school has been set up to provide the basic education to the labourer's children. Separate building is set up for conducting ITI training programmes.

Other Initiatives: A separate playground for the school children and gifts to mentally challenged children were provided. Smokeless chullahs were also introduced in the labour colony.

For us, being socially responsible is not an occasional act of charity or that one-time token financial contribution to the local school, hospital or environmental NGO. It is an ongoing year-round commitment, which is integrated into the very core of our business objectives and strategy.

We believe that there is no contradiction between doing well and doing right. Indeed, doing right is a necessary pre-condition for doing well.

Awards and Recognitions

Reliance Infrastructure continues to receive prestigious awards and recognitions for its outstanding performance in various fields.

The various power stations of the Company received the following awards during the year 2007-08.

I. Dahanu Power Station

1. G3 Award (Good Green Governance) 2006 by Srishti Publications Private Limited.
2. Golden Peacock Environment Management Award 2007
3. International Diamond Globe for Quality Award by Business Initiative Directions
4. Greentech Environmental Excellence Award 2007
5. Prime Minister's Shram Awards 2005 - Shram Shree Award for 2 employees
6. Safety Innovation Award 2007 by Institute of Engineers (India)
7. Viswakarma Rashtriya Puraskar 2006 Award for 2 employees
8. National Safety Council-Maharashtra Chapter for achieving Longest accident free period during the year 2006
9. National Safety Council- Maharashtra Chapter for achieving Lowest accident frequency rate during the year 2006
10. "Beat the best" award by Reliance Infrastructure for overall performance during 2006-07
11. CII - National Management Award 2007
12. CII-National Award for Innovative project for Energy Efficiency 2007
13. Arch of Excellence award for Environment and Safety by All India Achievers Conference
14. Infraline Energy Excellence Award 2007
15. National award for Excellence in Water Management beyond the fence 2007
16. Golden Peacock National Award 2007
17. Maharashtra Energy Development Agency Award for Excellence in Energy Conservation and Management in Thermal Power Station sector for 2006.
18. Silver Shield (National Award) for Meritorious Performance by Central Electricity Authority, Government of India for its Excellent Performance amongst Indian Thermal Power Plants in the year 2006-07
19. Golden Peacock National Award 2007 for Corporate Social Responsibility
20. International Star for Leadership in Quality Award by Business Initiative Directions (BID) at Paris

III. Goa Power Station

The Goa power station was adjudged the best among the gas based power stations in the country and was awarded the prestigious Greentech Silver Award in the category for environment management. It also received the Greentech Gold Award for safety management amongst gas based power plants.

Reliance Infrastructure is committed to pursuing plans and programmes aimed at achieving operational and financial excellence to promote the interests of its stakeholders.

II. Samalkot Power Station

The Andhra Pradesh chapter of the National Safety Council awarded a certificate of appreciation for obtaining the OHSAS 18001 certification

The Samalkot Power Station has successfully obtained the following certifications under the Integrated Management System Certificate (March 2008):

a. ISO 14001: 2004	Environment Management Systems
b. OHSAS 1801: 1999	Occupational Health and Safety Management System
c. ISO 9001:2000	Quality Management System
d. SA8000: 2001	Social Accountability Management System
e. ISO 27001 : 2005	Information Security Management System

The power station is also the first power plant in the Reliance Anil Dhirubhai Ambani Group to receive such unique certification.

Corporate Governance Report

Reliance Infrastructure Limited has maintained the highest standards of corporate governance principles and best practices by adopting the "Reliance Anil Dhirubhai Ambani Group-Corporate Governance Policies and Code of Conduct" as followed by all constituents in the group. These policies and code prescribed a set of systems, processes and principles conforming to the international standards and are reviewed periodicaly to ensure their continued relevance, effectiveness and responsiveness to the needs of local and global investors and all other stakeholders.

Our governance philosophy

The Company's philosophy on Corporate Governance is driven by desire towards attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing overall enterprise value and retain shareholders' trust, over a sustained period of time. In our commitment to practice sound governance principles, we are guided by the following core principles:

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosures**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Empowerment and Accountability**

   To demonstrate the highest levels of personal accountability and to ensure that employees consistently pursue excellence in everything they do.

4. **Compliances**

   To comply with all the laws and regulations as applicable to the Company.

5. **Ethical conduct**

   To conduct the affairs of the Company in an ethical manner.

6. **Stakeholders' interests**

   To promote the interests of all stakeholders including of customers, shareholders, employees, lenders, vendors, governments and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the statutory and regulatory requirements. Our endeavour is to follow the spirit of good governance than mere compliance with the conditions specified by regulatory authorities. With this objective, we have formulated, *inter alia*, the following policy documents and introduced best practices of governance :

1. **Values and commitments**

   We have set out and adopted policy documents on values and commitments' of Reliance Infrastructure. We believe that any business conduct can be ethical only when it rests on the nine core values of honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

2. **Code of ethics**

   Our policy document on 'code of ethics', in essence, directs that our employees should conduct the business with integrity by excluding consideration of personal advantage.

3. **Business policies**

   Our 'business policies' contains the policy on fair market practices, inside information, financial records and accounting integrity, external communication, work ethics, personal conduct, policy on prevention of sexual harassment, health, safety & environment and quality.

4. **Sepration of the Board's supervisory role from the executive management**

   In line with the best global practices, we have adopted the policy of separating the Board's supervisory role from the executive management. We have also split the posts of Chairman and CEO.

5. **Prohibition of insider trading policy**

   This document contains the policy on prohibiting trading in the equity shares of the Company, based on inside or privileged information.

6. **Prevention of sexual harassment**

   Our policy on prevention of sexual harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

7. **Whistle blower policy**

   Our whistle blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse action.

8. **Environment policy**

   The Company is committed to achieving excellence in environmental performance, and preservation and promotion of environment is of fundamental concern in all our business activities.

9. **Risk management**

   Our risk management procedures ensure that the management controls risks through means of a properly defined frame work.

10. **SA 8000 (standard for social accountability)**

    The Dahanu power station of the Company is certified for SA 8000, initiated by the Council on Economic Priority with Social Accountability International, USA as the accreditation agency. The standards are based on recommendations of the International Labour Organisation, United Nations Universal Declaration on Human Rights and UN's convention on the rights of the child and other conventions. The key attributes are social accountability with regard to child labour, forced labour, health and safety, discrimination, working hours, remuneration and management system, etc.

11. **Six sigma**

    The Dahanu power station has adopted the six sigma quality management tool to measure the baseline performance of various processes, determine the root causes of variations and improve the processes to meet and exceed the desired performance levels.

12. **OHSAS 18001**

    All power stations of the Company are OHSAS 18001 certified. OHSAS 18001 helps to establish an occupational health and safety management system.

13. **ISO 9001**

    ISO 9001 is concerned with establishing quality management system to achieve continual improvement of performance. While two of the three power stations of the Company are ISO 9001 certified, the third power station is in the process of such certification. The Mumbai distribution group as also the Company secretarial and investor services group have also secured ISO 9001 certification.

14. **ISO 14001**

    ISO 14001 is primarily concerned with environmental management and all the power stations of the Company are ISO 14001 compliant.

15. **ISO 27001**

    The Company has secured ISO 27001 Information Security Management System Certification for its Iniformation Technology group. In the process of achieving certification, several systems and processes were aligned and best practices implemented as per the policy requirements of the ISMS to ensure quality and security of data. This certification helps in protecting the confidentiality, integrity and availability of information relating to the businesses of the Company.

16. **Integrated Management System**

The Samalkot Power Station is the first power plant in Reliance Anil Dhirubhai Ambani Group to secure Integrated Management System certificate consisting of ISO 14001: 2004, OHSAS 18001: 1999, ISO 9001: 2000, SA 8000: 2001 and ISO 27001: 2005. The Dahanu Power Station has integrated its ISO 9001, ISO 14001 and OHSAS 18001 systems. This integrated certificate provides an integrated approach towards quality, environment and safety

17. **Boardroom practices**

a. **Chairman**

In line with the highest global standards of corporate governance, the Board has separated the Chairman's role from that of an executive in managing day to day business affairs.

b. **Board charter**

The Board of Directors has adopted a comprehensive Board charter. The charter has set out matters relating to Board composition, scope and functions of the Board and its committees, etc.

c. **Tenure of independent director**

Tenure of independent directors on the Board of the Company shall not extend beyond nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

d. **Interaction of non-executive, including independent directors, with the Chairman**

The Chairman regularly interacts with non-executive directors to enable them to freely express their views on various matters concerning the business of the Company. A separate meeting between the Chairman and the non-executive directors is periodically held so that issue of business and management can be discussed freely without encumbrances.

e. **Lead independent director**

Recognizing the need for a representative and spokesperson for the independent directors, the Board has appointed an independent director as the lead independent director. The lead independent director performs the following roles in addition to the role of a non-executive independent director :

- preside over all executive sessions of the Board's independent directors;
- work closely with the Chairman to finalize the information flow, meeting agendas and meeting schedules;
- liaise between the Chairman and the independent directors on the Board; and
- take a lead role along with the Chairman in the Board evaluation process.

For the year 2007-08, the board designated Gen V P Malik as the lead independent director. The position of the lead independent director is rotated on a yearly basis.

f. **Independent director's interaction with shareholders**

Shri V R Galkar, a senior independent director, interacts with shareholders on their suggestions and queries which are forwarded to the Company Secretary at Ramesh.Shenoy@relianceada com.

g. **Meeting of independent directors without the management**

The independent directors of the Company meet in executive sessions (with no executive directors present) on a regular basis as they deem necessary. These executive session discussions may include topics such as, performance and compensation, strategic issues for Board consideration, the flow of information to directors, management progression and succession, and others as the independent directors may determine.

During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit. The sessions are chaired by the lead independent director.

h. **Independent director on the risk management committee**

The Company has set up a risk management committee consisting of executives and a senior independent director. Gen V P Malik is associated with the committee, to review periodically the risk management procedures in order to ensure that the Company controls risks through means of properly defined framework.

i. **Monitoring Subsidiaries**

The minutes of meetings of boards of subsidiary companies are periodically placed before the board of the Company.

j. **Independent directors on boards of associate and joint venture companies**

Two independent directors of the Company are appointed on the boards its associate companies in which the Company has significant equity stake. Shri S L Rao an independent director, is appointed on the board of Reliance Power Limited and Gen V P Malik an independent director, is appointed on the boards of BSES Rajdhani Power Limited and BSES Yamuna Power Limited.

k. **Commitment of directors**

The Board meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees. Such advance planning of meetings enable the directors to plan their commitments, particularly in the context that the meetings of the board and its committees normally extend over two working days.

l. **Participation of directors through audio / video conference**

The Company encourages / facilitates participation in the deliberations of the board by directors who are unable to attend any meeting of the board through audio / video conference, subject to their accessibility and availability.

m. **Compliance**

The Company Secretary monitors the compliance of applicable laws, regulations and rules including the Companies Act, 1956 and the listing agreement with stock exchanges, including in-house legal audit and places confirmation of such compliance before the board at the end of every calendar quarter.

n. **Evaluation of the Board**

The Board, through peer evaluation, carries out evaluation of the Board including Board process, risk management systems, performance of Board committees based on inputs received from individual directors.

17. **Governance practices being followed to promote the interests of our stakeholders**

We have in the recent past introduced several trend setting governance practices to improve stakeholder satisfaction, some of the major ones being -

a. **Customers** : Bill details are made available as E-bill, bill on web, SMS bill alerts, Braille bill, bill in customer's choice of language and on the IVR. Over 2000 payment locations and options are made available including pay from home services like net banking, credit cards, ECS/VDS and phone pay over RIM. For complaints and queries, the customer has the option of either approaching the Company's modern, redesigned Customer Care Centre or can call the state-of-the-art 24x7, multi-lingual (4 languages) Call Centre. The customer redressal mechanism includes setting up of consumer grievance redressal forum, an independent body headed by a retired judge of the High Court. The Company constantly monitors customer satisfaction through surveys and feedbacks.

b. **Employees:** Introduced several initiatives like: IVR system (multi option telephone lines for answering the queries by Employee Services Group), development of in-house competency framework for different work levels in the organization, transparent and fair on-line Performance Management System starting with goal setting exercise, mid year review and year end evaluation. Introduced three tier rewards system with trophies like Paradigm Shift trophy and Energy Star trophy. For developing leadership talents from within, a Leadership Development System is introduced to nurture and groom potential leaders for future growth plans as well as for succession planning. SAP-HR was upgraded to latest version i.e. ECC 6.0 which offer state-of-the-art features. All these initiatives collectively contributed in achieving enhanced employee satisfaction and significant reduction in attrition rate in recent years.

c. **Shareholders** : The significant services and facilities being rendered to investors include e-payment of dividend at over 160 cities, odd lot share trust for convenient disposal of odd lot shares held in physical form and annual shareholder satisfaction survey.

d. **Vendors** : The major initiatives introduced are global sourcing, e-procurement, strategic supply management, continuous vendor development and evaluation, eliminating sourcing risk while reducing overall procurement costs, value creation through quality and logistics, etc.

e. **Lenders** : The Company has been prompt in honouring all debt obligations to its lenders. The Company has secured 'AAA' rating from Crisil, the highest rating awarded by the agency. Fitch Ratings India has awarded 'Ind AAA' debt rating for the Company, indicating the highest credit quality. The Company's debt is rated 'MAAA' by ICRA, reflecting the highest inherent financial strength.

f. **The society** : The Company, in keeping with its corporate social responsibility (CSR) policy, focuses on healthcare, education, water resources, etc. for citizens around its power station at Dahanu. Details of its CSR activities are set out in detail in the management discussion leadership development programmes.

18. **Awards**

For the pursuit of excellence in corporate governance, the Company was conferred the Golden Peacock award for corporate governance by the Institute of Directors. The Company was also presented several prestigious awards for excellence in performance, energy management, environmental management, energy conservation and pollution control, leadership in quality system and management, water management, safety track record and management and corporate social responsibility.

Compliance with the code and rules of LSE and NYSE

The Global Depositary Receipts (GDRs) issued by the Company are listed on the London Stock Exchange (LSE). The Company has reviewed the combined code on corporate governance of LSE and the corporate governance rules of the New York Stock Exchange (NYSE), though the same are not applicable to the Company. The Company's corporate governance practices substantially conform to these code and rules.

Compliance with clause 49 of the listing agreement

Reliance Infrastructure reviewed and revised its governance practices well before the revised provisions of clause 49 of the listing agreement formulated by the Securities and Exchange Board of India (SEBI) were made applicable from January 1, 2006.

We present our report on compliance of governance conditions specified in clause 49.

1. **Board of directors**

A. **Board composition**

I. **Board strength and representation**

As of March 31, 2008, the Board consisted of eight members. The composition of and the category of directors on the Board of the Company were as under:

Table 1

Category	Particulars of directors
Non-executive non-independent directors	• Shri Anil D Ambani, Chairman • Shri Satish Seth, Vice Chairman
Executive non-independent directors	• Shri S C Gupta Director (Operations) • Shri Lalit Jalan, Whole-time Director
Independent directors	• Gen V P Malik • Shri S L Rao • Dr Leena Shrivastava • Shri V R Galkar

Notes:

a. None of the directors is related to any other director.

b. None of the directors has any business relationship with the Company.

c. None of the directors received any loans and advances from the Company during the year.

II. **Conduct of Board proceedings**

The day to day business is conducted by the executives of Reliance Infrastructure under the direction of Whole - time directors and the oversight of the Board. The Board holds periodic meetings every year to review and discuss the performance of the Company, its future plans, strategies and other pertinent issues relating to the Company.

The Board performs the following specific functions in addition to the oversight of the business and the management.

- review, monitor and approve major financial & business strategies and corporate actions;
- assess critical risks facing the Company – review options for their mitigation;
- provide counsel on the selection, evaluation, development and compensation of senior management;
- ensure that processes are in place for maintaining the integrity of

  (a) the Company

(b) the financial statements
(c) compliance with laws
(d) relationships with customers, suppliers and other stakeholders;
(e) delegation of appropriate authority to the senior executives of the Company for effective management of operations.

B. Board meetings

The Board held 11 meetings during 2007-08 on April 25, 2007, May 14, 2007, July 18, 2007, July 26, 2007, September 30, 2007, October 17, 2007, December 2, 2007, December 13, 2007, January 17, 2008, February 24, 2008 and March 05, 2008. The maximum time gap between any two meetings was 65 days and the minimum gap was 7 days.

The Board periodically reviews compliance reports of all laws applicable to the Company and takes steps to rectify non-compliances, if any.

Standards issued by ICSI: The Company is in substantial compliance with the secretarial standards governing board meetings as also general meetings as set out in Secretarial Standards 1 and 2 issued by the Institute of Company Secretaries of India. The Board of Directors of the Company has taken necessary steps in order to ensure compliance with these standards.

The Board has constituted several committees to deal with various specialized issues. While the recommendations of SEBI on the constitution of Audit Committee and shareholders/investors' grievance committee have come into force from March 31, 2001, Reliance Infrastructure had set up such committees in May 1986 and January 1995 respectively.

C. Attendance of directors

The overall attendance of directors was 86 per cent. It is proposed to introduce teleconferencing and videoconferencing facilities immediately upon amendment to the relevant statutes, in order to ensure participation of directors in the delibrations of all meetings of the board

Table 2 - Attendance of directors at the Board meetings held during 2007- 08 and the last annual general meeting (AGM)

Director	Meetings held during the tenure of directors	Meetings attended	Attendance at the last AGM
Shri Anil D Ambani	11	11	Present
Shri Satish Seth	11	9	Present
Shri S C Gupta	11	11	Present
Shri J P Chalasani*	9	8	Absent
Gen V P Malik	11	9	Present
Shri S L Rao	11	7	Present
Dr Leena Srivastava	11	9	Present
Shri V R Galkar	11	9	Absent
Shri Lalit Jalan	11	9	Present

* The term of Shri J P Chalasani was upto January 17, 2008

D. Other directorships

None of the directors held directorships in more than 15 public limited companies.

Table 3 - The details of directorships (excluding private limited, foreign and section 25 companies), chairmanships and the committee memberships held by the directors as on March 31, 2008.

Names of directors	Number of directorship (including RInfra)	Committee(s)[1] membership (including RInfra)	
		Membership[2]	Chairmanship
Shri Anil D Ambani	10	4	None
Shri Satish Seth	4	3	3
Shri S C Gupta	4	2	None
Gen V P Malik	4	4	None
Shri S L Rao	7	8	5
Dr Leena Srivastava	1	2	None
Shri V R Galkar	2	3	3
Shri Lalit Jalan	6	2	2

1. The information provided above pertains to the following committees in accordance with the provisions of clause 49 of the listing agreement:
   a. Audit Committee
   b. Shareholders / Investors' Grievances Committee
2. Membership of committees includes Chairmanship also.

E. Membership of Board committees

No director had membership of more than 10 committees of Boards nor is any director Chairman of more than 5 committees of Boards.

F. Details of Directors

The abbreviated resumes of all directors are furnished hereunder:

Shri Anil D Ambani

Regarded as one of the foremost corporate leaders of contemporary India, **Shri Anil D Ambani**, 49, is the Chairman of all listed companies of the Reliance ADA Group, namely, Reliance Communications, Reliance Capital, Reliance Infrastructure, Reliance Natural Resources and Reliance Power.

He is also the President of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar, Gujrat.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several path-breaking financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance ADA group have raised nearly US$ 7 billion from global financial markets in a period of less than 3 years.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of :

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha or the Upper House of Indian Parliament; a position he chose to resign voluntarily on March 29, 2006.

Select Awards and Achievements

- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December 2006

- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader across a number of business areas, December 2001

Shri Satish Seth, 52, is a Fellow Chartered Accountant and a law graduate. He has had a wide exposure in developing, strategizing and overseeing businesses in petrochemicals, petroleum and financial sectors. Currently, he oversees and leads businesses in power, telecommunication and infrastructure sectors. He has vast experience in the areas of finance, commercial, banking, accounts, audit, taxation, legal, project execution and general management. Shri Seth was appointed to the Board on November 24, 2000. Currently, he is the Vice Chairman of the Board of the Company. He is also a Director of Reliance Energy Trading Limited, Reliance Telecom Limited and Worldtel Limited. He is chairman of audit committee of Reliance Telecom Limited and Reliance Energy Trading Limited and Chairman of shareholders / investors' grievances committee of Reliance Telecom Limited.

Shri S C Gupta, 59, is a graduate in electrical and mechanical engineering and also M.Sc. (Engineering) in power systems. He was appointed to the board on January 18, 2003. He was actively involved in the design and implementation of captive power plants of Reliance Industries Limited at Hazira, Patalganga, Naroda and Jamnagar totalling 750 MW and development of Independent Power Projects (IPPs) at various locations. He is on the boards of Reliance Energy Trading Limited, Utility Powertech Limited and BSES Kerala Power Limited. He is a member of the shareholders/ investors' grievances committee of Reliance Infrastructure Limited. He is a member of the audit committee of BSES Kerala Power Limited.

Shri Lalit Jalan, 51, was appointed to the board as whole-time director on April 25, 2007. Shri Jalan was the Executive Director of Reliance Infrastructure prior to his elevation to the position of Whole-time director of the Company on April 25, 2007. He is the chairman of BSES Rajdhani Power Limited and BSES Yamuna Power Limited. He is also on the boards of Reliance Power Transmission Limited & Reliance Digital World Limited. He is chairman of audit committees of BSES Rajdhani Power Limited and BSES Yamuna Power Limited. He holds 23 shares of the Company.

He is responsible for the entire distribution, transmission, trading and shared services of the Company and its affiliates in Mumbai, Delhi and Orissa covering 6 million customers. He successfully spearheaded the transformation from erstwhile BSES to Reliance Energy in Mumbai and the complete turnaround of Delhi distribution. The sucess of Delhi has made it the posterboy of distribution reforms.

Shri Lalit Jalan did his MBA in Finance from the prestigious Wharton School, University of Pennsylvania and MS in Computer Science from Moore School, University of Pennsylvania. He did his B Tech from the Indian Institute of Technology, Kanpur. He graduated throughout in top 2 percentage of his class. He was the winner of Directors Honours and Deans List at Wharton.

He has been awarded the Distinguished Alumni Award from IIT, Kanpur. He was also chosen as one of the 15 achievers from the IIT system. These 15 achievers were showcased as IIT Spirit during the opening ceremony of 50th anniversary celebration (PAN IIT 50) organized at Silicon Valley, California in January 2003.

He joined Reliance Industries Limited as Chief Executive Officer, Polypropylene Business in 1995. He was the youngest CEO at Reliance.

Dr Leena Srivastava, 47, is the Executive Director, The Energy and Resources Institute (TERI), an independent not-for-profit research institution working in the areas of energy, environment and sustainable development. Dr Srivastava holds additional charge as Dean, Faculty of Policy and Planning, TERI University since June 2000. She has a PhD. in energy economics from the Indian Institute of Science, Bangalore. She has a number of publications to her credit and is on the Editorial Boards of various international journals dealing with energy and environment issues.

Dr Srivastava was a member of the expert committee to formulate an integrated energy policy set up by the Planning Commission, Government of India and also of the Steering Committee on North Eastern Region for the 11th Five Year Plan. She serves on the Foresight Advisory Council of Suez Environment, the Investment Advisory Panel of Cumulus Climate Fund; the research advisory committee of IGES (the Institute for Global Environmental Strategies, Japan), the International advisory Board of the Wuppertal Institute for Climate, Environment and Energy, Germany and the scientific committee of the International Human Dimensions Programme on Global Environmental Change (IHDP). She is a member of the audit and shareholders/investors' grievances committees of the board of the Company.

Shri S L Rao, 72, is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues. He is an economist by training and a professional manager with 30 years of experience in large companies including in top management positions in marketing and general management and a further 7 years in management consultancy. He taught marketing in the most reputed management schools in India as visiting faculty. He was a Visiting Fellow at the Indian Ocean Centre, Australia (1996-98). From 1990 to 1996 he was Director - General of the National Council of Applied Economic Research (NCAER), a premier research institution in India, which during his tenure, was known the world over for its data on Indian markets, human development indicators, social infrastructure and economic forecasting. He was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. His leadership made CERC highly regarded for its independence, transparency and objectivity. He was President of the Madras Management Association (1983-84) and All India Management Association (1985-86), a founder and former Vice President of the People's Union for Civil Liberties in Tamil Nadu (1981-84). He was founder Chairman of the Forum of Indian Regulators. He has co-authored or edited 12 books and articles on the economy and management. His writings and active participation contributed to the formation of the Indian Ocean Region as a zone for economic cooperation. He was awarded the Ravi J Mathai Fellowship Award by the Association of Indian Management Schools in 2001. He is a Director of Honeywell Automation India Limited, Kanoria Chemicals & Industries Limited, Reliance Natural Resources Limited, Reliance Power Limited, Rain CII (Carbon) India Limited and other private limited companies. He is currently Chairman of the Board of Governors of the Institute for Social & Economic Change, Life Trustee of the Madras Craft Foundation, Trustee of the Aga Khan Foundation India Committee, and on the Governing Board of the Indian Institute of Management, Lucknow and Trustee of Bangalore International Centre. He is a member of the audit committee of our Company, chairman of the audit committee of Honeywell Automation India Limited, Reliance Natural Resources Limited, chairman of audit and member of shareholders / investors' grievances committee of Reliance Power Limited and Reliance Natural Resources Limited, and member of the audit committee of Rain CII (Carbon) India Limited. He was also the chairman of the audit committee of Axis Private Equity Limited. Shri S L Rao resigned as a director of Axis Private Equity Limited with effect from April 12, 2008.

Corporate Governance Report

He has written 13 books, the latest being "From Servants to Masters? *The Evolution of Professional Management in India*" (2007) and hundreds of articles in newpapers and journals.

Gen V P Malik, 68, was chief of the army staff of the Indian army and concurrently the Chairman, Chief of Staff Committee of India. As chief of the army staff, Gen Malik had dual responsibility of being an "advisor" to the Government as well as commander of over one million strong Indian army and managed all its functions to fulfil its national role and assigned missions. In India, every aspect of the management of the army-strategic and planning, equipment profile, human resource development, discipline, welfare, etc. is shouldered by the chief of the army staff. As chief, and later with additional responsibility of Chairman, chief of staff committee, he oversaw intensified anti terrorist operations in Jammu and Kashmir, in the north east, and management of disputed border with China. He planned, coordinated and oversaw execution of operation Vijay to successfully defeat Pakistan's attempted intrusion in Kargil sector in 1999.

Gen Malik was awarded the Ati Vishishta Seva Medal in 1986, and Param Vishishta Seva Medal, the highest national award for distinguished services in India in 1996. He was given excellence in leadership award by Atur Foundation, Pune, Distinguished Fellowship of the Institute of Directors, New Delhi in 1999, and 'Pride of the Nation' award by the Doon Citizens' Council in July 2000.

Since retirement (September 30, 2000), he keeps himself engaged in spreading awareness and sharing his views on India's national security challenges and international relations. He is a former member of the National Security Advisory Board and currently, an honorary advisor to the Centre for Policy Research, New Delhi and president of the ORF Institute of Security Studies. In 2007, he was nominated on the judges' panel to select and rank *Top Companies for Leaders* in Asia Pacific Region by Hewitt Associates, who undertook this exercise in collaboration with *Fortune* Magazine and The RBL Group.

He is on the board of Hero Honda Motors Limited, BSES Rajdhani Power Limited and BSES Yamuna Power Limited. He is a member of the audit committee of the Company. He is also the member of the audit committee of Hero Honda Motors Limited, BSES Rajdhani Power Limited and BSES Yamuna Power Limited.

Shri V R Galkar, 64, BCom, LLB, FCA, is representative of Life Insurance Corporation of India. He was appointed on the Board of Reliance Infrastructure Limited on June 9, 2003. He has vast experience in the fields of accounts and finance. He is also a director on the Board of IDBI Trusteeship Services Limited. He is the chairman of the audit committee and shareholders / investors' grievances committee of the Company and chairman of audit committee of IDBI Trusteeship Services Limited.

G. Insurance coverage

The Company has obtained directors' liability insurance coverage in respect of any legal action that might be initiated against directors.

2. Audit Committee

The Audit Committee of Reliance Infrastructure was set up way back in May 1986. Currently, the committee consists of all the four independent directors of the Company. All the directors have good knowledge of finance, accounts and Company law. The Chairman of the committee, a chartered accountant, was formerly the Executive Director (Finance) of Life Insurance Corporation of India and has accounting and related financial management expertise. The committee held six meetings during the year. The Audit Committee also advises the management on the areas where internal audit can be improved. The minutes of the meetings of the Audit Committee are placed before the Board. The terms of reference of the Audit Committee are in accordance with all the items listed in clause 49 (II) (D) and (E) of the listing agreement as follows:

- i Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible.
- ii Recommending the appointment, re-appointment and replacement / removal of statutory auditor and fixation of audit fee.
- iii Approve payment for any other services by statutory auditors.
- iv Reviewing with management the annual financial statements before submission to the Board, focusing primarily on;
    - a. matters required to be included in the director's responsibility statement included in the report of the Board of Directors;
    - b. any changes in accounting policies and practices;
    - c. major accounting entries based on exercise of judgment by management;
    - d. qualifications in draft statutory audit report;
    - e. significant adjustments arising out of audit;
    - f. compliance with listing and other legal requirements concerning financial statements;
    - g. any related party transactions.
- v Reviewing with the management the quarterly financial statements before submission to the Board for approval.
- vi. Reviewing, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the offer document/prospectus/ notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.
- vii. Reviewing with the management, statutory auditors, the adequacy of internal control systems.
- viii. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
- ix. Discussion with internal auditors any significant findings and follow up thereon.
- x. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
- xi. Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
- xii. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors.

xiii. To review the functioning of the Whistle Blower mechanism, in case the same is existing.

xiv. Carrying out any other function as is mentioned in the terms of reference of the audit committee.

xv. Review the following information:

a. Management discussion and analysis of financial condition and results of operations;

b. Internal audit reports relating to internal control weaknesses;

c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors;

d. Statement of significant related party transactions; and

e. The appointment, removal and terms of remuneration of the Chief Internal Auditor shall be subject to review by the Audit Committee..

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference.

ii. to seek any information from any employee.

iii. to obtain outside legal and professional advice.

iv. to secure attendance of outsiders with relevant expertise, if it considers it necessary.

Table 4 - Attendance at the meetings of the Audit Committee held during 2007- 08

Members	Meetings held during the tenure of directors	Meetings attended
Shri V R Galkar, Chairman	6	5
Shri S L Rao	6	6
Gen V P Malik	6	6
Dr Leena Srivastava	6	6

Overall attendance: 96 per cent

The Audit Committee held its meetings on April 24, 2007, May 14, 2007, July 10, 2007, July 17, 2007, October 16, 2007 and January 16, 2008.and the maximum gap between any two meetings was 91 days.

Shri S L Rao, the Acting Chairman of the Audit Commitee was present at the AGM.

The meeting considered all the points in terms of its reference at periodic intervals

The Company Secretary, Shri Ramesh Shenoy, acts as the secretary to the committee.

3. Nomination / Remuneration committee

The Nomination / Remuneration Committee of the board is constituted to formulate and recommend to the Board from time to time, a compensation structure for whole-time members of the Board. Gen V P Malik is the Chairman of the committee and the other members are Dr Leena Srivastava and Shri S L Rao. Though the package of remuneration does not include pension plans, the perquisites of whole time directors include superannuation benefit under which these directors are entitled to an annuity from LIC on their retirement. It is proposed to introduce a stock option scheme for the directors of the Company in accordance with the SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 as approved by the members through a postal ballot on January 8, 2007.

Table 5 - Attendance at the meetings of the Nomination / Remuneration committee held during 2007 - 08

Members	Meetings held during the tenure of directors	Meetings attended
Gen V P Malik	2	2
Shri S L Rao	2	2
Dr Leena Srivastava	2	2

Overall attendance: 100 per cent

The Nomination / Remuneration committee held its meetings on April 24, 2007 and January 16, 2008. The Company Secretary, Shri Ramesh Shenoy, acts as the secretary to the committee.

Table 6 - Remuneration paid to directors (excluding contribution to gratuity fund and provision for leave encashment on retirement) during 2007-2008

Rs. in lakhs

Sr. No.	Name	Position	Sitting Fees	Salary	Commission Perquisites	Total
1.	Shri Anil D Ambani	Chairman	2.60	10.95	221.94	235.49
2.	Shri Satish Seth	Vice Chairman	2.40	8.96	88.77	100.13
3.	Shri S C Gupta	Director (Operations)	Nil	87.81	Nil	87.81
4.	Shri J P Chalasani	Director (Business Development)	Nil	81.85	Nil	81.85
5.	Gen V P Malik	Director	3.80	Nil	3.75	7.55
6.	Shri S L Rao	Director	3.40	Nil	3.75	7.15
7.	Dr Leena Srivastava	Director	4.60	Nil	4.11	8.71
8.	Shri V R Galkar	Director	3.60	Nil	3.39	6.99
9.	Shri Lalit Jalan	Whole-time Director	Nil	81.18	Nil	81.18
	Total		20.40	270.75	325.71	616.86

1. The term of Shri J P Chalasani was up to January 17, 2008.
2. Shri V R Galkar represents Life Insurance Corporation of India and hence, commission of Rs. 3,39,286 was paid over to Life Insurance Corporation of India.
3. Excludes commission amounting Rs. 10.43 crore accrued for the year and not paid.
4. The non-executive directors are also proposed to be remunerated by way of commission not exceeding one per cent of the net profit for the year 2007-08 as may be decided by the remuneration committee and the Board of Directors of the Company, including allocation to individual directors.

Notes:

a. The salary and perquisites include all fixed elements of remuneration i.e. salary and other allowances and benefits.

b. The Company did not pay bonus and any incentives to the executive directors.

c. The Company has not entered in to any other pecuniary relationship or transactions with the non-executive directors. The compensation paid to non-executive directors including independent directors is approved by the shareholders in the general meetings.

d. The Company has so far not issued any stock options to its directors.

Table 7 - Details of service contract

Names	Date of initial appointment	Current tenure	From	To
Shri S C Gupta	January 18,2003	5 years	January 18,2008	January 17,2013
Shri Lalit Jalan	April 25,2007	5 years	April 25,2007	April 26,2012

For any termination of service contract, the Company or the executive director is required to give a notice of 3 months or pay three months' salary in lieu thereof to the other party.

Equity shares held by Directors

Except Shri Anil D Ambani who held 1,39,437 equity shares, Shri S L Rao who held 7 equity shares, Dr Leena Srivastava who held 11 equity shares and Shri Lalit Jalan who held 23 equity shares as at March 31, 2008, no other Director of the Company held any equity share of the Company.

Directors' remuneration policy

The Nomination / Remuneration Committee determines and recommends to the Board, the compensation of the directors. The key components of the Company's remuneration policy are :

- compensation will be a major driver of performance.
- compensation will be competitive and benchmarked with a select group of companies from the utility sector.
- compensation will be transparent, fair and simple to administer.
- compensation will be fully legal and tax complaint.

Criteria for making payments to Non-Executive Directors

The Non-Executive Directors are paid commission based on the number of Board membership / committee membership / Chairmanship held by them. They are awarded pre-determined points for every Board membership / committee membership / Chairmanship held by them and the commission amount is apportioned on the basis of the points received by each director. The Members had, through Postal Ballot on January 8, 2007 subject to approval and permissions as may be required, approved payment of commissions to Non-Executive Directors, who are not in the full time employment, up to the limits laid down under the provisions of Section 309(4) of the Companies Act, 1956, computed in the manner specified in the Act, or such other limit as approved by the Central Government, for a period of 5 years from the financial year commencing April 1, 2007.

4. **Shareholders / Investors' Grievances Committee**

The Board of Directors of the Company constituted the Shareholders / Investors' Grievances Committee in the year 1995. Currently, the Committee comprises Shri V R Galkar as Chairman and Shri S C Gupta and Dr Leena Srivastava as members. The Company has appointed Karvy Computershare Private Limited to act as Registrar and Share Transfer Agent of the Company. The Committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the Investor Information section of this report.

The composition of the Committee and the number of meetings held during the year are furnished hereunder. Shri Ramesh Shenoy, Company Secretary, is the Compliance Officer.

Table 8 - Attendance of members at the meeting of the Shareholders / Investors' Grievances Committee held during 2007-08

Members	Meetings held during the tenure of directors	Meetings attended
Shri V R Galkar (Chairman)	4	4
Dr Leena Srivastava	4	4
Shri S C Gupta	4	4

Overall attendance : 100 per cent

The Shareholders / Investors' Grievances Committee held its meetings on April 25, 2007, July 17, 2007, October 16, 2007 and January 16, 2008 and the maximum gap between any two meetings was 91 days. The Company Secretary, Shri Ramesh Shenoy, acts as the Secretary to the Committee.

The total number of complaints, received and replied to the satisfaction of shareholders during the year under review was 885. There were no complaints pending as on March 31, 2008. The details of period taken on transfer of shares and nature of complaints are furnished in the Investor Information section of this Annual Report.

5. **Environment, Health and Safety Committee**

The Environment, Health and Safety Committee of the Board is constituted, to monitor compliance as to environment, health and safety issues affecting the Company as also to promote environment protection. Currently, the Committee comprises Dr Leena Srivastava (Chairperson), Gen V P Malik, Shri S L Rao and Shri S C Gupta. The composition of the Committee and the number of meetings held during the year are furnished hereunder:

Table 9 - Attendance at the meeting of the Environment, Health and Safety Committee held during 2007-2008

Members	Meetings held during the tenure of directors	Meetings attended
Dr Leena Srivastava	2	2
Gen V P Malik	2	2
Shri S L Rao	2	2
Shri S C Gupta	2	2

Overall attendance : 100 per cent

The Environment, Health and Safety Committee held its meeting on December 14, 2007 and March 12, 2008.

6. General Body Meetings: The Company held its last three AGMs as under :

Year	Date and time	Venue	Special resolutions passed
2006-07	July 10, 2007 11.00 a.m.	Birla Matushri Sabhagar 19, Sir Vithaldas Thackersey Marg Mumbai 400 020	None
2005-06	June 7, 2006 11.00 a.m.	Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme Vile Parle (West) Mumbai 400 056	None
2004-05	June 8, 2005 11.00 a.m.	Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme Vile Parle (West) Mumbai 400 056	None

7. Postal Ballot

During the year, ordinary and special resolutions as proposed in Postal Ballot Notice dated December 5, 2007, were passed on January 7, 2008 through postal ballot which related to (i) increase in the authorized share capital and amendment to the Memorandum of Association, (ii) alteration in Articles of Association, (iii) raising of additional long term funds, and (iv) raising of funds through issue of securities in the international markets. Shri Anil Lohia, Chartered Accountant, was appointed as the scrutinizer for overseeing the Postal Ballot process. The above resolutions have been passed with the requisite majority as per the following details.

Table 10 - Postal Ballot results

Sr. No.	Particulars of resolutions	Percentage of votes cast in favour of resolution
1.	Ordinary resolution for ncrease in the Authorized Share Capital and amendment to the Memorandum of Association	99.995
2.	Special resolution for alteration in Articles of Association	99.992
3.	Special resolution for raising of additional long term funds	99.702
4.	Special resolution for raising of funds through issue of securities in the international markets	96.957

The Company has complied with the procedures for the postal ballot in terms of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 and amendments thereto. The Board does not recommend any special resolution for approval of the members at the ensuing 79th AGM.

8. Disclosures

i. The Company has entered into related party transactions as set out in the notes to accounts, which are not likely to have a conflict with the interest of the Company.

ii. No penalty or stricture has been imposed on the Company by the stock exchanges or SEBI or any other statutory authority, on any matter related to the capital markets, during the last 3 years.

9. Means of communication

i. Information like quarterly financial results and media releases on significant developments in the Company as also presentations that have been made from time to time to the media, institutional investors and analysts are hosted on the Company's web site and has also been submitted to the stock exchanges on which the Company's equity shares are listed, to enable them to put them on their own web sites. The quarterly financial results are published in Financial Express and Navshakti.

ii. SEBI EDIFAR

As per the requirements of clause 51 of the listing agreement with the stock exchanges, all the data relating to quarterly financial results, shareholding pattern, etc. are being electronically filed on the electronic data information filing and retrieval (EDIFAR) website of SEBI (www.sebiedifar.nic.in) within the timeframe prescribed in this regard.

10. Compliance with other mandatory requirements

10.1 Management Discussion and Analysis report

A Management Discussion and Analysis report forms part of the annual report and includes discussions on various matters specified under clause 49(IV)(F) of the listing agreement.

10.2 Financial performance of the Company

The Company being a utility in the business of generation and distribution of electricity, its earnings are regulated by the regulatory authorities. The financial performance of the Company is subject to regulatory approvals and clearances and the Company is therefore unable to make any earnings projections or guidance with any reasonable degree of accuracy.

10.3 Subsidiaries

The Company does not have any material non-listed Indian subsidiary Company and hence, it is not required to have an independent director of the Company on the Board of such subsidiary Company. The meetings of the Board of Directors of subsidiary companies are placed before the Board of Directors of the Company and the attention of the directors is drawn to significant transactions and arrangements entered into by the subsidiary companies. The Company has appointed two of the independent directors on the boards of a major associate company and two joint venture companies.

10.4 Disclosures

10.4.1 Related party transactions

The details of all significant transactions with related parties are periodically placed before the audit committee.

10.4.2 Disclosure of accounting treatment

In the preparation of financial statements, the Company has followed the accounting standards issued by the Institute of Chartered Accountants of India and as prescribed under the Companies (Accounting Standard) Rules, 2006, as applicable.

10.4.3 Disclosures on risk management

The Company has laid down procedures to inform the members of the board about the risk assessment and minimisation procedures. A risk management committee consisting of senior executives of the Company periodically reviews these procedures to ensure that executive management controls risk, through means of a properly defined framework.

A senior independent director is associated with the committee. The Company has framed the risk assessment and minimisation procedure which is periodically reviewed by the Board.

10.4.4 Proceeds from the preferential issue of warrants

The details of utilisation of proceeds raised through issue of equity shares/warrants are disclosed to the Audit Committee. The Company has not utilized these funds for purposes other than those stated in the notice convening the general meeting.

10.4.5 Code of conduct

The Company has adopted the code of conduct and ethics for directors and senior management. The code had been circulated to all the members of the Board and senior management and the same had been put on the Company's website www.rinfra.com. The Board members and senior management have affirmed their compliance with the code and a declaration signed by the CEO of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of clause 49-V of the listing agreement) is given below :

"It is hereby declared that the Company has obtained from all members of the Board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the Company for the year 2007-08."

Lalit Jalan
CEO

10.4.6 CEO/CFO certification

A certificate from the Chief Executive Officer and the finance head on the financial statements of the Company was placed before the Board.

10.4.7 Review of Directors' responsibility statement

The Board in its report have confirmed that the annual accounts for the year ended March 31, 2008 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

11. Compliance with non-mandatory requirements

11.1 Tenure of independent directors on the board

The tenure of independent directors on the board of the Company shall not exceed, in the aggregate, a period of nine years.

11.2 Nomination / Remuneration committee

The Board has set up a nomination / remuneration committee details whereof are furnished at Sr. No. 3 of this report.

11.3 Shareholder rights

The half-yearly financial results including summary of significant events of relevant period of six months are sent to each household of shareholders.

11.4 Audit qualifications

Strategic decisions were taken during the year resulting in unqualified financial statements of the Company.

11.5 Training of Board members

For orientation and to get familiar with the Company's business operations, governance procedures and practices, the directors visit the power stations and the project sites of the Company.

Besides, detailed presentations are periodically made to the board members on the business model of the Company, risk profile of the business parameters to enable the board members to discharge their responsibilities as directors.

11.6 Whistle blower policy

The Company has formulated a policy to prohibit managerial personnel from taking adverse personnel action against employees disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority.

The policy also lays down the mechanism for making enquiry in to whistleblower complaint received by the Company. Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the audit committee.

Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the Company has been denied access to the grievance redressal mechanism of the Company.

12. General shareholder information

The mandatory as also various additional information of interest to investors is voluntarily furnished in a separate section on investor information elsewhere in this annual report.

Auditor's certificate on corporate governance

The Auditors certificate on compliance of clause 49 of the listing agreement relating to corporate governance is published as an annexure to the Directors' Report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Infrastructure, as evolved over the years, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognized practices of governance, so as to meet the expectations of all our stakeholders.

Investor Information

Annual General Meeting

The 79th Annual General Meeting (AGM) will be held on Tuesday, September 16, 2008 at 2.00 p.m. or soon thereafter as the Annual General Meeting of Reliance Capital Limited convened for the same day shall be over, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Marine Lines, Mumbai 400 020.

Financial year of the company

The financial year of the company is from April 1 to March 31, each year.

Website: The website of the company www.rinfra.com contains a sub-menu on *Investor Relations*. It carries comprehensive information of interest to our investors including on the financial results of the company, dividends declared by the company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the company and the services rendered / facilities extended by the company to our investors.

Dedicated email id for investors: For the convenience of our investors, the company has designated an exclusive email id for investors i.e. RINFRA.investor@relianceada.com.

Compliance Officer: Shri Ramesh Shenoy, Company Secretary, is the Compliance Officer of the company.

Registrar and Transfer Agents (RTA)

Karvy Computershare Private Limited
Unit: Reliance Infrastructure Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081
Telephone No: +91 40 2342 0815-0825
Fax No: + 91 40 2342 0859
e-mail: rinfra@karvy.com

Shareholders / Investors are requested to forward share transfer documents, dematerialisation requests and other related correspondence directly to Karvy Computershare Private Limited at the above address for speedy response.

Dividend announcements

The Board of Directors of the Company have recommended a dividend of Rs.6.30 (63 per cent) per equity share of the Company for the financial year ended March 31, 2008, subject to the approval by shareholders at the AGM [dividend paid in the previous year was Rs. 5.30 (53 per cent) per equity share]. The dividend, if approved, will be paid after the meeting.

Book closure dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the dividend, if any, for the year ended March 31, 2008, as well as for the purpose of AGM the Register of Members and Share Transfer Books of the company will remain closed from Tuesday, July 8, 2008 to Tuesday, July 15, 2008 (both days inclusive).

Dividend remittance

Dividend on equity shares as recommended by the Directors for the year ended March 31, 2008, when declared at the meeting, will be paid:

i. to those members whose names appear on the Register of Members of the Company, after giving effect to all valid share transfers in physical form lodged with the Company on or before July 7, 2008, and

ii. in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for the purpose.

With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in electronic and physical forms, residing in the following cities:

Agra, Ahmedabad, Allahabad, Amritsar, Aurangabad, Bangalore, Bhilwara, Bhopal, Bhubaneshwar, Burdhwan, Calicut, Chandigarh,Chennai, Coimbatore, Deharadun, Delhi, Dhanbad, Durgapur, Erode, Goa, Gorakhpur, Guwahati, Gwalior, Haldia, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jalandhar, Jammu, Jamshedpur, Jodhpur, Kakinada, Kanpur, Kochi, Kolhapur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Mysore, Nagpur, Nasik, Nellore, Patna, Pondicherry, Pune, Raipur, Rajkot, Ranchi, Salem, Shimla, Sholapur, Siliguri, Surat, Tirupathi, Tirupur, Trichy, Trissur, Trivandrum, Udaipur, Vadodara, Varanasi, Vijaywada, Visakhapatnam.

Unclaimed Dividend

i. **Transfer to the Central Government**

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 1994-95 have been transferred to the General Revenue Account of the Central Government. Since 1995-96, the unclaimed dividends of subsequent years which remained unclaimed for more than 7 years have been transferred to the Investor Education and Protection Fund. The shareholders who have not encashed their dividend warrants relating to financial year(s) up to 1994-95 are requested to claim the amounts from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD - Belapur, near RBI Building, Navi Mumbai 400 614 Telephone: (022) 2757 6802 in the prescribed form which will be furnished by the company on request.

ii. **Transfer to the Investor Education and Protection Fund**

The dividend for the year 1995-96 to 1999-2000 remaining unclaimed for 7 years from the date of declaration have been transferred to the Investor Education and Protection Fund established by the Government of India pursuant to Section 205C of the Companies Act, 1956. Consequently, no claim shall lie against the said Fund or the company in respect of any amounts which were unclaimed and unpaid for a period of seven years from the date they first become due for payment.

iii **Dividend to be transferred to the Investor Education and Protection Fund**

The dividend for the following years remaining unclaimed for 7 years from the date of declaration are required to be transferred by the company to the Investor Education and Protection Fund and the various dates for transfer of such amounts are as under:

Financial year	Dividend No.	Date of declaration	Due for transfer on
2000-01	113 th	August 30, 2001	October 5, 2008
2001-02	114 th	September 21, 2002	October 27, 2009
2002-03	115 th	June 9, 2003	July 15, 2010
2003-04 (Q1)	116 th	July 28, 2003	September 3, 2010
2003-04 (Q2)	117 th	October 15, 2003	November 20, 2010
2003-04 (Q3)	118 th	January 21, 2004	February 27, 2011
2003-04 (final)	119 th	June 9, 2004	July 15, 2011
2004-05 (Q1)	120 th	July 21, 2004	August 27, 2011
2004-05 (Q2)	121 st	October 20, 2004	November 26, 2011
2004-05 (Q3)	122 nd	January 19, 2005	February 25, 2012
2004-05 (final)	123 rd	June 8, 2005	July 15, 2012
2005-06 (Q1)	124 th	July 19, 2005	August 25, 2012
2005-06 (final)	125 th	June 7, 2006	July 13, 2013
2006-07	126 th	July 10, 2007	August 16, 2014

Investor Information

Members who have so far not encashed their dividend warrants or have not received the dividend warrants are requested to seek issuance of duplicate warrants. The Company during the year 2007-08 has also individually intimated the concerned members of non-encashment of their dividend warrants. Such members may write to Karvy Computershare Private Limited, the RTA of the Company, for payment of unclaimed dividend amounts.

Direct deposit of dividend (electronic clearing service)

Members desirous of receiving dividend by direct electronic deposit to their bank accounts may authorise the company with their mandate. For details, kindly write to Karvy Computershare Private Limited, the RTA at the address mentioned above or members may visit the Investor Relations Section at our website www.rinfra.com.

Bank details for physical shareholdings

In order to provide protection against fraudulent encashment of dividend warrants, members are requested to provide, if not provided earlier, their bank account numbers, bank account type, names and addresses of bank branches, quoting folio numbers, to Karvy Computershare Private Limited, to enable them to incorporate the same on their dividend warrants. This is a mandatory requirement in terms of Securities and Exchange Board of India (SEBI) circular no. D&CC/FITTC/CIR-04/2001 dated November 13, 2001.

Bank details for electronic shareholdings

While opening accounts with depository participants (DPs), members may have given their bank accounts details, which will be used by the Company for printing on dividend warrants for remittance of dividend. SEBI by its circular no. DCC/FITTC/CIR-03/2001 dated October 15, 2001 has advised that all companies should mandatorily use electronic clearing service (ECS) facility, wherever available. SEBI has also, vide its circular dated November 13, 2001 referred to above, advised companies to mandatorily print the bank account details furnished by the depositories, on the dividend warrants. This ensures that the dividend warrants, even if lost or stolen, cannot be used for any purpose other than for depositing the monies in the account specified on the dividend warrants and ensures safety for the investors. However, members who wish to receive dividend in an account other than the one specified while opening the depository account, may notify their DPs about any change in bank account details. members are requested to furnish complete details of their bank accounts including MICR codes of their banks to their DPs.

Nomination facility

Individual shareholders of physical shares can nominate any person for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the RTA of the company or visit the investor relations section at our website www.rinfra.com.

Share transfer system

Shareholders / Investors are requested to send share transfer related documents directly to our RTA whose address is given at the beginning of this section. A committee of executives of the Company is authorised to approve transfer of shares. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA

Odd lot shares scheme for small shareholders

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. This scheme has been launched and is available to shareholders of Reliance Infrastructure, who hold shares in odd lots. The shareholders who wish to avail of the above facility can contact the Registrar and Share Transfer Agent of the Company.

Shareholding pattern

	Category	As on 31.03.2008		As on 31.03.2007	
		No. of shares	%	No. of shares	%
A	Holdings of the Promoter Group				
	AAA Project Ventures Private Limited	8,34,98,937	35.30	6,39,66,604	27.99
	Reliance Innoventures Private Limited	8,64,675	0.37	8,64,675	0.38
	Reliance Capital Limited	1,653	0.00	1,32,32,086	5.79
	Promoter Director and his relatives	6,63,378	0.28	6,63,378	0.29
	Sub-total	**8,50,28,643**	**35.95**	**7,87,26,743**	**34.45**
B	Non-promoters holdings				
	1. Institutional investors				
	a. Mutual Funds and Unit Trust of India	1,19,24,356	5.04	1,50,23,681	6.57
	b. Banks, Financial Institutions, Insurance Companies, Governments	4,30,57,887	18.20	5,08,53,444	22.25
	c. Foreign Institutional Investors	4,38,58,727	18.55	4,63,91,612	20.30
	Sub-total	**9,88,40,970**	**41.79**	**11,22,68,737**	**49.12**
	2. Others				
	a. Private Corporate Bodies	1,56,52,015	6.62	40,74,657	1.78
	b. Indian Public/Others	2,94,76,490	12.46	2,67,27,855	11.70
	c. Non Resident Indians/Overseas Corporate Bodies	14,48,686	0.61	13,67,647	0.60
	d. The Bank of New York (for GDRs)	60,83,458	2.57	53,64,669	2.35
	Sub-total	5,26,60,649	22.26	3,75,34,828	16.42
	Grand total	23,65,30,262	100.00	22,85,30,308	100.00

Investor Information

Notes:

1. During the period October 15, 2007 to February 4, 2008, the Company allotted 79,99,954 equity shares upon conversion of Zero Coupon Foreign Currency Convertible Bonds. As a result, the subscribed and paid-up capital of the Company as on March 31, 2008 rose to 23,65,30,262 equity shares.

2. On January 20, 2008, the Company made an allotment of 4,30,00,000 warrants at Rs.1,822.08 each to the Promoters on a preferential allotment basis. The warrant holders are entitled to apply for and be allotted one equity share of Rs.10 each at a premium of Rs. 1,812.08 per share against each warrant at any time on or before July 19, 2009. The equity shares to be allotted on exercise of conversion option by the warrant holders will be locked-in for a period of three years from the date of allotment of warrants i.e. January 19, 2011.

Group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969).

The following persons constitute the Group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise, control, directly or indirectly, over the Company [Section 2(ef)].

Shri Anil Dhirubhai Ambani
Smt. Tina A Ambani
Smt. Kokila D Ambani
Master Jai Anmol Ambani
Master Jai Anshul Ambani
AAA Business Machines Private Limited
AAA Communication Private Limited
AAA Enterprises Private Limited
AAA Entertainment Private Limited
AAA Global Ventures Private Limited
AAA Industries Private Limited
AAA Infrastructure Consulting and Engineers Private Limited
AAA International Capital Private Limited
AAA Power Systems (Global) Private Limited
AAA Pivotal Enterprises Private Limited
AAA Project Ventures Private Limited
AAA & Sons Private Limited
ADA Enterprises and Ventures Private Limited
ADAE Global Private Limited
Adlabs Films Limited
Ambani Industries Private Limited
Ambani International Private Limited
Batiste Unlimited
Hansdhwani Trading Company Private Limited

Top 10 shareholders

Sr. No.	Names of shareholder(s)	No. of Shares	% to total Capital
1.	AAA Project Ventures Private Limited	8,34,98,937	35.30
2.	Life Insurance Corporation Of India	2,65,72,677	11.23
3.	Morgan Stanley Mauritius Company Limited	1,23,00,954	5.20
4.	Reliance Capital Trustee Co Ltd	67,35,074	2.85
5.	The Bank Of New York	60,83,458	2.57
6.	The New India Assurance Company Limited	48,48,113	2.05
7.	Citigroup Global Markets Mauritius Private Limited	35,79,338	1.51
8.	Ixis Corporate And Investment Bank	33,66,000	1.42
9.	The Oriental Insurance Company Limited	33,62,475	1.42
10.	Merrill Lynch Capital Markets Espana S.A. S.V.	32,28,836	1.37

Hui Investments Unlimited
Ikosel Investments Limited
K D Ambani Trust
Millsfield Enterprises Limited
Radium Unlimited
Reliance Limited
Reliance Anil Dhirubhai Ambani Group (UK) Private Limited
Reliance Anil Dhirubhai Ambani Investments (UK) Limited
Reliance Big Private Limited
Reliance Capital Limited
Reliance Communications Limited
Reliance Communications Infrastructure Limited
Reliance Enterprises and Ventures Private Limited
Reliance General Insurance Company Limited
Reliance India Private Limited
Reliance Infratel Limited
Reliance Innoventures Private Limited
Reliance Land Private Limited
Reliance Natural Resources Limited
Reliance Net Limited
Reliance Power Limited
Reliance Telecom Limited
Serbus Asia Pte Limited
Sonata Investments Limited
Tareson Company Limited

The above disclosure has been made, *inter alia*, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Distribution of shareholding

Number of shares	Number of Shareholders as on 31.03.2008		Total shares as on 31.03.2008		Number of Shareholders as on 31.03.2007		Total shares as on 31.03.2007	
	Number	%	Number	%	Holders	%	Shares	%
1 - 500	15,90,342	99.63	2,36,31,732	9.99	15,71,396	99.66	2,17,13,875	9.50
501 - 5,000	5,266	0.33	64,40,788	2.72	4,822	0.31	57,13,360	2.50
5,001 - 1,00,000	485	0.03	1,05,88,480	4.48	412	0.03	91,86,323	4.02
1,00,001 and above	133	0.01	19,58,69,262	82.81	128	0.01	19,19,16,750	83.98
TOTAL	15,96,226	100.00	23,65,30,262	100.00	15,76,758	100.00	22,85,30,308	100.00

Investor Information

Investors' grievances attended

Received from	Received during		Redressed during April to March		Pending as on	
	2007-08	2006-07	2007-08	2006-07	31.3.2008	31.3.2007
Securities and Exchange Board of India	40	30	40	30	0	0
Stock Exchanges	14	30	14	30	0	0
NSDL/CDSL	6	1	6	1	0	0
Direct from investors	825	211	825	211	0	0
Total	**885**	**272**	**885**	**272**	**0**	**0**

Analysis of grievances

	Numbers		%	
	2007-08	2006-07	2007-08	2006-07
Non-receipt of dividend warrants	650	151	73	56
Non-receipt of share certificates	132	65	15	24
Non-credit of shares	7	36	1	13
Non-receipt of fractional warrant	3	0	0	0
Others	93	20	11	7
Total	**885**	**272**	**100**	**100**

Notes :

1. Investors queries / grievances are normally attended within a period of 3 days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned.
2. The shareholder base increased from 1.24 lakh consequent upon the amalgamation of Reliance Energy Ventures Limited on August 7, 2006. The grievances of 2007-08 relate to the enlarged current shareholder base of nearly 16 lakhs.
3. The queries and grievances received during 2007-08 correspond to 0.05 per cent of the number of members.

Shareholder Satisfaction Survey

The Company constantly endeavors to extend the best of facilities and services to shareholders and intends to further improve the services standards. In response to the Shareholder Satisfaction Survey feedback forms mailed to our shareholders in 2007, the Company received response from shareholders, results of which are summarised hereunder:

Satisfaction level of services in following areas received	% of total responses received				
	Excellent	Good	Needs improvement	Invalid	Total
1. Response to queries/complaints	56	32	9	3	100
2. Your overall rating of our investor service	58	34	6	2	100
3. Presentation of information on company website	59	30	5	6	100
4. Quality & Contents of Annual Report 2006-07	61	29	8	2	100

Legal Proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however, not material in nature.

Dematerialization of shares

The Company was among the first few companies to admit its shares to the depository system of National Securities Depository Limited (NSDL) for dematerialization of shares. The International Securities Identification Number (ISIN) allotted to the Company is INE036A01016. The company was the first to admit its shares and go 'live' on to the depository system of Central Depository Services (India) Limited (CDSL) for dematerialization of shares. The equity shares of the Company are compulsorily traded in dematerialized form as mandated by the Securities and Exchange Board of India (SEBI).

Status of dematerialization of shares as of 31.03.2008

Electronic holdings			Physical holdings			Total		
No. of beneficial Owners	No. of Shares	%	No. of Folios	No. of Shares	%	No. of Shareholders	No. of Shares	%
7,95,507	22,93,24,168	96.95	8,00,719	72,06,094	3.05	15,96,226	23,65,30,262	100.00

Equity history

Details of issue of equity shares in the last one decade:

Dates	Particulars of issue / forfeiture	No. of shares	Total No. of shares
1.4.1998	Outstanding Equity Shares		13,77,24,516
29.01.1999	Allotment of equity shares from 15% FCDs which was kept under abeyance *	+ 300	13,77,24,816
29.01.1999	Annulment of forfeiture	+ 850	13,77,25,666
28.07.2003	Allotment of equity shares on conversion of 0.5% FCCBs **	+ 49,336	13,77,75,002
07.10.2003	Allotment of equity shares on conversion of 0.5% FCCBs **	+ 49,336	13,78,24,338
07.11.2003	Allotment of equity shares on conversion of 0.5% FCCBs**	+ 1,50,00,399	15,28,24,677
24.02.2004	Allotment of equity shares on conversion of 0.5% FCCBs **	+ 51,00,036	15,79,24,713
23.03.2004	Allotment of shares under preferential issue#	+ 1,35,80,000	17,15,04,713
24.03.2004	Allotment of shares under preferential issue#	+ 36,50,000	17,51,54,713
02.04.2004	Allotment of shares under preferential issue#	+ 91,95,622	18,43,50,335
30.04.2004	Allotment of equity shares on conversion of 0.5% FCCBs**	+ 9,99,009	18,53,49,344
29.07.2004	Allotment of equity shares on conversion of 0.5% FCCBs**	+ 1,97,346	18,55,46,690
13.12.2004	Annulment and re-issue of forfeited shares	+ 25,909	18,55,72,599
13.12.2004	Allotment of equity shares from 15% FCDs which was kept under abeyance *	+ 200	18,55,72,799
02.05.2005	Allotment of equity shares against conversion of warrants+	+ 97,50,000	19,53,22,799
21.07.2005	Allotment of shares under preferential issue##	+ 41,84,000	19,95,06,799
05.08.2005	Allotment of equity shares against conversion of warrants+	+ 1,11,228	19,96,18,027
19.08.2005	Allotment of equity shares on conversion of 0.5% FCCBs**	+ 22,86,224	20,19,04,251
31.03.2006	Allotment of equity shares on conversion of warrants++	+ 1,04,16,000	21,23,20,251
07.08.2006	Allotment of shares to shareholders of Reliance Energy Ventures Limited (REVL) pursuant to the scheme of amalgamation between RInfra and REVL	+ 9,17,34,781	30,40,55,032
07.08.2006	Shares held by REVL in the company extinguished pursuant to the scheme of amalgamation between RInfra and REVL in the ratio of 15 shares of RInfra for 200 shares of REVL	- 9,09,24,724	21,31,30,308
30.01.2007	Allotment of shares on conversion of warrants++	+ 1,54,00,000	22,85,30,308
15.10.2007	Allotment of shares on conversion of FCCBs+++	+ 5,59,139	22,90,89,447
05.11.2007	Allotment of shares on conversion of FCCBs+++	+ 39,48,900	23,30,38,347
19.11.2007	Allotment of shares on conversion of FCCBs+++	+ 10,71,553	23,41,09,900
26.11.2007	Allotment of shares on conversion of FCCBs+++	+ 5,85,423	23,46,95,323
01.12.2007	Allotment of shares on conversion of FCCBs+++	+ 4,61,870	23,51,57,193
11.12.2007	Allotment of shares on conversion of FCCBs+++	+ 7,07,856	23,58,65,049
15.12.2007	Allotment of shares on conversion of FCCBs+++	+ 3,87,512	23,62,52,561
31.12.2007	Allotment of shares on conversion of FCCBs+++	+ 2,50,295	23,65,02,856
22.01.2008	Allotment of shares on conversion of FCCBs+++	+ 449	23,65,03,305
04.02.2008	Allotment of shares on conversion of FCCBs+++	+ 26,957	23,65,30,262

Notes:

* Allotment of these shares was kept in abeyance to meet contingencies arising out of shares held by notified persons, pending court cases, etc. and the allotments were made upon orders passed by courts/with the approval of stock exchanges.

** Equity Shares were allotted on conversion of 0.5 per cent Foreign Currency Convertible Bonds (FCCBs). FCCBs were converted into Equity Shares at a pre-determined price of Rs 245 from 25th September, 2002 to 25th September, 2007 at pre-determined exchange rate of US$ 1=Rs 48.35. The entire outstanding 0.5 per cent FCCBs were converted into equity shares during the year 2005-06.

\# Issued at Rs 640 per share.

\## Issued at Rs 573 per share.

\+ Warrants converted into Equity Shares at a price of Rs 640 per share.

++ Warrants converted into Equity Shares at a price of Rs 573 per share

+++ The Company made an issue of US$ 17,80,58,000 Zero Coupon Foreign Currency Convertible Bonds which were due on March 29, 2009. Each Bondholder had a right to convert bonds at any time after April 23, 2004 and up to February 24, 2009 in to equity shares or GDRs, represented by equity shares at a pre-determined price of Rs 1,006.92 at a predetermined currency exchange rate of US$ 1 = Rs 45.24.The GDRs issued upon conversion of these bonds and pursuant to deposit agreement were fungible with the existing GDRs. These bonds were fully converted into equity shares.

On January 20, 2008, the Company allotted 4,30,00,000 warrants to AAA Project Ventures Private Limited, convertible into equity shares at a price of Rs 1,822.08 (including a premium of Rs 1,812.08) per share, convertible into shares any time up to July 19, 2009 and will be subject to lock in up to January 19, 2011.

Investor Information

Stock Exchange listings

The Company is an actively traded scrip on the bourses and is included in 'A' group of scrips on the Bombay Stock Exchange Limited.

A. Stock Exchanges on which the shares are listed

1. National Stock Exchange of India Limited (NSE)
   Exchange Plaza, Bandra-Kurla Complex
   Bandra (East), Mumbai 400 051
   Telephone : + 91 22 2659 8235/8236/2659 8100-8114/2659 8452
   Fax : + 91 22 2659 8237/38
   e-mail : cmlist@nse.co.in
   Website : www.nseindia.com
2. Bombay Stock Exchange Limited (BSE)
   1st Floor, New Trading Ring
   Rotunda Building, P J Towers
   Dalal Street, Fort, Mumbai 400 001
   Telephone : + 91 22 2272 1233 / 34
   Fax : + 91 22 2272 2037/39/41/61
   e-mail : corp.relations@bseindia.com
   Website : www.bseindia.com

B. Stock Exchange on which the GDRs are listed

The London Stock Exchange (LSE)
10, Paternoster Square, London EC4M 7 LS
United Kingdom
Telephone : 0044-020-7797 1000
Fax : 0044-020-7334 8954
e-mail : irinfo@londonstockexchange.com
Website : www.londonstockexchange.com

The listing fees payable to BSE and NSE for 2008-09 and to LSE for 2007-08 have been paid in full by the company.

C. Depositary for GDR holders

The Bank of New York
Express Towers, 13th Floor
Nariman Point, Mumbai 400 021
Telephone: +91 22 2202 2936
Fax: + 91 22 2204 4942
The Bank of New York
101, Barclay Street, 22nd Floor,
West New York, NY 10286
Telephone: (212) 815 3882
Fax: (212) 571 3050

Custodian

ICICI Bank Limited
Securities Mkt Services
Empire Complex
F7/E7 1st Floor
417 S B Marg
Lower Parel
Mumbai 400 013
Tel: +91 22 6667 2026
Fax:+91 22 6667 2740

Stock Codes

	Physical	Electronic
Bombay Stock Exchange	390	500390
National Stock Exchange	REL	REL
London Stock Exchange	Not Applicable	REYD
Reuters Code	RLEN.BO	RLEN.BO
International Securities Identification Number (ISIN) for the company's shares in dematerialized form	Not Applicable	INE036A01016

Note: The Company made an issue of US$ 17,80,58,000 Zero Coupon Foreign Currency Convertible Bonds due on March 29, 2009 which were listed on Singapore Stock Exchange. These bonds have been fully converted into equity shares. Hence the company ceased to be listed on the Singapore Stock Exchange from January 30, 2008.

GDRs

GDRs of the Company are traded on the electronic screen based quotation system, the SEAQ (Securities Exchange Automated Quotation) International, on the portal system of the NASDAQ of U.S.A. and also over the counter at London, New York and Hong Kong.

Outstanding GDRs / warrants

Outstanding GDRs as on March 31, 2008 represent 60,83,458 equity shares constituting 2.57 per cent of the paid-up equity share capital of the Company. The Company had on January 20, 2008 allotted 4,30,00,000 warrants of Rs. 1,822.08 (including a premium of Rs 1,812.08) each on preferential basis to one of the promoter companies, AAA Project Ventures Private Limited. The warrants are convertible into equity shares of Rs.10 each at a premium of Rs 1,812.08 per equity share on or before July 19, 2009. As of March 31, 2008 the entire warrants are outstanding.

Buy-back of Equity Shares of the Company

The Board at its meeting held on March 5, 2008, approved buy-back of its fully paid up equity shares of Rs 10 each at a price not exceeding Rs 1,600 per share, up to an aggregate amount of Rs 800.06 crore, representing the limit of 10 per cent of the total paid up equity share capital and free reserves of the Company. The buy-back is being made out of the free reserves and / or the securities premium account of the Company by open market purchases through Stock Exchanges in India, as per the provisions contained in the SEBI (Buy-Back of Securities) Regulations, 1998. The buy-back offer is open from March 25, 2008 to March 4, 2009.

The cumulative number of equity shares bought-back from March 25, 2008 till April 28, 2008 is 24,38,551 equity shares against a total consideration of Rs 307.68 crore, at an average price of Rs 1,261.73 per share.

The members of the Company have on April 17, 2008 approved the proposal enabling the Company to buy-back equity shares collectively up to an amount not exceeding 25% of the paid-up equity share capital and free reserves (including securities premium) of the Company aggregating Rs 2000.14 crore.

An Index Scrip : Equity shares of the Company are included in almost all indices i.e. BSE-30, BSE-100, BSE National, BSE-200, BSE-500, BSE-Dollar, S&P CNX Nifty Index, S&P CNX Power, ET Index, FTSE All-World Index.

Stock Price and Volume

Monthly high and low quotations as also the volume of shares traded on Bombay and National Stock Exchanges with monthly high and low quotations of GDRs

	BSE			NSE			GDRs	
2007-08	Highest Rs.	Lowest Rs.	Volume Nos.	Highest Rs.	Lowest Rs.	Volume Nos.	Highest US $	Lowest US$
April	535.00	474.40	2,575,784	535.00	471.10	9,940,829	38.47	32.85
May	585.00	502.25	20,733,906	585.00	503.25	19,214,753	42.14	37.05
June	617.45	508.10	5,561,850	618.00	505.00	16,854,281	45.19	37.97
July	817.00	589.00	27,059,693	874.90	562.00	65,914,836	59.55	43.97
August	798.00	669.00	20,017,265	797.00	668.10	54,159,095	57.96	50.52
September	1,220.00	773.70	27,797,725	1,222.50	772.00	76,350,043	90.76	60.27
October	1,959.00	1,235.25	65,715,628	1,959.00	1,220.00	164,379,451	144.90	100.73
November	2,000.00	1,547.00	28,332,679	2,149.00	1,542.35	85,481,096	146.53	125.46
December	2,229.00	1,770.00	17,240,097	2,219.40	1,767.20	53,974,108	164.24	136.94
January	2,631.70	1,225.00	26,985,355	2,641.00	1,210.05	86,386,544	197.38	125.26
February	2,149.00	1,470.00	24,930,376	2,149.00	1,394.10	61,655,154	156.15	115.66
March	1578.90	1101.10	26,369,515	1579.00	1100.20	47,110,168	111.8	85.73

Issue Price per GDR US$ 14.40.Each GDR represents 3 Equity Shares.1US$ = Rs.40.12 as on March 31,2008

Comparative price charts


Rel Infra Share Price versus NSE S&P CNX Nifty
S & P CNX Nifty
Months
Rel Infra
Nifty


Rel Infra Share Price versus BSE Sensex
BSE Sensex
Months
Sensex
Rel Infra

Depository services

For guidance on depository services, shareholders may write to the RTA of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Telephone : +91 22 24972964-70, Fax: +91 22 24972993/24976351, e-mail : info@nsdl.co.in, website: www.nsdl.co.in or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400 023. Telephone: +91 22 2272 3333 Fax: +91 22 2272 3199/2072, website: www.cdslindia.com e-mail: investors@cdslindia.com

Communication to members

The quarterly financial results of the Company are normally announced within a month of the end of the respective quarter. The Company's media releases and details of significant developments are also made available on the website. These are published in leading newspapers, in addition to hosting them on the Company's website: www.rinfra.com.

Policy on insider trading

The Company has formulated a code of conduct for prevention of insider trading (RInfra Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended on February 20, 2002. The Board has appointed Shri Ramesh Shenoy, Company Secretary, as the Compliance Officer under the RINFRA code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the code of conduct under the overall supervision of the Board. The RInfra code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider or by any other company, while in possession of unpublished price sensitive information in relation to the Company during certain prohibited periods. The RInfra code is available on the Company's website.

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide circular No.D&CC/ FITTC/CIR-16/2002 dated December 31, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital. In compliance with this requirement, the Company has submitted a certificate, duly certified by a qualified Chartered Accountant, to the stock exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the certificate is also placed before the Board of Directors of the Company.

ISO 2000 certification: The investor service activities of the Company have been certified with ISO 2000 accreditation by the Bureau Veritas Quality International.

Key Financial Reporting Dates for the year 2008-09

Unaudited results for the first quarter ending June 30, 2008	On or before July 31, 2008
Unaudited results for the second quarter / half year ending September 30, 2008	On or before October 31, 2008
Unaudited results for the third quarter ended December 31, 2008	On or before January 31, 2009
Audited results for the financial year 2008-09	On or before June 30, 2009

Queries relating to financial statements of the company may be addressed to :	Investors' correspondence may be addressed to the compliance officer :
Shri Madhukar Moolwaney Sr Executive Vice-President (Accounts & Finance) Reliance Infrastructure Limited Reliance Energy Centre Santa Cruz (East) Mumbai 400 055 Telephone: +91 22 3009 9430 Fax: +91 22 3009 9741 Madhukar.Moolwaney@ relianceada.com	Shri Ramesh Shenoy Sr Vice President and Company Secretary Reliance Infrastructure Limited Reliance Energy Centre Santa Cruz (East) Mumbai 400 055 Telephone: +91 22 3009 9311 Fax: +91 22 3009 9763 Ramesh.Shenoy@ relianceada.com

Power Stations

Dahanu Power Plant	Samalkot Power Plant	Goa Power Plant	Wind Farm
BSES Nagar, Dahanu Road 401 602 Thane District Maharashtra	Industrial Devp. Area, Pedapuram Samalkot 533 440 Andhra Pradesh	Opp. Sancoale Industrial Estate Zuarinagar 403 726 Sancoale Mormugao, Goa	Near Aimangala 577 558 Chitradurga District Karnataka

Glossary

ABT	Availability Based Tariff
AMR	Automated Remote Metering
APCPDCL	Andhra Pradesh Central Power Distribution Company Limited
APDRP	Accelerated Power Development and Reform Programme
APFC	Automatic power factor correction
APPCB	Andhra Pradesh Pollution Control Board
ARR	Annual Revenue Requirement
APU	Air Processing Unit
AT&C	Losses Aggregate Technical & Commercial losses
ATE	Appellate Tribunal for Electricity
Bank Rate	The rate of interest fixed by Reserve Bank of India for inter banking lending
BOOT	Build-Own-Operate-Transfer basis
BPL	Below poverty line
BRPL	BSES Rajdhani Power Limited
BST	Bulk Supply Tariff
BTG	Boiler Turbine Generator
BVQI	Bureau Veritas Quality International
BYPL	BSES Yamuna Power Limited
CBM	Coal bed methane
CCPS	Combined Cycle Power Station
CDSL	Central Depository Services (India) Limited
CEA	Central Electricity Authority
CERC	Central Electricity Regulatory Commission
CFL	Compact fluorescent light
CGRF	Consumer Grievance Redressal Forum
CHD	Consumer Help Desk
CII	Confederation of Indian Industry
Ckt	Circuit
CPU	Council of Power Utilities
Crore	10,000,000
CRZ	Coastal regulation zone
CSD	Consumer Security Deposit
CSR	Corporate social responsibility
CCCs	Customer Care Centres
CTC	Cost to the Company
DPCL	Delhi Power Company Limited
DERC	Delhi Electricity Regulatory Commission
DMS	Distribution management system
DNV	Det Norske Veritas
DP	Depository Participant
DRUM	Distribution Reforms upgrades and Management
DT	Distribution Transformer
DTC	Delhi Transco Limited
DTEPA	Dahanu Taluka Environment Protection Authority
DTPS	Dahanu Thermal Power Station
DTTC	Dahanu Technical Training Centre
DVC	Damodar Valley Corporation
EBIDTA	Earnings before Interest, Depreciation, Tax and Appropriation
ECS	Electronic Clearing Service
EDMS	Electronic Document Management Systems
ELC	Electrostatic Liquid Cleaning
EHV	Extra High Voltage
EOT	Electrically operated crane
EPC	Engineering, Procurement, Construction
EQ	Emotional Quotient
ESG/SAP	Employee Services Group / Systems, Applications & Products in Data Processing (EPC)
ESS	Employee Self Service
FCCB	Foreign Currency Convertible Bonds
FGD	Flue Gas Desulphurisation Plant
FIIs	Foreign Institutional Investors
FPI	Fault passage indicator
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
GDR	Global Depositary Receipt
GI	Gas Insulated
GIS	Geographical information systems
GPA	Gross Per Annum
Grid AMR	Grid automatic meter reading
GSM	Global system for mobile communication
GRIDCO	Grid Corporation of Orissa Limited
GWhr	Giga Watt Hours (million kilowatt hours)
HPBFP	High Pressure Boiler Feed Pump
HPGCL	Haryana Power Generation Company Limited
HR	Human Resource
HT	High tension
HVDS	High voltage distribution system
HVPNL	Haryana Vidyut Prasaran Nigam Limited
IAC	Instrument Air Compressor
IPP	Independent Power Producers
IQ	Intelligence Quotient
ISMS	Information Security Management System
ISP	Internet service provider
ISU/CCS	Industry solution utility - customer care solution
IVRS	Interactive voice response system
Kcal	Kilo calories
KM	Kilometers
KV	Kilovolt
KVA	Kilovolt ampere
KW	Kilowatt (==1,000 watts)
KWH	A Kilowatt hour
Lakh	100,000
LSE	London stock exchange
LPSC	Late payment surcharge
LT	Low tension
LVD	Large video display
LVDS	Low voltage distribution system
MCA	Model Concession Agreement
MCB	Miniature circuit breakers
MEDA	Maharashtra Energy Development Agency
MERC	Maharashtra Electricity Regulatory Commission
MMRDA	Mumbai Metropolitan Region Development Authority
MMSCMD	Metric Million Standard Cubic Meters per day
MoEF	Ministry of Environment & Forests
MPCB	Maharashtra Pollution Control Board
MRTS	Mass Road Transit System
MSEDCL	Maharashtra State Electricity Distribution Company Limited
MU	Millions Units
MVA	A megavolt ampere
MVAR	Mega Volt Ampere Reactive
MYT	Multi Year Tariff
MW	A megawatt
NDMC	New Delhi Municipal Corporation
NDT	Non destructive testing
NELP	New exploration licensing policy
NHAI	National Highways Authority of India
NRI	Non-resident Indian
NSDL	National Securities Depository Limited
OHSAS	Occupational Health and Safety Assessment Series
OPC	Ordinary Portland Cement
PAT	Profit after Tax
PCC	Plain Cement Concrete
PGCIL	Power Grid Corporation of India Limited
PLA	Plant Load Availability
PLF	Plant Load Factor
PMS	Performance Management System
PPA	Power Purchase Agreement
PPC	Puzzolana Portland Cement
PPP	Public Private Partnership
PPPAC	Public Private Partnership Appraisal Committee
PSEB	Punjab State Electricity Board
RGGVY	Scheme Rajeev Gandhi Gram Vidhyotikaran Yojna
REMI	Reliance Energy Management Institute
RST	Retail Supply Tariff
RTA	Registrar and Transfer Agent
RTC	Rail Transportation Clearance
SCADA	Supervisory Control and Data Acquisition System
SAC	Service Air Compressor
SE	Stock exchange
SEB	State electricity board
SEBI	Securities and Exchange Board of India
SEC	Shanghai Electric Corporation
SEEPZ	Santa Cruz Electronics Export Processing Zone
SERC	State Electricity Regulatory Commission
SEZ	Special economic zone
SMILE	Self Management, Innovation, Leadership, Elegance
SMS	Short Message Service
SQ	Spiritual Quotient
STG	Steam turbine generator
TERI	The Energy and Resources Institute
Tonnes	Metric Tonnes
UMPPs	Ultra mega power projects
Unit	One kwh; that is, the energy contained in a current of one thousand amperes flowing under an electromotive force of one volt during one hour
UPERC	Uttar Pradesh Electricity Regulatory Commission
UPPCL	Uttar Pradesh Power Corporation Limited
UPRE	Uttar Pradesh Rural Electrification
USAID	United States Agency for International Development
V	Volts
VFD	Variable Frequency Drive
VGF	Viability Gap Funding
VTTC	Versova Technical Training Institute
WREB	Western Regional Electricity Board

Auditors' Report on Abridged Financial Statements of Reliance Energy Limited

To the Members of Reliance Energy Limited

We have examined the attached abridged Balance Sheet of Reliance Energy Limited ('the Company') as at March 31, 2008 and the related abridged Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date, together with the notes thereon.

These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the financial statements of the Company for the year ended March 31, 2008 prepared in accordance with Schedule VI of the Companies Act, 1956 and is covered by our report of even date to the members of the Company which report is attached herewith.

For Price Waterhouse
Chartered Accountants
Partha Ghosh
Partner
Membership No. 55913
Date: April 28, 2008
Place: Mumbai

For Chaturvedi & Shah
Chartered Accountants
C D Lala
Partner
Membership No. 35671
Date: April 28, 2008
Place: Mumbai

Auditors' Report

To the Members of Reliance Energy Limited

1. We have audited the attached Balance Sheet of Reliance Energy Limited ('the Company') as at March 31, 2008 and the related Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order, 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, 1956 (the 'Act') and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Act;

   (e) On the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the director of the Company is disqualified as on March 31, 2008 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give in the prescribed manner, the information required by the Act and also give, a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2008;

      (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Price Waterhouse
Chartered Accountants
Partha Ghosh
Partner
Membership No. 55913
Date: April 28, 2008
Place: Mumbai

For Chaturvedi & Shah
Chartered Accountants
C D Lala
Partner
Membership No. 35671
Date: April 28, 2008
Place: Mumbai

Annexure referred to in Paragraph 3 of Auditors' Report of even date to the Members of Reliance Energy Limited on the Financial Statements for the year ended March 31, 2008

1. The Company has maintained proper records to show full particulars, including quantitative details and situation, of its fixed assets. We have been informed that the fixed assets of the Company are physically verified by the Management according to a phased program designed to cover all the items over a period of three years, which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, physical verification was carried out during the year and no material discrepancies were noticed. However, we are informed that distribution system being underground is not physically verifiable.
2. During the year, a substantial part of fixed assets have not been disposed off by the Company.
3. The inventory of the Company has been physically verified by the management during the year. Confirmations have been obtained with respect to inventories lying with third parties.
4. In our opinion, the procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.
5. The Company has maintained proper records of inventory and the discrepancies between the physical inventory and the book inventory noticed on physical verification as mentioned in paragraph 4 above are not material.
6. (a) The Company has granted unsecured loan to two companies covered in the register maintained under Section 301 of the Act. The maximum amount involved during the year and the year-end balance of such loan is Rs 62.08 crore and Rs 45.14 crore respectively.
   (b) In our opinion, the rate of interest and other terms and conditions of such loan are not prima facie prejudicial to the interest of the Company.
   (c) In respect of the aforesaid loan, the party is repaying the principal amount as stipulated and is also regular in payment of interest, where applicable.
   (d) In respect of the aforesaid loan, there is no overdue amount more than Rupees one lakh.
7. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Act.
8. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchase of inventory and fixed assets and for the sale of energy/goods and services. Further, on the basis of our examination of the books and records of the Company, and according to the information and explanations given to us, we have neither come across nor have we been informed of any continuing failure to correct major weaknesses in the aforesaid internal control system.
9. According to the information and explanations given to us, there are no contracts or arrangements referred to in Section 301 of the Act that need to be entered in the register required to be maintained under that Section.
10. The Company has not accepted any deposits from the public within the meaning of Section 58A and 58AA of the Act and the rules framed there under.
11. In our opinion, the Company's present internal audit system is commensurate with its size and nature of its business.
12. On the basis of records produced to us, we are of the opinion that, prima facie, the cost records prescribed by the Central Government of India under Section 209(1)(d) of the Act have been maintained. However, we are not required to and have not carried out any detailed examination of such accounts and records.
13. According to the information and explanations given to us and books and records as produced and examined by us in accordance with generally accepted auditing practices in India and also based on Management representations, undisputed statutory dues in respect of Provident Fund, Employees' State Insurance dues, Investor Education and Protection Fund, Income-tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty and Cess and other material statutory dues have generally been regularly deposited, by the Company during the year with the appropriate authorities in India.
14. As at March 31, 2008, there have been no disputed dues which have not been deposited with the respective authorities in respect of Income-tax, Wealth Tax, Excise Duty, Service Tax and Cess, except disputed sales tax dues of Rs 8.32 crore (under Orissa Sales Tax Act, 1947) pending before the High Court of Orissa, and Works Contract Tax Rs 0.05 crore pending before deputy commissioner, Delhi.
15. The Company has neither accumulated losses as at March 31, 2008, nor it has incurred any cash losses either during the financial year ended on that date or in the immediately preceding financial year.
16. According to the records of the Company examined by us and the information and explanations given to us, the Company has not defaulted in repayment of dues to any financial institution or bank or debenture holders as at the balance sheet date.
17. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
18. In our opinion, considering the nature of activities carried on by the Company during the year, the provisions of any special statute applicable to chit fund / nidhi / mutual benefit fund / societies are not applicable to it.
19. In our opinion, the Company is not a dealer or trader in shares, securities, debentures and other investments.
20. In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantee given by the Company, for loans taken by others from banks or financial institutions during the year, are not prejudicial to the interest of the Company.
21. On the basis of review of utilisation of funds pertaining to term loans on overall basis and related information as made available to us, the term loans taken by the Company have been applied for the purpose for which they are obtained except External Commercial Borrowings of Rs 262.08 crore which, as explained, pending utilisation are invested in bonds.
22. On the basis of an overall examination of the balance sheet of the Company, in our opinion and according to the information and explanations given to us, there are no funds raised on a short term basis which have been used for long term investment.
23. The Company has not made any preferential allotment of shares to parties and companies listed in the register maintained under section 301 of the Act during the year.
24. The Company has created necessary securities in respect of debentures issued and outstanding at the year-end.
25. The Company has not raised any money by public issue during the year.
26. During the course of examination of the books of account and records of the Company, carried out in accordance with the generally accepted auditing practices in India, and according to the information and explanations given to us, we have not come across any fraud on or by the Company, noticed or reported during the year, nor have we been informed of such case by the Management except in case of theft of electricity reported by the vigilance department of the Company, the amount for which is not ascertainable.

For Price Waterhouse	For Chaturvedi & Shah
Chartered Accountants	Chartered Accountants
Partha Ghosh	**C D Lala**
Partner	Partner
Membership No. 55913	Membership No. 35671
Date: April 28, 2008	Date: April 28, 2008
Place: Mumbai	Place: Mumbai

Abridged Balance Sheet of Reliance Energy Limited as at March 31, 2008

Statement containing salient features of Balance Sheet Accounts as per Section 219(1)(b)(iv) of the Companies Act, 1956)

	As at March 31, 2008 Rs Crore	As at March 31, 2008 Rs Crore	As at March 31, 2007 Rs Crore	As at March 31, 2007 Rs Crore
I. Sources of Funds				
(1) Shareholders' Funds				
(a) Share Capital				
(i) Equity	235.62		228.57	
(ii) Equity Warrants	783.49	1,019.11	-	228.57
(b) Reserves and Surplus				
(i) Capital Reserves	215.70		190.92	
(ii) Securities Premium Account	5,974.55		5,298.75	
(iii) Revaluation Reserve	643.69		697.93	
(iv) Statutory Reserves	123.14		109.82	
(v) Debenture Redemption Reserve	136.16		106.93	
(vi) Conversion Reserve	563.45		-	
(vii) General Reserve	2,066.37		2,106.01	
(viii) Other Reserves	241.03		241.03	
(ix) Profit and Loss Account	703.76	10,667.85	359.28	9,110.67
(2) Loan Funds				
(a) Non Convertible Debentures	625.00		625.00	
(b) Secured Loans	500.00		810.00	
(c) Unsecured Loans	3,863.88	4,988.88	4,423.32	5,858.32
(3) Deferred Tax Liability (net)		248.51		231.29
(4) Service Line Deposits from Consumers		20.16		24.64
		16,944.51		15,453.49
II. Application of Funds				
(1) Fixed Assets				
(a) Net Block	3,067.58		2,815.87	
(b) Capital Work-in-Progress	568.92	3636.50	288.49	3,104.36
(2) Investments				
(a) Government securities [Market Value Rs 32.54 crore (Rs 32.56 crore)]	34.72		34.72	
(b) Investment in subsidiary companies				
(i) Quoted	-		-	
(ii) Unquoted	1,243.79		158.08	
(c) Others				
(i) Quoted [Market Value Rs 33,954.17 crore (Rs 1,568.61 crore)]	3,292.72		1,534.63	
(ii) Unquoted	3,093.13	7664.36	784.45	2,511.88
(3) Current Assets, Loans and Advances				
(a) Current Assets				
(i) Inventories	300.29		292.69	
(ii) Sundry Debtors	1,351.41		1,209.88	
(iii) Cash and Bank Balances	87.65		2,175.92	
(iv) Other Current Assets	645.58		346.45	
(b) Loans and advances				
(i) To subsidiary companies	288.85		3,059.02	
(ii) To others	6,347.68		5,883.95	
	9,021.46		12,967.91	
Less: Current Liabilities and Provisions				
(a) Current Liabilities	2,599.38		2,400.04	
(b) Provisions	778.43		730.62	
	3,377.81		3,130.66	
Net Current Assets		5,643.65		9,837.25
		16,944.51		15,453.49

Refer Notes forming part of the Abridged Financial Statements

Compiled from the Audited Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Place : Mumbai
Date : April 28, 2008

For and on behalf of the Board

Anil D Ambani	Chairman
S C Gupta	Director (Operations)
Lalit Jalan	Whole-time Director
Gen V P Malik Dr Leena Srivastava S L Rao V R Galkar	Directors
Ramesh Shenoy	Company Secretary

Place : Mumbai
Date : April 28, 2008

Abridged Profit and Loss Account of Reliance Energy Limited for the Year ended March 31, 2008

Statement containing salient features of Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act, 1956)

	2007-08 Rs Crore	2007-08 Rs Crore	2006-07 Rs Crore
Income			
Earnings from sale of Electrical Energy		4,919.87	3,610.95
Income from EPC, Contracts and Elastimold Divisions		1,444.35	2,098.84
Dividend		9.76	12.77
Interest		515.81	599.98
Other Income		611.41	252.64
		7,501.20	6,575.18
Expenditure			
Cost of Electrical Energy purchased (net)		2,487.69	1,532.43
Cost of Fuel		1,015.52	921.27
Cost of Materials / Elastimold and Sub Contract Charges		1,194.70	1,840.74
Salaries, Wages and Other Employee Benefits	383.38		308.32
Less: Allocated to Repairs and other Relevant Revenue Accounts	29.29		23.18
		354.09	285.14
Managerial Remuneration		14.06	5.33
Auditors' Remuneration		1.18	0.93
Provisions for Doubtful Debts / Advances / Deposits		7.17	24.23
Other Expenses		743.39	602.36
Interest and Finance Charges		308.76	250.32
Depreciation	283.03		300.10
Less: Transferred from Revaluation Reserve	54.24		54.24
Less: Transferred from Service Line Contribution	5.85		5.80
		222.94	240.06
		6,349.50	5,702.81
Profit before Taxation and Adjustments		1,151.70	872.37
Provision for Taxation:			
Current Tax (including Fringe benefit tax and Wealth tax)		143.15	94.92
Deferred Tax (net)		17.22	27.15
Tax Adjustments for earlier years (net)		(93.30)	(51.15)
Profit after Tax and before Adjustments		1,084.63	801.45
Attributable Conversion Cost		563.45	-
Less: Withdrawn from General Reserve		563.45	-
		-	-
Profit after Tax and Adjustments		1,084.63	801.45
Balance of Profit brought over from previous year		359.28	275.93
		1,443.91	1,077.38
Less: Transfer to Contingencies Reserve (Statutory Reserve)		13.32	11.41
Amount available for Distribution and Appropriations		1,430.59	1,065.97
Appropriations			
Proposed Final Dividend on Equity Shares		147.73	121.12
Dividend on Equity Shares for previous year (Including Tax on Dividend)		-	(39.40)
Corporate Tax on dividends		25.11	20.58
Transfer to Debenture Redemption Reserve		53.99	4.39
Transfer to General Reserve		500.00	600.00
Balance carried to Balance Sheet		703.76	359.28
		1,430.59	1,065.97
		Rupees	Rupees
Earnings per Equity Share (Face Value of Rs 10 per share)			
Basic		46.85	37.20
Diluted		45.68	36.27

Refer Notes forming part of the Abridged Financial Statements
Compiled from the Audited Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Place : Mumbai
Date : April 28, 2008

For and on behalf of the Board

Anil D Ambani	Chairman
S C Gupta	Director (Operations)
Lalit Jalan	Whole-time Director
Gen V P Malik, **Dr Leena Srivastava**, **S L Rao**, **V R Galkar**	Directors
Ramesh Shenoy	Company Secretary

Place : Mumbai
Date : April 28, 2008

Notes to Abridged Financial Statements of Reliance Energy Limited

1. Significant Accounting Policies:

(a) *Basis of preparation of financial statements:*
The financial statements are prepared on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 and comply in all material aspects with the Accounting Standards issued by the Institute of Chartered Accountants of India notified under section 211(3C) of the Companies Act, 1956. Assets and Liabilities created under applicable electricity laws continue to be depicted under appropriate heads.

(b) *Revenue Recognition Policy:*

(i) Sale of Electricity:
Revenue from Power Supply is accounted for on the basis of billing to consumers and is inclusive of Fuel Adjustment Charges. Generally all consumers are billed on the basis of recording of consumption of Energy by installed meters. Where meters are stopped or are faulty, the billing is done based on past consumption for such period

(ii) EPC and Contracts Activity:
In respect of construction contracts, revenue is recognised on the percentage of completion method based on the stage of completion of a contract up to reporting date.
The stage of completion of a contract is determined on the basis of the proportion that progress billings raised up to the reporting date bear to the total contract value.
Profit is recognised when the outcome of the contract can be estimated reliably. Profit proportionate to value of work done is arrived at by deducting cost of work done plus cost estimated by the Management to complete the work from the agreed contract value, after deduction of contingency.
Contract in progress is valued at cost plus proportionate profit less anticipated loss.
In respect of Operation and Maintenance Contracts (OMS), profit proportionate to value of work done or the period elapsed as the case may be, is recognised.

(iii) Others:
Sales of Elastimold are recognised upon despatch to the customer.
Insurance and other claims are recognised as revenue on certainty of receipt on prudent basis.

(iv) Lease Transactions:

(a) For all assets leased up to March 31, 2001, lease rental income is recognised on the basis of the implicit rate of return in accordance with the Guidance Note issued by the Institute of Chartered Accountants of India. Income from Lease rentals includes lease equalisation adjustment being difference between capital recovery included in the lease rentals and the depreciation provided in the books.

(b) Lease transactions in respect of all assets leased after April 1, 2001, are classified as either Finance lease or Operating lease, as the case may be in accordance with Accounting Standard-19 issued by the Institute of Chartered Accountants of India and accounting treatment and disclosure given/made as prescribed therein.

(c) *Foreign Currency Transactions:*

(i) Foreign currency transactions are accounted at the exchange rates prevailing on the date of the transactions. Gains and losses, if any, at the year-end in respect of monetary assets and monetary liabilities not covered by the forward contracts are recognised in the Profit and Loss Account. Premium in respect of forward contracts is accounted over the period of the contract.

(ii) In respect of Integral Foreign Operations of the Company, its fixed assets are translated at the rate on the date of acquisition, monetary assets and monetary liabilities are translated at the rate on the date of the Balance Sheet and Income and Expenditure are translated at the average of month-end rates during the year.

(iii) Non-Monetary items denominated in foreign currency are stated at the rate prevailing on the date of the transaction.

(iv) In respect of Derivative transactions, gains / losses are recognised in the Profit and Loss Account on settlement. On a reporting date, open derivatives contracts are marked to market and resulting losses, if any, is recognised in the Profit and Loss Account.

(d) *Fixed Assets:*

(i) The gross block of fixed assets is stated at cost of acquisition or construction (except revalued assets), including any cost attributable to bringing the assets to their working condition for their intended use.

(ii) All project related expenditure viz. civil works, machinery under erection, construction and erection materials, pre-operative expenditure, expenditure indirectly related to the project and incidental to setting up project facilities, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under Capital Work-in-Progress (CWIP).

(e) *Depreciation / Amortisation:*

(i) Electricity Business:
Fixed assets are depreciated under the 'Straight Line Method' as per the rates and in the manner prescribed under Schedule XIV of the Companies Act, 1956 relating to license business and other electricity business. The depreciation for the year has been shown after reducing the proportion of the amount of depreciation provided on assets created against the service line contribution.

(ii) Other Activities:
Fixed assets of Other Activities have been depreciated under the 'Reducing Balance Method' at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(iii) Leased Assets:
Depreciation on all assets given on lease up to March 31, 2001 is provided on 'Straight Line Method' at the higher of the rates determined with reference to the primary period of the lease and the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956 [inserted by the Companies (Amendment) Act, 1988 and notification GSR No.756E dated December 16, 1993].

(iv) Intangible Assets:
Softwares are amortised over a period of three years.

(f) *Investments:*
Long-term investments are stated at cost. In case of long term investments, provision/ write down is made for permanent diminution in value. Current investments are valued at lower of cost or fair value.

(g) *Inventories:*
Inventories are stated at lower of cost or net realisable value. In case of fuel, stores and spares "cost" means weighted average cost. Unserviceable/damaged stores and spares are identified and written down based on technical evaluation.

(h) *Allocation of Indirect Expenses:*

(i) Electricity Business:
The allocation to capital and revenue is done consistently on the basis of a technical evaluation.

(ii) EPC and Contracts Activities:
Common Overheads are absorbed by various jobs in proportion to the prime cost of each job.,

(i) *Retirement Benefits:*
Contributions to defined contribution schemes such as Provident Fund, Superannuation Fund, etc. are charged to the Profit and Loss Account / Capital Work-in-Progress, as applicable. The Company also provides for retirement benefits in the form of gratuity and leave encashment. Such defined benefits are charged to the Profit and Loss Account/ Capital Work-in-Progress, as applicable, based on actuarial valuations, as at the balance sheet date,made by independent actuaries.

(j) *Borrowing Costs:*
Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

(k) *Accounting for Taxes on Income:*
Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income-tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future. However, in respect of unabsorbed depreciation or carry forward loss, the deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the assets will be realised in future.

(l) *Provisions:*
Provisions are recognised when the Company has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

(m) *Impairment of Assets:*
If the carrying amount of fixed assets exceeds the recoverable amount on the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows.

Notes to Abridged Financial Statements of Reliance Energy Limited

(n) *Accounting for Oil and Gas Activity:*
The Company follows "Successful Efforts Method" for accounting of oil and gas exploration activities as set out by the Guidance Note issued by the Institute of Chartered Accountants of India on 'Accounting for Oil and Gas Producing Activities'. The cost of survey and prospecting activities conducted in search of oil and gas are expensed out in the year in which the same are incurred.

2. (a) **Contingent Liabilities:**

(i) Counter Guarantees given to Banks against guarantees issued by the Banks on behalf of the Company aggregate to Rs 3,300.68 crore (Rs 1,795.45 crore) [including Rs 36.50 crore (Rs Nil) in respect of Joint Ventures].

(ii) Corporate Guarantees given to Banks and other parties aggregating Rs 2,752.25 crore (Rs 1,557.25 crore) in respect of financing facilities granted to other body corporates.

(iii) Uncalled liability on partly paid shares Rs 10.70 crore (Rs 410.68 crore).

(iv) Claims against the Company not acknowledged as debts and under litigation aggregate Rs 361.27 crore (Rs 196.85 crore), these include claim from Suppliers aggregating Rs 259.83 crore (Rs 151.00 crore), Income-tax claims Rs 90.75 crore (Rs 34.20 crore) and Other claims Rs10.69 crore (Rs 11.65 crore).

(b) **Capital Commitments:**
Estimated amount of contracts remaining unexecuted on Capital Account and not provided for Rs 124.02 crore (Rs 238.38 crore).

3. **Quantitative Information:**
(Note No.5 of Schedule 16 of Financial Statements)

	2007-08 kWh (million)	2006-07 kWh (million)
(a) Generation and supply of Electricity:		
(i) Generation of Energy	5,957	5,787
(ii) Purchase of Energy [excluding 4,019 (4,026) kWh (million) from Generating Station]	4,861	4,461
(iii) Sale of Energy	9,271	8,743
(b) Wind Mill Project:		
(i) Generation of Energy	21	23
(ii) Sale of Energy	21	23

(c) Elastimold Division:

	Licensed Capacity		Installed Capacity		Actual Production	
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
(i) Stress Cones	25,000	25,000	12,000	12,000	-	-
(ii) Modules	80,000	80,000	36,000	36,000	-	-
(iii) Cable head Termination	500	500	500	500	-	-
(iv) Terminations and Joints	10,000	10,000	10,000	10,000	-	-

4. **Related Party Disclosure:**
(Note No.7 of Schedule 16 of Financial Statements)

As per Accounting Standard-18 issued by the Institute of Chartered Accountants of India, the Company's related parties and transactions are disclosed below:

(A) Parties where control exists: Nil

(B) Other related parties with whom transactions have taken place during the year :

(i) Subsidiaries
- a) Reliance Infraprojects Limited (RInfL) (formerly known as Reliance Global Fund and Investments Limited (RGFIL))
- b) Reliance Power Transmission Limited (RPTL) (formerly known as Reliance Energy Transmission Limited (RETL))
- c) Reliance Projects Finance Private Limited (RPFPL)
- d) Reliance Power Infrastructure Private Limited (RPIPL) (formerly known as Reliance Fund and Leasing Pvt. Ltd.- (RFLPL)
- e) BSES Kerala Power Limited (BKPL)
- f) Noida Global SEZ Private Limited (NGSPL)
- g) Mumbai Metro One Private Limited (MMOPL)

Notes to Abridged Financial Statements of Reliance Energy Limited

		h)	Reliance Energy Trading Limited (RETL) w.e.f. December 31, 2007
		i)	Parbati Koldam Transmission Company Limited (PKTCL) w.e.f. November 23,2007
(ii)	Associates	a)	DS Toll Road Limited (DSTL)
		b)	NK Toll Road Limited (NKTL)
		c)	SU Toll Road Private Limited (SUTL) w.e.f. April 3, 2007
		d)	TD Toll Road Private Limited (TDTL) w.e.f. April 3, 2007
		e)	TK Toll Road Private Limited (TKTL) w.e.f. April 3, 2007
		f)	Reliance Power Limited (RePL) (formerly known as Reliance Energy Generation Limited (REGL))
		g)	Reliance Infrastructure Engineers Private Limited (RIEPL)
		h)	Reliance Infrastructure and Consultants Limited (RICL) (formerly known as Reliance Infrastructure Limited (RINL))
		i)	Reliance Last Mile Communications Private Limited (RLMCPL)
		j)	Urthing Sobla Hydro Power Private Limited (USHPPL) w.e.f. September 24, 2007
		k)	Rosa Power Supply Company Limited (ROSA) w.e.f. November 1, 2006 *
		l)	Sasan Power Limited (SPL) w.e.f. August 7, 2007 *
		m)	Vidarbha Industries Power Limited (VIPL) *
		n)	Maharashtra Energy Generation Limited (MEGL) w.e.f. August 28, 2007 *
		o)	MP Power Generation Private Limited (MPPGPL) w.e.f. September 10, 2007 *
		p)	Tato Hydro Power Private Limited (THPPL) w.e.f. September 10, 2007 *
		q)	Siyom Hydro Power Private Limited (SHPPL) w.e.f. September 10, 2007 *
		r)	Kalai Power Private Limited (KAPL) w.e.f.September 26, 2007 *
		s)	Coastal Andhra Power Limited (CAPL) w.e.f. January 29, 2008 *
		t)	Reliance Coal Resources Private Limited (RCRPL) w.e.f. March 14, 2008 *
			*Subsidiary of the Associate company-Reliance Power Limited (formerly known as Reliance Energy Generation Limited)
(iii)	Joint Ventures	a)	BSES Rajdhani Power Limited (BRPL)
		b)	BSES Yamuna Power Limited (BYPL)
		c)	Tamilnadu Industries Captive Power Company Limited (TICAPCO)
		d)	Utility Powertech Limited (UPL)
(iv)	Enterprises over which key management personnel have control	a)	Reliance Natural Resources Limited (RNRL)
		b)	Reliance Communications Limited (RCL)
		c)	Reliance Innoventures Private Limited (REIPL)
		d)	Reliance Communications Infrastructure Limited (RCIL)
		e)	Reliance Capital Limited (RCapL)
		f)	AAA Project Ventures Private Limited (APVPL)
(v)	Key Management Personnel	a)	Shri Anil D Ambani (Chairman and Managing Director up to April 24, 2007 and Non executive Chairman thereafter)
		b)	Shri Satish Seth (Executive Vice Chairman up to April 24, 2007 and Non executive Vice- Chairman thereafter)
		c)	Shri S C Gupta (Director Operations)
		d)	Shri Lalit Jalan (Whole-time Director w.e.f. April 25, 2007)
		e)	Shri J P Chalasani (up to January 17, 2008)

Notes to Abridged Financial Statements of Reliance Energy Limited

(C) Details of transactions and closing balances during the year:

Rs Crore

Particulars	Subsidiaries		Associates / Joint Ventures		Enterprises over which key management personnel have control		Key Management Personnel	
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
(a) Profit and Loss Account Heads:								
(I) Income:								
(i) Sale of Electricity	0.43	-	-	-	-	-	-	-
(ii) Gross Revenue of EPC ,Contracts and Elastimold / (Sales reversal)	-	-	(7.50)	(52.21)	-	-	-	-
(iii) Dividend Received	-	-	0.59	0.99	-	-	-	-
(iv) Rent / Lease Rent earned	0.01	0.22	1.09	0.12	-	-	-	-
(v) Interest earned	3.37	3.43	2.98	3.17	-	-	-	-
(vi) Other Income	1.32	2.20	10.09	4.81	1.95	1.05	-	-
(II) Expenses:								
(i) Purchase of other items on revenue account	2.36	-	77.23	41.15	361.74	145.43	-	-
(ii) Purchase of other items on capital/ services account	-	-	16.62	0.30	33.16	-	-	-
(iii) Receiving of Services	0.79	1.00	1.97	11.72	15.76	16.80	-	-
(iv) Rent paid	-	-	0.37	0.37	-	-	-	-
(v) Salaries, Commission and Other benefits	-	-	-	-	-	-	3.73	4.81
(b) Balance Sheet Heads:								
(i) Sundry Creditors/other liabilities for rendering services	-	-	28.92	7.34	175.61	40.02	-	-
(ii) Share Warrants	-	-	-	-	783.49	-	-	-
(iii) Investment in Equity / Preference Shares	1,363.79	154.18	1,887.58	262.00	-	-	-	-
(iv) Loans / ICDs Placed (Including accrued interest)	273.98	3,049.53	37.60	35.85	-	-	-	-
(v) Subordinate Debts	-	-	62.04	11.59	-	-	-	-
(vi) Advance against Investments	-	7.50	50.00	57.05	-	-	-	-
(vii) Recoverable Expenses	14.81	8.53	121.06	3.20	-	1.73	-	-
(viii) Sundry debtors	0.05	-	156.68	167.63	-	-	-	-
(c) Contingent Liabilities (closing balances): Guarantees and Collaterals	1,448.30	1,229.70	1,068.27	251.45	9.18	70.00	-	-
(d) Transactions during the year:								
(i) Guarantees and Collaterals provided (Net)	148.60	1,229.70	814.22	249.00	-	70.00	-	-
(ii) Deposits Given to	1,006.20	3,000.45	9.91	2.50	-	-	-	-
(iii) Deposits Returned by	3,776.52	40.54	8.16	1.75	-	-	-	-
(iv) Recoverable Expenses:-								
(a) incurred for related parties	3.17	5.88	133.68	3.99	10.73	2.02	-	-
(b) incurred by related parties on our behalf	0.04	0.13	0.01	2.05	-	14.95	-	-
(v) Investment in Equity Shares / Preference Shares	1,205.71	129.89	1,625.60	101.29	-	-	-	-
(vi) Advance against Investments	-	7.50	(7.05)	57.05	-	-	-	-
(vii) Subordinate Debts	-	-	50.46	-	-	-	-	-
(viii) Sale of Investments	-	-	0.02	-	-	-	-	-
(ix) Issue of Equity Warrants	-	-	-	-	783.49	-	-	-

(D) Details of Material Transactions with Related Party:

(i) Guarantees and Collaterals provided to RePL Rs 595.00 crore (Rs 249.00 crore), NGSPL Rs Nil (Rs 1,225 crore), SPL Rs 187.31 crore (Rs Nil). Deposit given to RInfL Rs 326.39 crore (Rs 1,030 crore), RPFPL Rs 323.89 crore (Rs 1,070.30 crore), RPIPL Rs 325.63 crore (Rs 900.15 crore), RICL Rs 2.25 crore (Rs 2.50 crore). Deposit returned by BKPL Rs Nil (Rs 33.54 crore), RICL Rs 0.50 crore (Rs 1.75 crore), RInfL Rs 1,354.89 crore (Rs Nil), RPFPL Rs 1,178.65 crore (Rs Nil), RPIPL Rs 1,223.78 crore (Rs Nil), Recoverable Expenses incurred for SHPPL Rs 113.51 crore (Rs Nil), REIPL Rs 10.56 crore (Rs Nil), RNRL Rs Nil (Rs 1.85 crore), RIEPL Rs Nil (Rs 1.25 crore) NGSPL Rs Nil (Rs 3.57 crore), MMOPL Rs Nil (Rs 2.17 crore), BRPL Rs Nil (Rs 0.86 crore), BYPL Rs Nil (Rs 0.52 crore), RePL Rs Nil (Rs 0.45 crore) and UPL Rs Nil (Rs 0.01 crore). Recoverable Expenses incurred by BKPL Rs 0.04 crore (Rs Nil), BYPL Rs 0.01 crore (Rs 1.84 crore), RNRL Rs Nil (Rs 14.95 crore) and BRPL Rs 0.01 crore (Rs 0.20 crore). Investment in Equity Shares of RePL Rs 1,619.98 crore (Rs 100.07 crore), BKPL Rs Nil (Rs 123.53 crore), RInfL Rs 500 crore (Rs Nil) and RPIPL Rs 500 crore (Rs Nil) . Issue of Share Warrants APVPL Rs 783.49 crore (Rs Nil). Subordinate debt given to DSTL Rs 6.01 crore (Rs Nil), SUTL Rs 18.58 crore (Rs Nil), TDTL Rs 9.98 crore (Rs Nil) and TKTL Rs 12.33 crore (Rs Nil). Advance against Investments paid to RIEPL Rs Nil (Rs 49.99 crore),VIPL Rs Nil (Rs 7.05 crore), Advance against Investments received back VIPL Rs 7.05 crore (Rs Nil), MMOPL Rs Nil (Rs 7.50 crore). Sale of Investments VIPL Rs 0.02 crore (Rs Nil). Sundry Creditors / Other Liabilities for rendering services UPL Rs 28.92 crore (Rs 5.13 crore), RNRL Rs 9.61 crore (Rs 39.52 crore) and REIL Rs 164.69 crore (Rs Nil). Sundry Debtors BRPL Rs 93.79 crore (Rs 100.58) and BYPL Rs 62.88 crore (Rs 63.87 crore).

(ii) Sale of Electricity to RETL Rs 0.43 crore (Rs Nil) Gross Revenue of EPC, Contracts and Elastimold / Sales reversal from BRPL Rs 7.17 crore (Rs 51.80 crore) and BYPL Rs 0.32 crore (Rs 0.41 crore), Dividend received from UPL Rs 0.59 crore (Rs 0.99 crore), Rent / Lease Rent earned from UPL Rs 0.41 crore (Rs 0.12 crore), RICL Rs 0.68 crore (Rs Nil). Interest earned from BKPL Rs 3.37 crore (Rs 3.43 crore) and RICL Rs 2.98 crore (Rs 2.05 crore). Other Income DSTL Rs Nil (Rs 1.50 crore), NKTL Rs Nil (Rs 1.50 crore), RePL Rs 1.75 crore (Rs 1.31 crore), SPL Rs 2.07 crore (Rs Nil), RNRL Rs 1.95 crore (Rs Nil), THPPL Rs 1.74 crore (Rs Nil) and SHPPL Rs 1.74 crore (Rs Nil).

(iii) Purchases / Services on Revenue account from UPL Rs 77.23 crore (Rs 26.96 crore), REIPL Rs 161.66 crore (Rs Nil), RNRL Rs 200.08 crore (Rs 145.43 crore). Purchase of other items on Capital account from RICL Rs 16.62 crore (Rs Nil), REIPL Rs 33.16 crore (Rs Nil). Receiving of Services from UPL Rs Nil (Rs 11.30 crore), RNRL Rs Nil (Rs 5.43 crore), RCIL Rs 15.76 crore (Rs Nil), RINL Rs Nil (Rs 0.42 crore) and Rent paid to RICL Rs 0.37 crore (Rs 0.37 crore).

(iv) Salaries, Commission and Other Benefits paid / payable to Shri Anil D Ambani Rs 0.11 crore (Rs 2.62 crore), Shri Satish Seth Rs 0.09 crore (Rs 1.27 crore), Shri S C Gupta Rs 1.13 crore (Rs 0.51 crore), Shri Lalit Jalan Rs 1.04 crore (Rs Nil) and Shri J P Chalasani Rs 1.05 crore (Rs 0.41 crore). The non-executive directors are also proposed to be remunerated by way of commission not exceeding 1% of the net profit for the year 2007-08 as may be decided by the Remuneration Committee and the Board of Directors of the Company, including allocation to individual directors.

5. Segment wise Revenue, Results and Capital Employed:
(Note No. 8 of Schedule 16 of Financial Statements)

Basis of Preparation: The Company operates in two Business Segments-Sale of Electrical Energy and EPC and Contracts. Business segments have been identified as reportable Primary Segments in accordance with Accounting Standard-17 "Segment Reporting", issued by the Institute of Chartered Accountants of India, taking into account the organisation and internal reporting structure as well as evaluation of risks and returns from these segments. The inter segment pricing is effected at cost. Segment Accounting Policies are in line with the accounting policies of the Company.

In the case of Electrical Energy, the Company operates a 500 MW Thermal Power Station at Dahanu, a 220 MW combined cycle power plant at Samalkot, a 48 MW combined cycle power plant at Mormugao, a 7.59 MW Windfarm at Chitradurga and also purchases power from a third party and supplies the power through the Company's own distribution grid. The Company supplies power to Residential, Industrial, Commercial and Other Consumers. EPC and Contracts segment render comprehensive value-added services in construction, erection and commissioning.

Geographical Segments: The Company's operations are mainly confined within India. The Company does not have material earnings outside India. As such there are no reportable geographical segments.

Information about Business Segments - Primary:

Rs Crore

Particulars	Sale of Electrical Energy	EPC and Contracts	Other Operations	Total 2007-08	Sale of Electrical Energy	EPC and Contracts	Other Operations	Total 2006-07
Revenue:								
External Revenue	5,007.56	1,444.36	0.02	6,451.94	3,741.79	2,094.56	0.27	5,836.62
Inter-segment Revenue	-	-	-	-	-	(0.30)	-	(0.30)
Total Revenue	5,007.56	1,444.36	0.02	6,451.94	3,741.79	2,094.26	0.27	5,836.32
Result:								
Segment Result	456.24	132.03	(0.98)	587.29	323.49	122.62	0.01	446.12
Unallocated Income net of unallocable expenses	-	-	-	357.36	-	-	-	76.59
Interest Income [net of Interest Expense]	-	-	-	207.05	-	-	-	349.66
Profit before taxation	-	-	-	1,151.70	-	-	-	872.37
Taxes	-	-	-	67.07	-	-	-	70.92
Profit after Tax	-	-	-	1,084.63	-	-	-	801.45

Notes to Abridged Financial Statements of Reliance Energy Limited

Rs Crore

Particulars	Sale of Electrical.	EPC and Contracts Energy	Other Operations	Total 2007-08	Sale of Electrical	EPC and Contracts Energy	Other Operations	Total 2006-07
Other Information:								
Segment Assets	5,025.27	1,839.08	0.84	6,865.19	4,240.49	1,397.68	1.81	5,639.98
Unallocated Corporate Assets	-	-	-	13,457.13	-	-	-	12,944.17
Total Assets	-	-	-	20,322.32	-	-	-	18,584.15
Segment Liabilities	1,454.81	1,241.81	-	2,696.62	1,398.13	975.36	-	2,373.49
Unallocated Corporate Liabilities	-	-	-	5,938.74	-	-	-	6,871.42
Total Liabilities	-	-	-	8,635.36	-	-	-	9,244.91
Capital Expenditure	809.31	9.97	-	819.28	529.09	3.95	-	533.04
Depreciation	279.11	3.89	0.03	283.03	297.37	2.69	0.04	300.10
Non Cash expenses other than depreciation	-	-	-	-	-	-	-	-

6. **Deferred Taxation:**
(Note No. 9 of Schedule 16 of Financial Statements)
Computation of Defrred Tax Asset/Liability:

	As at March 31, 2008 Rs Crore	As at March 31, 2007 Rs Crore
1. Deferred Tax Liability on account of:		
Depreciation Difference	300.90	265.91
Total	300.90	265.91
2. Deferred tax asset on account of:		
(i) Provisions	51.71	33.89
(ii) Disallowance under section 40(a), Income-tax Act, 1961	0.68	0.73
Total	52.39	34.62
Net Deferred Tax Liability	248.51	231.29

The above calculations are based on assessment orders passed and where no assessment order is passed, on the basis of Return of Income filed.

7. (Note No. 10 of Schedule 16 of Financial Statements)

(a) Standby Charges:

(i) In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated May 31, 2004 as under:

(a) The total liability for the financial years 1998-99 to 2003-04 was determined at Rs 515.60 crore (which had been debited to the Profit and Loss Account up to March 31, 2005).

(b) The Tata Power Company Ltd. (TPC) to refund an amount of Rs 321.13 crore (net of interest of Rs 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

(ii) The Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment to be made by TPC, but directed TPC to provide a Bank Guarantee of Rs 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble High Court of Bombay by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

(iii) Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

(iv) While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:
(a) The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs 500 crore.

(b) TPC to refund Rs 354 crore (inclusive of interest of Rs 15 crore up to March 31, 2004) to the Company plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

(v) TPC filed an appeal in the Hon'ble Supreme Court being Appeal No. 415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee in the sum of Rs 227 crore and, in addition, deposit a sum of Rs 227 crore with the Registrar General of the Court which may be withdrawn by the Company subject to the Company giving an undertaking that in the event of the appeal being decided against the Company, wholly or in part, the amount as may be found refundable by the Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Company accordingly withdrew the amount of Rs 227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs 15.60 crore as well as interest amount determined by ATE as payable by TPC to the Company.

(b) Take or Pay and Additional Energy Charges:

Pursuant to the order passed by the Maharashtra Electricity Regulatory Commission (MERC) dated December 12, 2007 in case No. 7 of 2002, TPC has claimed an amount of Rs 323.87 crore towards the following:

(i) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24 per cent per annum up to December 31, 2007, and

(ii) Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24 per cent per annum up to December 31, 2007.

The Company is of the view, supported by a legal opinion, that the aforesaid order of MERC can be successfully challenged and has filed an appeal before the Appellate Tribunal for Electricity on January 7, 2008. The hearing is complete and the order is awaited.

The said amount is disclosed under Contingent Liability in Note 2(a)(iv) above.

8. (Note No. 11 of Schedule 16 of Financial Statements)
The Company has during the year adopted Accounting Standard 15(revised 2005) "Employee Benefits".
The Company has classified various employee benefits as under:

(A) Defined contribution plans
  (a) Provident fund
  (b) Superannuation fund
  (c) State defined contribution plans
    - Employers' Contribution to Employees' State Insurance
    - Employers' Contribution to Employees' Pension Scheme 1995

The provident fund and the state defined contribution plan are operated by the Regional Provident Fund Commissioner and the superannuation fund is administered by the Trustees of the Reliance Energy Limited Officers Superannuation Scheme. Under the schemes, the Company is required to contribute a specified percentage of payroll cost to the retirement benefit schemes to fund the benefits. These funds are recognised by the Income tax authorities.

The Company has recognised the following amounts in the Profit and Loss Account for the year:

		2007-08 Rs crore
(i)	Contribution to Provident Fund	17.58
(ii)	Contribution to Employees' Superannuation Fund	3.84
(iii)	Contribution to Employees' State Insurance Scheme	0.01
(iv)	Contribution to Employees' Pension Scheme 1995	3.69

(B) Defined Benefit Plans
  (a) Provident Fund *
  (b) Gratuity
  (c) Leave Encashment

* Applicable to certain employees

Notes to Abridged Financial Statements of Reliance Energy Limited

In terms of the Guidance on implementing the revised AS 15, issued by the Accounting Standards Board of the Institute of Chartered Accountants of India, the Provident Fund set up by the Company is treated as defined benefit plan since the Company has to meet the interest shortfall, if any. However, at the year end, no shortfall remains unprovided for. As advised by an independent actuary, it is not practical or feasible to actuarially value the liability considering that the rate of interest as notified by the Government can vary annually. Further the pattern of investible funds is as prescribed by the Government. Accordingly, other related disclosures in respect of Provident Fund have not been made.

Leave encashment is payable to eligible employees who have earned leave, during the employment and/or on separation as per the Company's policy.

Valuations in respect of Gratuity and Leave Encashment have been carried out by independent actuary, as at the Balance Sheet date, based on the following assumptions

	Gratuity	Leave Encashment
Discount Rate (Per annum)	8.00%	8.00%
Rate of increase in Compensation levels	6.00%	6.00%
Rate of Return on Plan Assets	8.00%	8.00%
Expected Average remaining working lives of employees in no. of years	17	17

Rs Crore

		Gratuity	Leave Encashment
(i)	Changes in present value of obligation:		
	Present value of Obligation as at April 1, 2007	82.41	63.69
	Interest Cost	6.59	4.78
	Current Service Cost	5.28	4.67
	Benefits paid	(6.64)	(10.16)
	Actuarial (Gains) / Loss	8.08	20.90
	Present value of Obligation as at March 31, 2008	95.72	83.88
(ii)	Changes in Fair value of plan assets:		
	Present value of plan assets as at March 31, 2007	73.68	-
	Expected return on Plan Assets	5.89	-
	Actuarial Gain / (Loss) on Plan Assets	1.13	(2.34)
	Contributions	23.84	70.16
	Benefits paid	(6.64)	(10.16)
	Fair value of Plan Assets as at March 31, 2008	97.90	57.66
(iii)	Percentage of each category of plan assets to total fair value of plan assets as at March 31, 2008:		
	Administered by Reliance Life Insurance Company Limited	100%	100%
(iv)	Reconciliation of the Present Value of Defined Present Obligations and the Fair value of Assets:		
	Present value of Funded Obligation as at March 31, 2008	95.72	83.88
	Fair value of Plan Assets as at March 31, 2008	97.90	57.65
	(Asset) / Liability recognised in the Balance Sheet	(2.18)	26.23
(v)	Amounts recognised in the Balance Sheet:		
	Present value of Obligation as at March 31, 2008	95.72	83.88
	Fair value of Plan Assets as at March 31, 2008	97.90	57.65
	Funded (Asset) / Liability recognised in the Balance Sheet	(2.18)	-
	Unfunded Liability recognised in the Balance Sheet	-	26.23
(vi)	Expenses recognised in the Profit and Loss Account:		
	Current Service Cost	5.28	4.67
	Interest Cost	6.59	4.78
	Expected Return on Plan Asset	(5.89)	-
	Net Actuarial (Gain) / Loss	6.95	23.25
	Total Expenses recognised in the Profit and Loss Account	12.93	32.70
(vii)	Experience adjustments	8.08	24.41
	Adjustments due to change in assumptions	-	(3.51)
(viii)	Expected employers' contribution for the next year	26.22	25.00

Notes to Abridged Financial Statements of Reliance Energy Limited

9. (Note No. 12 of Schedule 16 of Financial Statements)
The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Company.

10. (Note No.13 of Schedule 16 of Financial Statements)
The Company has, based on a valuation made by approved valuers, revalued as at April 1, 2003 the plant and machinery located at Dahanu. The revaluation of the same has been based on the technological obsolescence, the year of purchase, the maintenance levels and the currency and customs duty variations as applicable. The resultant appreciation aggregating to Rs 752.17 crore has been added to the Gross Block of the Fixed Assets and credited to Revaluation Reserve. Consequent to the revaluation, there is an additional charge for depreciation of Rs 54.24 crore (Rs 54.24 crore) and an equivalent amount, has been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account.

11. **Disclosure under Micro, Small and Medium Enterprises Development Act, 2006:**
(Note No. 14 of Schedule 16 of Financial Statements)
There are no Micro and Small Scale Business Enterprises, to whom the Company owes dues, which are outstanding for more than 45 days as at March 31, 2008. This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identified on the basis of information available with the Company. The previous year figures include Rs 0.22 crore due towards Small Scale Industrial undertakings.

12. **Preferential Allotment of Equity Warrants:**
(Note No.15 of Schedule 16 of Financial Statements)
AAA Project Ventures Private Limited a promoter Company has subscribed to 4.30 crore warrants entitling the promoters to subscribe to 4.30 crore equity shares for an aggregate value of Rs 7,835 crore. AAA Project Ventures Private Limited have paid an upfront amount of Rs 783.49 crore towards the price of these warrants and the same has been used for general corporate purpose.

13. **Foreign Currency Convertible Bonds:**
(Note No.16 of Schedule 16 of Financial Statements)
The Company had issued USD 178,058,000 Zero Coupon Convertible Bonds due 2009 (FCCBs). The issue of the bonds was authorised by a resolution of the Board of Directors dated February 22, 2004 and by the shareholders at an Extraordinary General Meeting of shareholders held on March 22, 2004. The Bonds were convertible at any time on or after April 23, 2004 up to February 24, 2009 by the holders into fully paid equity shares with a par value of Rs 10 each of the Company at an initial conversion price of Rs 1,006.92 per share with a fixed rate of exchange on conversion of Rs 45.24 = USD 1.00. During the year, in terms of the offer document of FCCB, the Company accepted the FCCB holders request for conversion of FCCBs into equity shares and consequently, the Company allotted 7,999,954 Equity Shares to the FCCB holders and accordingly, the paid-up Equity Share Capital of the Company increased by Rs 7.99 crore and the Securities Premium account by Rs 797.53 crore. The excess of fair value (market price) of equity shares on the date/s of allotment over the issue price of Rs 1,006.92 being the attributable conversion cost has been charged to the Profit and Loss Account. In accordance with the decision of the Board, a corresponding amount has been withdrawn from the General Reserve.

14. **Provision for Disputed matters:**
(Note No.17 of Schedule 16 of Financial Statements)

Rs Crore

Particulars	Rebates/Tariff/ regulatory matters (Refer note (a) below)	Direct Taxes (Refer note (b) below)	Total
Opening Balance	140	22	162
Add: Provision made	80	-	80
Less: Provision reversed	-	-	-
Closing Balance	220	22	242

(a) disputes relating to the rebates / tariff/ regulatory matters in respect of electricity business. No further information is given as the matters are sub-judice and may jeopardize the interest of the Company, and

(b) the disputed income tax liability of Rs 22 crore which may arise on outcome of the appeals preferred by the tax authorities, the quantum whereof will be determined as and when appeals are disposed off.

15. (Note No. 18 of Schedule 16 of Financial Statements)
Disclosure of Loans and Advances to Subsidiaries, Associates, Joint Ventures and Others (Pursuant to Clause 32 of the Listing Agreement):

Rs Crore

Sr. No	Name of Company	Amount Outstanding As at		Maximum amount Outstanding during the year	
		31.03.2008	31.03.2007	2007-08	2006-07
	Subsidiaries:				
1.	Reliance Power Transmission Limited (formerly known as Reliance Energy Transmission Limited)	16.76	0.03	16.76	0.34
2.	BSES Kerala Power Limited	45.48	56.64	57.39	90.86
3.	Noida Global SEZ Private Limited	14.43	5.61	14.43	11.35
4.	Mumbai Metro One Private Limited	0.05	3.30	3.30	6.17
5.	Reliance Infraprojects Limited (formerly known as Reliance Global Fund and Investments Limited)	-	1,028.50	1,340.35	1,030.00
6.	Reliance Projects Finance Private Limited	212.04	1,066.80	1,378.65	1,070.15
7.	Reliance Power Infrastructure Private Limited (formerly known as Reliance Fund and Leasing Private Limited)	-	898.15	1,210.00	900.15
8.	Reliance Energy Trading Limited (w.e.f. December 31, 2007)	-	-	6.00	-
9.	Parbati Koldam Transmission Company Limited (w.e.f. November 23, 2007)	0.09	-	0.09	-
	Associates:				
1.	DS Toll Road Limited	12.63	1.59	14.22	10.08
2.	NK Toll Road Limited	8.52	1.59	10.11	7.88
3.	SU Toll Road Limited (w.e.f. April 3, 2007)	18.58	-	19.21	-
4.	TD Toll Road Limited (w.e.f. April 3, 2007)	9.98	-	10.56	-
5.	TK Toll Road Limited (w.e.f. April 3, 2007)	12.33	-	12.88	-
6.	Reliance Power Limited (formerly known as Reliance Energy Generation Limited)	1.23	1.65	10.17	3.37
7.	Reliance Infrastructure Engineers Private Limited	-	2.21	3.46	5.30
8.	Reliance Infrastructure and Consultants Limited (formerly known as Reliance Infrastructure Limited)	37.60	35.85	37.60	37.35
9.	Urthing Sobla Hydro Power Private Limited (USHPPL) (w.e.f. September 24, 2007)	0.77	-	10.19	-
10.	Rosa Power Supply Company Limited (ROSA) (w.e.f. November 1, 2006)	0.99	0.04	1.03	0.04
11.	Sasan Power Limited (SPL) (w.e.f. August 7, 2007)	2.37	-	2.37	-
12.	Vidarbha Industries Power Limited (VIPL)	-	-	0.03	-
13.	Maharashtra Energy Generation Limited (MEGL) (w.e.f. August 28, 2007)	@	-	@	-
14.	Tato Hydro Power Private Limited (THPPL) (w.e.f. September 10, 2007)	1.54	-	2.49	-
15.	Siyom Hydro Power Private Limited (SHPPL) (w.e.f. September 10, 2007)	112.95	-	112.95	-
16.	Kalai Power Private Limited (KAPL) w.e.f. September 26, 2007	@	-	@	-
17.	Coastal Andhra Power Limited (CAPL) (w.e.f. January 29, 2008)	0.41	-	0.41	-
18.	Reliance Coal Resources Limited (RCRPL) (w.e.f. March 14, 2008)	@	-	@	-
	Joint ventures:				
1.	Tamilnadu Industries Captive Power Company Limited	0.65	0.64	0.65	0.64
2.	BSES Yamuna Power Limited	-	0.04	0.04	1.90
3.	BSES Rajdhani Power Limited	0.14	0.88	1.20	1.90
4.	Utility Powertech Limited	-	-	-	-
	Others:				
1.	Western Electricity Supply Company of Orissa Limited	0.01	0.21	0.01	0.21
2.	Southern Electricity Supply Company of Orissa Limited	3.18	3.18	3.18	3.18
3.	North Eastern Electricity Supply Company of Orissa Limited	2.57	2.64	2.64	2.65

@ less than Rs 50,000

As at the year-end, the Company-
(a) has no loans and advances in the nature of loans, wherein there is no repayment schedule or repayment is beyond seven years, and
(b) has no loans and advances in the nature of loans to firms / companies in which directors are interested.

16. Buy-back of Shares:
(Note No. 21 of Schedule 16 of Financial Statements)
Pursuant to the approval of the Board of Directors of the Company, for buy-back of Equity Shares under Section 77A of the Companies Act, 1956, up to 10% of the paid-up equity share capital and free reserves of the Company aggregating up to Rs 800.06 crore, at a maximum price of Rs 1600 per share, the Company has bought back 951,500 equity shares up to March 31, 2008 through open market transactions for an aggregate amount of Rs 122.68 crore, by utilising the Securities Premium account and the General Reserve to the extent of Rs 121.73 crore and Rs 0.95 crore respectively. The Capital Redemption Reserve has been created out of General Reserve for Rs 0.95 crore being the nominal value of shares bought back in terms of Section 77A of the Companies Act, 1956. These shares have been extinguished subsequent to year end on April 1, 2008, April 4, 2008 and April 11, 2008.

The shareholders of the Company have also approved the proposal to buy-back the equity shares of the Company for an enhanced amount not exceeding in the aggregate 25% of the paid-up equity share capital and free reserves of the Company aggregating Rs 2,000.14 crore at a maximum price of Rs 1,600 per share.

17. (Note No. 22 of Schedule 16 of Financial Statements)
The Company is in the process of amalgamating two wholly owned subsidiary companies, namely, Reliance Power Infrastructure Private Limited (Formerly known as Reliance Fund and Leasing Private Limited) and Reliance Projects Finance Private Limited, with the appointed day fixed as April 1, 2007 for which the required petition has been filed with the High Court of Judicature of Bombay, sanction to which is pending.

18. Assets given on lease after April 1, 2001:
(Note No. 23 of Schedule 16 of Financial Statements)

Rs Crore

(a)

Particulars	Total	Not later than one year	Later than one year but not later than five years	Later than five years
Gross Investment	0.01	0.01	-	-
Less: Unrealised finance income	@	@	-	-
Present value of minimum lease rentals	0.01	0.01	-	-

@ less than Rs 50,000

(b) General description of lease terms:

(i) Lease rentals are charged on the basis of agreed rate of interest.

(ii) Assets are given on lease for seven / ten years.

(iii) Miscellaneous Income includes income from leases of Rs 0.16 crore.

19. (Note No. 24 of Schedule 16 of Financial Statements)

(a) Interests in Joint Ventures (other than Joint Ventures which are subsidiaries)

Name of Company	Proportion of ownership interest as on 31st March	
	2008	2007
Utility Powertech Limited	**19.80 %**	19.80 %
BSES Rajdhani Power Limited	**26.02 %**	26.02 %
BSES Yamuna Power Limited	**26.09 %**	26.09 %
BSES Kerala Power Limited *	**-**	100.00 %
Tamilnadu Industries Captive Power Company Limited	**33.70 %**	33.70 %

*The Company became a subsidiary of Reliance Energy Limited w.e.f. November 19, 2006

Notes to Abridged Financial Statements of Reliance Energy Limited

(b) The above joint venture companies are incorporated in India. The Company's share of the assets and liabilities as on March 31, 2008 and income and expenses based on financial statements audited by other independent Chartered Accountants and income and expenses for the year ended on that date are given below:

Rs Crore

Particulars	March 31, 2008 (Audited)	March 31,2007 (Audited)
(a) Assets		
Long Term Assets	992.56	1,002.00
Current Assets	448.76	288.91
Total	1,441.32	1,290.91
(b) Liabilities		
Long Term Liabilities	838.43	699.68
Current Liabilities and Provisions	432.53	290.48
Total	1,270.96	990.16
(c) Contingent Liabilities	152.10	37.18
(d) Capital Commitments	139.31	126.79
(e) Income	1,509.15	1,123.60
(f) Expenses	1,669.73	1,148.78

The above figures do not include the share of the Assets, Liabilities, Income and Expenses, etc. pertaining to the share holding of the Company's associates / group companies.

20. **Derivative Instruments:**
(Note No. 25 of Schedule 16 of Financial Statements)

Sr. No.	Particulars of Derivatives Instruments acquired for hedging	No. of instruments	Value (As at March 31, 2008)	
			US $ million	Rs Crore
1.	Currency Swap	17	156	625
2.	Libor Based Callable Range Accrual	3	250	1,003
3.	Structured Options	1	50	201
4.	Cross Currency Swap	1	40	160
5.	Over night Interest Swap	1	-	25
6.	Interest Rate Swap	1	25	100

(a) No derivative instruments are acquired for speculation purposes.

(b) Net Foreign Currency exposures that are not hedged by derivative instruments or otherwise are $ 163.02 million (Rs 654.04 crore).

The Company has changed its accounting policy w.e.f. April 1, 2007, whereby the foreign exchange derivative instruments are revalued marked to market at the reporting date, which resulted in a net gain of Rs 0.57 crore for the year and the same has not been recognised. The change in accounting policy has no impact on the Profit and Loss account for the year ended March 31, 2008.

21. **Investment in Reliance Power Limited:**
(Note No. 26 of Schedule 16 of Financial Statements)

(a) The Company's associate, Reliance Power Limited ("RePL"), made an initial public offering (IPO) of its equity shares and allotted these shares on February 1, 2008. The Company has subscribed to 1.60 crore equity shares of Rs 10 each at a premium of Rs 440 aggregating Rs 720 crore in this IPO.

(b) RePL has decided to issue Bonus Shares in the ratio of three new equity shares for every five existing equity shares. Pursuant to the approval of the Board of Directors, the Company along with the other promoters of RePL viz. Anil Dhirubhai Ambani Group comprising Shri Anil D. Ambani, Reliance Innoventures Private Limited and AAA Project Ventures Private Limited who collectively currently hold equity shares representing 89.91 per cent of the existing equity share capital of RePL have agreed to waive their respective entitlement for allotment of Bonus shares. To protect the Company from any dilution of its current holding of 44.96 per cent of the equity shares of RePL consequent upon waiving its right to Bonus shares, AAA Project Ventures Private Limited has undertaken voluntarily without any obligation to do so and without any specific consideration to contribute as and by way of gift 2.57 per cent of its post Bonus issue shareholding comprising 6.15 crore shares in RePL to the Company. This transaction has been approved by the shareholders through postal ballot, results whereof were announced on April 17, 2008.

22. **Interests in Joint Venture Operations:**
(Note No. 27 of Schedule 16 of Financial Statements)

The Company along with M/s. Geopetrol International Inc. and Reliance Natural Resources Limited (the consortium) has been allotted 4 Coal Bed Methane (CBM) blocks from Ministry of Petroleum and Natural Gas (Mo PNG) covering an acreage of 3,266 square kilometers in the States of Madhya Pradesh, Andhra Pradesh and Rajasthan. The consortium has entered into a production sharing agreement with Government of India for exploration and production of these four CBM blocks. The Company is a non-operator and has 45 per cent share in each of the four blocks.

Also the Company along with M/s. Geopetrol International Inc. Naftogaz India Private Limited and Reliance Natural Resources Limited (the consortium) has been allotted oil block from Ministry of Petroleum and Natural Gas (Mo PNG), in the State of Mizoram under the New Exploration Licensing Policy (NELP - VI) round, covering an acreage of 3,619 square kilometers and the consortium has signed an agreement with the Government of India for exploration and production of an Oil and Gas block. The Company is a non-operator and has 70 per cent share in the block.

During the year, the Company has accounted for Rs 1.78 crore towards its share of survey and prospecting activities.

Disclosure of the Company's share in Joint Venture operations:

Name of the Field in the Joint Venture	Location (Onshore Blocks)	Participating interest % March 31, 2008
SP-(North) - CBM - 2005 / III	Sohagpur, Madhya Pradesh	45 %
KG(E) - CBM - 2005 / III	Kothagudem, Andhra Pradesh	45 %
BS(4) - CBM - 2005 / III	Barmer, Rajasthan	45 %
BS(5) - CBM - 2005 / III	Barmer, Rajasthan	45%
MZ-ONN-2004 / 2	Mizoram	70 %

The above joint ventures are unincorporated joint ventures carrying out jointly controlled operations. Based on the audited statement of accounts of the consortium received from the independent auditors, the Company accounts for its share of the assets, liabilities, income and expenditure of Joint Venture operations in which it holds a participating interest.

23. (Note No. 28 of Schedule 16 of Financial Statements)
Pursuant to the approval of shareholders on April 17, 2008 vide postal ballot, the Company is in the process of changing its name to "Reliance Infrastructure Limited" in order to ensure that the Company's name correctly reflects the businesses being carried on by the Company and in particular, to emphasize the widening of the focus from energy and power to other areas of infrastructure, in general. The Company has complied with the formalities of change of name and the certificate of change of name from the Registrar of Companies is awaited.

24. Earnings per Equity Share:

		2007-08 Rs Crore	2006-07 Rs Crore
I	Profit for Basic and Diluted Earning per share		
	Net profit (for Basic) (a)	1084.63	801.45
	Adjustment for Redemption Premium on FCCB (net of tax)	-	13.81
	Net profit (for Diluted) (b)	1084.63	815.26
II	Weighted average number of Equity shares		
	For Basic Earnings per share (c)	231,532,884	215,419,932
	Adjustment for conversion / Issue of shares / warrants	5,914,296	9,329,745
	For Diluted Earnings per share (d)	237,447,180	224,749,677
III	Earnings per share (Weighted Average)	Rupees	Rupees
	Basic (a/c)	46.85	37.20
	Diluted (b/d)	45.68	36.27

25. Key Ratios:

	2007-08	2006-07
(a) Total Income / Total Assets	0.39	0.38
(b) Net Profit before interest and tax / Capital Employed %	9.44	7.90
(c) Return on Net worth %	9.82	9.27
(d) Net Profit / Total Income %	14.46	12.19

Notes: Capital employed includes Shareholders funds, Debt funds and is net of Revaluation Reserve and Capital work in progress.
Net worth includes Shareholders funds and is net of Revaluation Reserve.
Total Assets is net of Capital work in progress and Revaluation Reserve.

26. (Note No. 30 of Schedule 16 of Financial Statements)
Figures for the previous year have been regrouped/reclassified/rearranged wherever necessary to make them comparable to those for the current year. Figures in bracket indicate Previous Year's figures. '@'- represents figures less than Rs 50,000 which have been shown at actuals in brackets with @.

For and on behalf of the Board

Anil D Ambani	Chairman
S C Gupta	Director (Operations)
Lalit Jalan	Whole-time Director
Gen V P Malik **Dr Leena Srivastava** **S L Rao** **V R Galkar**	Directors
Ramesh Shenoy	Company Secretary

Place : Mumbai
Date : April 28, 2008

Notes to Abridged Financial Statements of Reliance Energy Limited

Statement pursuant to Part IV of Schedule VI of the Companies Act, 1956.

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.	01530	State	011
Balance Sheet Date	31032008		

II. Capital raised during the year (Amount in Rs Crore)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. Position of Mobilisation and Deployment of Funds (Amounts in Rs Crore)

Total Liabilities	16944.51	Total Assets	16944.51
Sources of Funds		**Application of Funds**	
Paid-up Capital	235.62	Net Fixed Assets	3636.50
Equity Warrants	783.49	Investments	7664.36
Reserves & Surplus	10667.85	Net Current Assets	5643.65
Secured Loans	1125.00	Miscellaneous Expenditure	NIL
Unsecured Loans	3863.88		
Service Line & Security Deposits	20.16		
Deferred Tax Liability	248.51		

IV. Performance of Company (Amount in Rs Crore)

Turnover	7501.20	Total Expenditure	6349.50
Profit Before Tax	1151.70	Profit After Tax	1084.63
Earnings Per Share in Rs.	47	Dividend Rate %	63

V. Generic Names of Three Principal Products / Services of Company (As per monetary terms)

Item Code No.	N.A.
Product Description	DISTRIBUTION OF POWER
	GENERATION OF POWER
	CONTRACTING

Abridged Cash Flow Statement of Reliance Energy Limited for the Year Ended March 31, 2008

		Year ended March 31, 2008		Year ended March 31, 2007	
		Rs Crore	Rs Crore	Rs Crore	Rs Crore
A.	**Cash Flow from Operating Activities:**				
	Profit before Taxation		1,151.70		872.37
	Adjustments for:				
	Depreciation (Net of transfer from Reserves)	222.94		240.06	
	Interest and finance charges	308.76		250.32	
	(Profit)/Loss on sale/disposal of fixed assets (Net)	(54.92)		(4.87)	
	Provision for/(write back of) diminution in value of investments	-		(22.68)	
	Provision for doubtful debts, advances, deposits	7.17		24.23	
	Provision for leave encashment	(33.80)		21.04	
	Interest Income	(515.81)		(599.98)	
	Dividend Income	(9.76)		(12.77)	
	Premium on Redeemable Preference Shares	(34.20)		-	
	Buy-back Expenses	4.00		-	
	(Gains)/Losses on Exchange fluctuation (net)	(237.67)		(48.85)	
	(Gains)/Losses on derivative instruments	40.40		(31.30)	
	(Profit)/Loss on sale/redemption of investments	(87.85)		13.55	
		(390.74)		(171.25)	
	Operating Profit before Working Capital Changes		760.96		701.12
	Adjustments for:				
	Trade and other receivables	(862.72)		0.81	
	Inventories	(7.60)		18.39	
	Trade payables	342.51		551.82	
			(527.81)		571.02
			233.15		1,272.14
	Income Taxes paid (net of refund)		13.82		(153.49)
	Net Cash from Operating Activities		246.97		1,118.65
B.	**Cash Flow from Investing Activities:**				
	Purchase/acquisition of fixed assets	(819.28)		(533.04)	
	Sale of fixed assets	59.03		7.16	
	Investments in Subsidiaries/Associates/Joint Ventures	(2,703.78)		(231.20)	
	Purchase of investments	(42,933.44)		(14,730.25)	
	Advance against Investments in Subsidiaries/Associates	(28.33)		(26.22)	
	Sale/redemption of investments	40,580.13		13,651.43	
	Intercorporate Deposits	2,677.27		(5,713.53)	
	Deposits and contributions from consumers	25.19		25.62	
	Dividend Income	9.76		12.77	
	Interest income	521.68		712.91	
	Net Cash used in Investing Activities		(2,611.77)		(6,824.35)
C.	**Cash Flow from Financing Activities:**				
	Proceeds of Share Capital/Share warrants including securities premium	783.49		794.18	
	Buy-back of equity Shares (including Buy Back Expenses)	(126.68)		-	
	Repayment of debentures	-		(60.00)	
	Repayment of secured loans	(310.00)		(424.81)	
	Proceeds from borrowings (unsecured)	500.00		2,225.05	
	Repayment of unsecured loans	-		(100.00)	
	Gains/(Losses) on derivative instruments	(40.40)		31.30	
	Repayment of deposits	(0.01)		-	
	Interest and finance charges	(389.57)		(183.82)	
	Dividends paid on equity shares including tax	(140.30)		(53.18)	
	Net Cash used in Financing Activities		276.53		2,228.72
	Net (Decrease)/Increase in cash and cash equivalents (A+B+C)		(2,088.27)		(3,476.98)
	Cash and cash equivalents as at the commencement of the year (Opening Balance)		2,175.92		5,652.90
	Cash and cash equivalents as at the end of the year (Closing Balance)		87.65		2,175.92
	Net (Decrease)/Increase as disclosed above		(2,088.27)		(3,476.98)

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Place : Mumbai
Date : April 28, 2008

For and on behalf of the Board

Anil D Ambani — Chairman
S C Gupta — Director (Operations)
Lalit Jalan — Whole-time Director
Gen V P Malik, **Dr Leena Srivastava**, **S L Rao**, **V R Galkar** — Directors
Ramesh Shenoy — Company Secretary

Place : Mumbai
Date : April 28, 2008

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to the Company's Interest in Subsidiary Companies for the financial year 2007-08

Name of Subsidiary Company	BSES Kerala Power Limited	Reliance Infraprojects Limited (formerly known as Reliance Global Fund and Investments Limited)	Reliance Projects Finance Private Limited	Reliance Power Infrastructure Private Limited (formerly known as Reliance Fund and Leasing Private Limited)	Reliance Power Transmission Limited (formerly known as Reliance Energy Transmission Limited)	Noida Global SEZ Private Limited	Mumbai Metro One Private Limited	Reliance Energy Trading Limited	Parbati Koldam Transmission Company Limited
1. The Financial Year of the Subsidiary Companies ended on	31-03-2008	31-03-2008	31-03-2008	31-03-2008	31-03-2008	31-03-2008	31-03-2008	31-03-2008	31-03-2008
2. Date from which they became Subsidiary Companies	20-11-2006	26-10-2006	26-10-2006	26-10-2006	06-10-2006	06-01-2007	28-02-2007	31-12-2007	23-11-2007
3(a) Number and face value of shares held by the Company on the above date	12,77,60,000 Equity Shares of the face value of Rs. 10 each fully paid-up	50,21,00,000 Equity Shares of the face value of Rs. 10 each fully paid-up	21,10,000 Equity Shares of the face value of Rs. 10 each fully paid-up	50,21,10,000 Equity Shares of the face value of Rs. 10 each fully paid-up	50,000 Equity Shares of the face value of Rs. 10 each fully paid-up	5,100 Equity Shares of the face value of Rs. 10 each fully paid-up	6,90,06,900 Equity Shares of the face value of Rs. 10 each fully paid-up	2,05,50,000 Equity Shares of the face value of Rs. 10 each fully paid -up	37,000 Equity Shares of the face value of Rs. 10 each fully paid-up
(b) Extent of Intrest of holding Company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%	100%	51%	69%	100%	74%
4. The net aggregate amount of the Subsidary Companies Profit/(loss) so far as it concerns the members of the Holding Company									
(a) Not dealt with in the Holding Company's accounts:									
(i) For the financial year ended March 31,2008 (Rs Crore)	-	-	-	-	-	-	(0.36)	-	(0.33)
(ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Not Applicable								
(b) Dealt with in Holding Company's accounts:									
(i) For the financial year ended March 31,2008 (Rs Crore)	1.15	67.97	66.19	62.35	(2.52)	-	(0.80)	3.72	(0.93)
(ii) For the previous financial year of the Subsidiary Companies since they became the Holding Company's subsidiaries	Not Applicable								

Note : Figures in bracket represent losses.

Auditors' Report to the Board of Directors of Reliance Energy Limited on The Abridged Consolidated Financial Statements of Reliance Energy Limited.

We have examined the attached abridged consolidated Balance Sheet of Reliance Energy Limited ('the Company') and its subsidiaries (together referred to as the Group) as at March 31, 2008, the abridged consolidated Profit and Loss Account for the year ended on that date annexed thereto and the abridged consolidated Cash Flow Statement for the year ended on that date, together with the notes thereon. These abridged consolidated financial statements have been prepared by the Company, to the extent possible, on the basis of Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956.

These abridged consolidated financial statements are based on the consolidated financial statements of the Group for the year ended March 31, 2008, prepared on the basis of separate financial statements of the Company, its subsidiaries, joint ventures and associates, in accordance with the requirements of Accounting Standard 21- Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 – Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India and is covered by our report of even date to the Board of Directors of the Company which report is attached herewith.

For Price Waterhouse	For Chaturvedi & Shah
Chartered Accountants	Chartered Accountants
Partha Ghosh	C D Lala
Partner	Partner
Membership No. 55913	Membership No. 35671
Place: Mumbai	Place: Mumbai
Date: April 28, 2008	Date: April 28, 2008

Auditors' Report to the Board of Directors of Reliance Energy Limited on The Consolidated Financial Statements of Reliance Energy Limited.

1. We have audited the attached consolidated Balance Sheet of Reliance Energy Limited ('the Company') and its subsidiaries (together referred to as Group) as at March 31, 2008, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date annexed thereto, which we have signed under reference to this report. These consolidated financial statements are the responsibility of Company's Management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. Financial Statements of subsidiaries Reliance Energy Trading Limited, Reliance Power Transmission Limited (formerly known as Reliance Energy Transmission Limited), Western Region Transmission (Maharashtra) Private Limited and Western Region Transmission (Gujarat) Private Limited which reflect total assets of Rs 60.69 crore as at March 31, 2008, total revenue of Rs 206.50 crore and net cash outflows amounting to Rs 6.21 crore for the year then ended and financial statements of associates SU Toll Road Private Limited, TD Toll Road Private Limited and TK Toll Road Private Limited in which the share of loss of the Group is Rs 0.18 crore have been audited by one of us.

4. We did not audit the financial statements of subsidiaries and joint ventures Reliance Infraprojects Limited (formerly known as Reliance Global Fund Investment Limited), Reliance Projects Finance Private Limited, Reliance Power Infrastructure Private Limited (formerly known as Reliance Fund and Leasing Private Limited), BSES Kerala Power Limited, Noida Global SEZ Private Limited, Mumbai Metro One Private Limited, Parbati Koldam Transmission Company Limited, Utility Powertech Limited, BSES Rajdhani Power Limited, BSES Yamuna Power Limited and Tamil Nadu Industries Captive Power Company Limited, whose financial statements reflect the Group's share of total assets of Rs 3,514.83 crore as at March 31, 2008 and the Group's share of total revenue of Rs 2,070.64 crore and net cash outflows amounting to Rs 22.95 crore for the year ended on that date as considered in the consolidated financial statements, and the associates Reliance Infrastructure Engineers Private Limited, Reliance Infrastructure and Consultants Limited (formerly known as Reliance Infrastructure Limited), Reliance Last Mile Communications Private Limited, whose financial statements reflect the Group's share of net loss upto and for the year ended March 31, 2008 of Rs 0.54 crore as considered in the consolidated financial statements. These financial statements and other information of the subsidiaries, joint ventures and associates have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates is based solely on the reports of other auditors.

5. We report that the consolidated financial statements have been prepared by the Company's Management in accordance with the requirements of Accounting Standard 21- Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 – Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India.

6. Based on our audit and on consideration of the reports of other auditors on separate financial statements and on other financial information of the components, in our opinion and to the best of our information and according to the explanation given to us, the consolidated financial statements give, a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2008;

(b) in the case of the consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For Price Waterhouse	For Chaturvedi & Shah
Chartered Accountants	Chartered Accountants
Partha Ghosh	C D Lala
Partner	Partner
Membership No. 55913	Membership No. 35671
Place: Mumbai	Place: Mumbai
Date: April 28, 2008	Date: April 28, 2008

Abridged Consolidated Balance Sheet of Reliance Energy Limited as at March 31, 2008

(Statement containing salient features of Consolidated Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act, 1956)

	As at March 31, 2008			As at March 31, 2007	
	Share in Joint Venture (included in Consolidated figures)	Consolidated		Share in Joint Venture (included in Consolidated figures)	Consolidated
	Rs Crore	Rs Crore	Rs Crore	Rs Crore	Rs Crore
I. Source of Funds					
(1) Shareholders' Funds					
(a) Share Capital					
(i) Equity	-	235.62		-	228.57
(ii) Equity Warrants	-	783.49		-	-
			1,019.11		
(b) Reserves and Surplus					
(i) Capital Reserves	164.39	4,736.83		117.89	327.59
(ii) Securities Premium Account	-	5,974.55		-	5,298.75
(iii) Revaluation Reserve	-	643.69		-	697.93
(iv) Statutory Reserves	7.61	130.75		7.61	117.43
(v) Debenture Redemption Reserve	-	136.16		-	106.93
(vi) Conversion Reserve	-	563.45		-	-
(vii) General Reserve	4.77	2,071.14		3.05	2,109.06
(viii) Other Reserves	7.01	248.04		7.54	248.57
(ix) Profit and Loss Account	(167.41)	834.99		(27.32)	399.55
			15,339.60		9,305.81
(2) Minority Interest			51.27		0.01
(3) Loan Funds					
(a) Non Convertible Debentures	-	625.00		-	625.00
(b) Secured Loans	830.83	1,414.44		664.82	1,577.18
(c) Unsecured Loans	-	3,864.18		-	4,423.42
			5,903.62		6,625.60
(4) Deferred Tax Liability (Asset) (net)	(0.08)		267.78	(0.04)	251.07
(5) Service Line Deposits from Consumers	-		20.16	-	24.64
			22,601.54		16,435.70
II. Application of Funds					
(1) Fixed Assets					
(a) Net Block	806.13	4,244.37		771.98	3,982.54
(b) Capital Work-in-Progress	109.15	767.43		109.51	405.21
			5,011.80		4,387.75
(2) Investments					
(a) Government securities [Market Value Rs 39.55 crore (Rs 39.58 crore)]	7.30	42.02		7.43	42.15
(b) In Associates					
(i) Quoted [Market Value Rs 32,308.80 crore (Rs Nil)]	-	6,084.17		-	-
(ii) Unquoted	-	21.52		-	116.72
(c) Others					
(i) Quoted [Market Value Rs 2,838.76 crore (Rs 4,550.85 crore)]	-	2,657.80		-	4,446.55
(ii) Unquoted	-	2,894.19		-	616.77
			11,699.70		5,222.19
(3) Current Assets, Loans and Advances					
(a) Current Assets					
(i) Inventories	68.43	416.22		71.84	383.18
(ii) Sundry Debtors	282.65	1,650.36		132.85	1,364.90
(iii) Cash and Bank Balances	12.57	115.39		37.74	2,226.33
(iv) Other Current Assets	1.61	647.19		2.36	362.43
(b) Loans and advances	83.49	6,922.34		33.98	5,917.80
		9,751.50			10,254.64
Less: Current Liabilities and Provisions					
(a) Current Liabilities	427.61	3,076.06		281.89	2,690.70
(b) Provisions	4.91	785.40		7.25	738.18
		3,861.46			3,428.88
Net Current Assets			5,890.04		6,825.76
			22,601.54		16,435.70

Refer Notes forming part of the Abridged Consolidated Financial Statements

Compiled from the Audited Consolidated Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Place : Mumbai
Date : April 28, 2008

For and on behalf of the Board

Anil D Ambani Chairman
S C Gupta Director (Operations)
Lalit Jalan Whole-time Director
Gen V P Malik
Dr Leena Srivastava
S L Rao
V R Galkar } Directors
Ramesh Shenoy Company Secretary

Place : Mumbai
Date : April 28, 2008

Abridged Consolidated Profit and Loss Account of Reliance Energy Limited for the year ended March 31, 2008
(Statement containing salient features of Consolidated Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act, 1956)

	2007-08			2006-07	
	Share in Joint Venture (included in Consolidated figures) Rs Crore	Consolidated Rs Crore	Consolidated Rs Crore	Share in Joint Venture (included in Consolidated figures) Rs Crore	Consolidated Rs Crore
Income					
Earnings from sale of Electrical Energy	1,408.79		6,872.21	1,008.12	4,719.00
Income of EPC, Contracts and Elastimold Divisions	43.24		1,473.98	35.49	2,129.86
Dividend	-		36.56	-	26.69
Interest	4.78		531.80	7.63	604.78
Other Income	41.32		845.46	44.38	294.20
			9,760.01		7,774.53
Expenditure					
Cost of Electrical Energy purchased (net)	1,269.10		3,961.00	806.37	2,338.80
Cost of Fuel	-		1,276.13	7.34	997.41
Cost of Materials / Elastimold and Sub Contract Charges	36.47		1,231.17	30.33	1,871.06
Salaries, Wages and Other Employee Benefits	78.64	466.75		69.25	378.91
Less: Allocated to Repairs and other Relevant Revenue Accounts	-	29.29		-	23.18
			437.46		355.73
Managerial Remuneration	-		14.06	-	5.33
Auditors' Remuneration	0.09		1.38	0.09	1.04
Provisions for Doubtful Debts / Advances / Deposits	43.97		51.14	35.94	60.17
Other Expenses	61.61		842.06	64.09	668.99
Interest and Finance Charges	86.85		402.06	61.12	313.02
Depreciation	59.53	370.38		55.10	365.49
Less: Transferred from Revaluation Reserve / APDRP Grant	0.52	54.76		0.52	54.76
Less: Transferred from Service Line Contribution	2.35	8.20		1.72	7.52
			307.42		303.21
			8,523.88		6,914.76
Profit before Taxation, Adjustments, Share in Associates and Minority Interest			1,236.13		859.77
Provision for Taxation:					
Current Tax (including Fringe benefit tax and Wealth tax)	2.21		172.39	2.32	98.67
Deferred Tax (net)	(0.04)		16.74	(52.90)	(23.70)
Tax Adjustments for earlier years (net)	-		(93.30)	(0.05)	(51.18)
Profit after Tax but before Adjustments, Share in Associates and Minority Interest			1,140.30		835.98
Attributable Conversion Cost	-	563.45		-	-
Less: Withdrawn from General Reserve	-	563.45	-	-	-
Profit after Tax and Adjustments but before Share in Associates and Minority Interest			1,140.30		835.98
Share of Profit / (Loss) of Associates for the year (net)			38.60		(1.49)
Minority Interest			(0.69)		(0.01)
Profit after Tax, Adjustments, Share in Associates and Minority Interest			1,178.21		834.48
Balance of Profit brought over from previous year	(27.32)		399.55	(19.86)	284.92
Less: Transfer to Contingencies Reserve (Statutory Reserve)	-		13.32	-	11.41
Amount available for Distribution and Appropriations			1,564.44		1,107.99
Appropriations					
Interim Dividend on Equity Shares	0.20		0.20	0.40	0.40
Proposed Final Dividend on Equity Shares	0.47		148.20	0.40	121.52
Dividend on Equity Shares for previous year including Tax on Dividend	-		-	-	(39.40)
Corporate Tax on dividends	0.11		25.22	0.06	20.64
Transfer to Debenture Redemption Reserve	-		53.99	-	4.39
Transfer to General Reserve	1.84		501.84	0.89	600.89
Balance carried to Balance Sheet	(167.41)		834.99	(27.32)	399.55
			1,564.44		1,107.99
Earnings per Equity Share (Face Value of Rs 10 per share)			Rupees		Rupees
Basic			50.89		38.74
Diluted			49.62		37.74

Refer Notes forming part of the Abridged Consolidated Financial Statements

Compiled from the Audited Consolidated Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Place : Mumbai
Date : April 28, 2008

For and on behalf of the Board

Anil D Ambani — Chairman
S C Gupta — Director (Operations)
Lalit Jalan — Whole-time Director
Gen V P Malik, **Dr Leena Srivastava**, **S L Rao**, **V R Galkar** — Directors
Ramesh Shenoy — Company Secretary

Place : Mumbai
Date : April 28, 2008

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

1. **Significant Accounting Policies:**

(a) *Basis of preparation of financial statements:*
The financial statements are prepared on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 and comply in material aspects with the Accounting Standards issued by the Institute of Chartered Accountants of India notified under section 211(3C) of the Companies Act, 1956. Assets and Liabilities created under applicable electricity laws continue to be depicted under appropriate heads. In case of BSES Rajdhani Power Limited (BRPL) and BSES Yamuna Power Limited (BYPL) provisions of the Delhi Electricity Reform (Transfer Scheme) Rules, 2001 (hereinafter referred to as 'Transfer Scheme') and other relevant documents / agreements have also been taken into account while preparing the financial statements.

(b) *Basis of Consolidation:*
The consolidated financial statements relate to Reliance Energy Limited (the Parent Company), its subsidiary companies, joint ventures and associates.

(i) Principles of Consolidation:
The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements", Accounting Standard 23 (AS-23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) - " Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India. The consolidated financial statements have been prepared on the following basis:

a) The financial statements of the Parent and its subsidiary companies (together the "Group") have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and unrealised profits or losses on intra-group transactions.

b) The consolidated financial statements include the interest of the Parent Company in joint ventures, which has been accounted for using the proportionate consolidation method of accounting and reports the Parent Company's share of assets, liabilities, income and expenses of a jointly controlled entity as a separate item after fully eliminating unrealised profits or losses on intra-group transactions.

c) The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented, to the extent possible, in the same manner as the Parent Company's separate financial statements. Appropriate adjustments have been made in the financial statements of the subsidiaries / joint ventures / associates with respect to different accounting policies for like transaction and events in similar circumstances for the purpose of preparation of consolidated financial statements.

d) Investments in Associates have been accounted for under AS-23 using equity method whereby the investment is initially recorded at cost and adjusted thereafter for post acquisition change in the Group's share of net assets.

On occasion, an associate company accounted for by the equity method may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Parent Company's average per share carrying value. With respect to such transactions, the resulting gains / losses arising from the dilution of interest are recorded as Capital Reserve / Goodwill.

e) The excess of cost to the Parent Company of its investment in the subsidiary / joint venture / associates over the Parent Company's portion of equity of the subsidiary/ joint venture/ associates is recognised in the financial statements as Goodwill. This Goodwill is tested for impairment at the end of the financial year. The excess of Parent Company's portion of equity over the cost of investment as at the date of its investment is treated as Capital Reserve.

f) The financial statements of the subsidiaries / joint ventures / associates used in consolidation are drawn up to the same reporting date as that of the Parent Company i.e. year ended March 31, 2008.

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

(ii) The subsidiary and joint venture companies considered in the consolidated financial statements are:

Name of Company	Country of Incorporation	Proportion (%) of shareholding as on 31.03.2008	Proportion (%) of shareholding as on 31.03.2007
Subsidiary Companies:			
BSES Kerala Power Limited (BKPL)	India	100.00	100.00
Reliance Power Transmission Limited (RPTL) (formerly known as Reliance Energy Transmission Limited (RETL))*	India	100.00	51.00
Mumbai Metro One Private Limited (MMOPL)	India	69.00	69.00
Noida Global SEZ Private Limited (NGSPL)	India	51.00	51.00
Reliance Infraprojects Limited (RInfL) (formerly known as Reliance Global Fund and Investments Limited (RGFIL)	India	100.00	100.00
Reliance Projects Finance Private Limited (RPFPL)	India	100.00	100.00
Reliance Power Infrastructure Private Limited (RPIPL) (formerly known as Reliance Fund and Leasing Private Limited (RFLPL)	India	100.00	100.00
Reliance Energy Trading Limited (RETL) w.e.f. December 31, 2007	India	100.00	-
Parbati Koldam Transmission Company Limited (PKTCL) w.e.f. November 23, 2007	India	74.00	-
Indirect Subsidiaries:			
Western Region Transmission (Maharashtra) Private Limited (WRTM) (w.e.f. November 14, 2007)	India	100.00	-
Western Region Transmission (Gujarat) Private Limited (WRTG) (w.e.f. November 14, 2007)	India	100.00	-
Joint Venture Companies:			
BSES Rajdhani Power Limited (BRPL)	India	26.02	26.02
BSES Yamuna Power Limited (BYPL)	India	26.09	26.09
Tamil Nadu Industries Captive Power Company Limited (TICAPCO)	India	33.70	33.70
Utility Powertech Limited (UPL)	India	19.80	19.80

* Acquired additional 49% stake w.e.f. December 18, 2007

(iii) Investments in Associates:

Name of Company	Country of Incorporation	Proportion (%) of shareholding as on 31.03.2008	Proportion (%) of shareholding as on 31.03.2007
DS Toll Road Limited (DSTL)	India	49.00	48.87
NK Toll Road Limited (NKTL)	India	49.00	48.66
SU Toll Road Private Limited (SUTL) w.e.f. April 3, 2007	India	49.00	-
TD Toll Road Private Limited (TDTL) w.e.f. April 3, 2007	India	49.00	-
TK Toll Road Private Limited (TKTL) w.e.f. April 3, 2007	India	49.00	-
Reliance Power Limited (RePL) (formerly known as Reliance Energy Generation Limited (REGL))	India	44.96	50.00
Reliance Infrastructure Engineers Private Limited (RIEPL)	India	50.00	50.00
Reliance Infrastructure and Consultants Limited (RICL) (formerly known as Reliance Infrastructure Limited (RInfL))	India	40.17	41.00
Reliance Last Mile Communications Private Limited (RLMCPL)	India	49.00	49.00
Urthing Sobla Hydro Power Private Limited (USHPPL) w.e.f. September 13, 2007	India	20.00	-
Vidarbha Industries Power Limited (VIPL) from June 9, 2006 up to August 30, 2007	India	-	33.32

(iv) Break-up of Investment in Associates is as under:

Sr. No	Particulars	DSTL	NKTL	SUTL	TDTL	TKTL	RePL	RIEPL	RICL	RLMCPL	USHPPL
a)	Number of Equity Shares (Nos.)	1,407,574	944,083	2,069,270	1,113,280	1,375,430	1,016,000,000	5,000	10,291,700	4,900	2,000
b)	Percentage holding(%)	49.00	49.00	49.00	49.00	49.00	44.96	50.00	40.17	49.00	20.00
		Rs Crore	Rs Crore	Rs Crore	Rs Crore	Rs Crore	Rs Crore	Rs Crore	Rs Crore	Rupees	Rupees
c)	Cost of Investment	1.41	0.94	2.07	1.11	1.38	1,720.00	0.01	10.29	49,000	20,000
d)	Including Goodwill / (Capital Reserve)	-	-	-	-	-	0.04	(0.01)	(1.18)	26,791	-
e)	Capital Reserve on dilution of stake in RePL	-	-	-	-	-	4,324.78	-	-	-	-
f)	Share in accumulated profits/(losses) till net of dividend received upto March 31, 2007	-	-	-	-	-	0.06	0.32	4.72	(8,159)	-
g)	Share of profits/ (losses) for the year	-	-	(0.08)	(0.04)	(0.06)	39.33	0.27	(0.82)	(9,115)	(6,000)
h)	Carrying Cost	1.41	0.94	1.99	1.07	1.32	6,084.17	0.59	14.19	31,726	14,000

(c) *Revenue Recognition Policy:*

(i) Electricity Business:

(a) Revenue from Power Supply is accounted for on the basis of billing to consumers and is inclusive of Fuel Adjustment Charges. Generally all consumers are billed on the basis of recording of consumption of Energy by installed meters. Where meters have stopped or are faulty, the billing is done based on past consumption for such period.

(b) In case of BKPL, revenue from sale of power is also accounted for on the basis of billing to bulk customers on the basis of 'deemed generation' (whenever applicable) as provided in the Power Purchase Agreement (PPA) with the customer.

(c) In case of RETL, which is engaged in trading of power, revenue from sale of energy is accounted for based on rates agreed with the customers on delivery of power. Compensation for deviation of energy is accounted as sales and purchase of energy, as the case may be, on its occurrence. Sale and Purchase of energy from trading operations is disclosed as Gross Earnings from Sale of Electrical Energy and Cost of Electrical Energy Purchased respectively, in the Profit and Loss Account.

(ii) EPC and Contracts Activity:
In respect of construction contracts, revenue is recognised on the percentage of completion method based on the stage of completion of a contract up to the reporting date.

The stage of completion of a contract is determined on the basis of the proportion that progress billings raised up to the reporting date bear to the total contract value.

Profit is recognised when the outcome of the contract can be estimated reliably. Profit proportionate to value of work done is arrived at by deducting cost of work done plus cost estimated by the Management to complete the work from the agreed contract value, after deduction of contingency.

Contract in progress is valued at cost plus proportionate profit less anticipated loss.

In respect of Operation and Maintenance Contracts, profit proportionate to value of work done or the period elapsed as the case may be, is recognised.

(iii) Others :
Sales of Elastimold are recognised upon dispatch to the customer. Dividend income on investments is accounted when right to receive payment is established. Insurance and other claims are recognised as revenue on certainty of receipt on prudent basis

(iv) Lease Transactions:

(a) For all assets leased up to March 31, 2001, lease rental income is recognised on the basis of the implicit rate of return in accordance with the Guidance Note issued by the Institute of Chartered Accountants of India. Income from Lease rentals includes lease equalisation adjustment being difference between capital recovery included in the lease rentals and the depreciation provided in the books.

(b) Lease transactions in respect of all assets leased after April 1, 2001, are classified as either Finance lease or Operating lease, as the case may be in accordance with Accounting Standard 19 (AS - 19) - "Leases" - issued by the Institute of Chartered Accountants of India and the accounting treatment and disclosures given / made are as prescribed therein.

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

(d) Foreign Currency Transactions:

(i) Foreign currency transactions are accounted at the exchange rates prevailing on the date of the transactions. Gains and losses, if any, at the year-end in respect of monetary assets and monetary liabilities not covered by the forward contracts are recognised in the Profit and Loss Account. Premium in respect of forward contracts is accounted over the period of the contract.

(ii) In respect of Integral Foreign Operations of the Company, its fixed assets are translated at the rate on the date of acquisition, monetary assets and monetary liabilities are translated at the rate on the date of the Balance Sheet and Income and Expenditure are translated at the average of month-end rates during the year.

(iii) Non-Monetary items denominated in foreign currency are stated at the rate prevailing on the date of the transaction.

(iv) In respect of derivative transactions, gains/losses are recognised in the Profit and Loss Account on settlement. On a reporting date, open derivative contracts are marked to market and resulting losses, if any, is recognised in the Profit and Loss Account.

(e) Fixed Assets:

(i) The gross block of Fixed Assets is stated at cost of acquisition or construction (except revalued assets), including any cost attributable to bringing the assets to their working condition for their intended use.

(ii) All project related expenditure viz. civil works, machinery under erection, construction and erection materials, pre-operative expenditure, expenditure indirectly related to the project and incidental to setting up project facilities, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under Capital Work-In-Progress (CWIP). These expenses are net of recoveries and income (net of tax) from project specific surplus funds.

(iii) Amount received as APDRP Grant from Central Government is credited to Reserves and an amount equal to the depreciation on the Assets purchased is transferred from Reserve to Profit and Loss Account in compliance with Accounting Standard -12 (AS - 12), "Accounting for Government Grants".

(f) Depreciation / Amortisation:

(i) Own Assets:

(a) All Business Activities except mentioned under item no. (ii) below

Fixed assets are depreciated under the 'Straight Line Method' as per the rates and in the manner prescribed under Schedule XIV of the Companies Act, 1956 relating to license business and other electricity business. The depreciation for the year has been shown after reducing the proportion of the amount of depreciation provided on assets created against the service line contribution.

(b) Fixed assets of EPC, Contracts and Business of RICL:

Fixed assets have been depreciated under "Reducing Balance Method" at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(c) Intangible assets:

Softwares are amortised over a period of three years.

(ii) Leased Assets:

Depreciation on all assets given on lease up to March 31, 2001 is provided under the Straight Line method at the higher of the rates determined with reference to the primary period of the lease and the rates in the manner prescribed in Schedule XIV of the Companies Act, 1956 [inserted by the Companies (Amendment) Act, 1988 and notification GSR No.756E dated December 16, 1993].

(g) Investments:

Long-term investments are stated at cost. In case of long term investments, provision / write down is made for permanent diminution in value. Current investments are valued at lower of cost or fair value.

(h) Inventories:

Inventories are stated at lower of cost or net realisable value. In case of fuel, stores and spares "cost" means weighted average cost. Unserviceable / damaged stores and spares are identified and written down based on technical evaluation.

(i) Allocation of Indirect Expenses:

(i) Electricity Business:
The allocation to Capital and Revenue is done consistently on the basis of a technical evaluation.

(ii) EPC and Contracts Activities:
Common Overheads are absorbed by various jobs in proportion to the Prime Cost of each job.

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

(j) *Retirement Benefits:*
Contribution to defined contribution schemes such as Provident Fund, Superannuation Fund, etc. are charged to the Profit and Loss Account / Capital Work-in-Progress, as applicable. Respective companies also provide for retirement / post-retirement benefits in the form of gratuity and leave encashment. Such defined benefits are charged to the Profit and Loss Account / Capital Work-in-Progress, as applicable, based on actuarial valuations, as at the balance sheet date, made by independent actuaries. However in case of employees of erstwhile Delhi Vidyut Board (presently employees of BRPL and BYPL) in accordance with the stipulation made by the Government of National Capital Territory of Delhi (GoNCTD), in its notification dated January 16, 2001 the contributions on account of the General Provident Fund, pension, gratuity, and earned leave as per the Financial Rules and Service Rules applicable in respect of the employees of the erstwhile DVB, is accounted for on due basis and are paid to the Delhi Vidyut Board - Employees Terminal Benefit Fund 2002 (DVB ETBF 2002). Further the retirement benefits are guaranteed by GoNCTD. All such payments made to the DVB ETBF 2002 are charged off to the Profit and Loss Account.

(k) *Borrowing Costs:*
Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

(l) *Accounting for Taxes on Income:*
Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income-tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future. However, in respect of unabsorbed depreciation or carry forward loss, the deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the assets will be realised in future.

(m) *Provisions:*
Provisions are recognised when there is a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

(n) *Impairment of Assets:*
If the carrying amount of fixed assets exceeds the recoverable amount on the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows.

(o) *Accounting for Oil and Gas Activity:*
The Group follows "Successful Efforts Method" for accounting of oil and gas exploration activities as set out by the Guidance Note issued by the Institute of Chartered Accountants of India on 'Accounting for Oil and Gas Producing Activities'. The cost of survey and prospecting activities conducted in search of oil and gas are expensed out in the year in which the same are incurred.

2. **(a) Contingent Liabilities:**

(i) Counter Guarantees given to Banks against guarantees issued by the Banks on behalf of the Group aggregate to Rs 3,301.30 crore (Rs 1,796.26 crore) [including share in joint ventures Rs 0.62 crore (Rs 0.81 crore)].

(ii) Corporate Guarantees given to Banks and other parties aggregating Rs 2,752.24 crore (Rs 1,557.25 crore) in respect of financing facilities granted to other body corporates.

(iii) Uncalled liability on partly paid shares Rs 10.70 crore (Rs 411.61 crore) [including share in joint ventures Rs Nil (Rs 0.66 crore)].

(iv) Claims against the Group not acknowledged as debts and under litigation aggregate Rs 410.20 crore (Rs 228.99 crore) [including share in joint venture Rs 45.25 crore (Rs 28.63 crore)]. These include mainly claims from supplier aggregating Rs 259.83 crore,(Rs 151 crore) disputed by the Parent Company, Income tax claims Rs 90.75 crore (Rs 34.20 crore) disputed by the Parent Company and claims from consumers in case of BRPL and BYPL, the Group's share being Rs 43.48 crore (Rs 25.84 crore).

(v) In case of BRPL and BYPL:

(a) In December 2003, BRPL and BYPL had announced a Special Voluntary Retirement Scheme (SVRS). The Companies had taken a stand that terminal benefit to SVRS retirees was the responsibility of Delhi Vidyut Board (DVB) Employees Terminal Benefits Fund - 2002 Trust (DVB ETBF - 2002) and the amount was not payable by the companies. The DVB ETBF - 2002 had contended that terminal benefits to the SVRS retirees did not fall in its purview as the employees had not attained superannuation. The Company had filed a writ petition in 2004-05 in the High Court of Delhi on the subject.

The High Court of Delhi has referred the matter to a Tribunal to be constituted consisting of the representatives of the DVB Trust 2002, Distribution Companies (Discoms) representatives, Recognised Actuary and Experts drawn from the field. The Tribunal will have a mandate of 6 months from the date of appointment to determine the amounts due to the DVB Trust 2002 from the Discoms for accelerating the voluntary retirements that took place in 2003. The Tribunal will also reckon the amount of savings that accrues to the trust due to reduction in the payment of terminal benefits, viz. Leave Encashment, Pension, Gratuity, etc. The amount so determined by the said Tribunal would be paid by the Discoms to the trust, who would then disburse the terminal benefits to the retirees. Till then, the Discoms have been directed by the Court to pay the retirees their pension, which the Discoms have been continuing to do so since 2004 pursuant to an MOU signed with them, according to which the expenses incurred by the companies on this account are to be allowed by the Delhi Electricity Regulatory Commission (DERC) as a pass through in its ARR.

The Companies, during the year, have paid off the terminal benefits for the SVRS retirees and the amount so paid would be adjusted after the Tribunal mandated by the High Court of Delhi gives its final verdict. The amount of Rs 62.60 crore and Rs 44.64 crore, paid as terminal benefits by BRPL and BYPL respectively, are reflected under 'Loans and Advances'.

(b) Account with Delhi Power Company Limited (DPCL) / Delhi Transco Limited (DTL) - Both the companies are working on the segregation of DVB arrears recoverable from its consumers pertaining to the pre-privatisation period, which at present forms a part of the billing system that includes the revenues and realisation of the post-privatisation period. The Company is of the opinion that pending ascertainment of DVB arrears no amount is payable for the financial year 2007-08 and accordingly no amount has been paid to DPCL against DVB arrears. After the ascertainment of DVB arrears recoverable, the Company as per directions received from the GoNCTD will de-link these pre-privatisation dues from their billing system and hand-over the same to the GoNCTD/DPCL.

(b) **Capital Commitments:**

Estimated amount of contracts remaining unexecuted on Capital Account and not provided for Rs 802.03 crore (Rs 365.22 crore) [including share of joint ventures and associates Rs 139.31 crore (Rs 126.79 crore)].

3. (a) BRPL and BYPL, as per their policy, have conducted physical verification of its major fixed assets. Necessary adjustments for retirement would be carried out after reconciliation and obtaining the approval of DERC.

(b) Transfer Schemes, in case of BRPL and BYPL:

(i) The amount of Consumer Security Deposit (CSD) transferred to the Discoms by virtue of Part II of Schedule E of the Transfer Scheme was Rs 11 crore in case of BRPL and Rs 8 crore in case of BYPL. The Transfer Scheme as well as erstwhile DVB did not furnish the consumer wise details of the amount transferred to it as CSD. The Companies have compiled from the consumer records the amount of security deposit as on June 30, 2002, which works out to Rs 90.43 crore in case of BRPL and Rs 35.38 crore in case of BYPL. Both the Companies are of the opinion that its liability towards CSD is limited to Rs 11 crore, in case of BRPL and Rs 8 crore, in case of BYPL as per the Transfer Scheme. Both the Companies had also filed a petition during the year 2004-05 with the DERC to deal with the actual amount of CSD as on the date of transfer. DERC during the year had advised the GoNCTD to transfer Rs 97.48 crore amount of deposit to BRPL and Rs 70.90 crore to BYPL. Both the Companies have filed a writ petition in the High Court of Delhi on the issue. The decision of the High Court of Delhi is pending.

(ii) The liabilities arising out of litigation, suits, claims, etc. pending on the date of transfer and / or arising due to events prior to the date of transfer shall be borne by the companies subject to a maximum of Rs 1 crore per annum for each of the companies. Any amount above this shall be to the account of DPCL in the event of DERC not allowing the amount to be included in the Annual Revenue Requirement (ARR) of both the companies.

(c) In case of BRPL and BYPL, debit or credit balances of DPCL, suppliers and customers appearing in the accounts are subject to confirmation / reconciliation from the concerned parties. Both the companies are in the process of reconciling the balance of Sundry Debtors as per the Control Account in the General Ledger with the corresponding record of consumers along with DVB arrears maintained by the Billing Department. However, in the opinion of the management the impact, if any, of the above on the consolidated financial results is not likely to be material.

(d) Sundry Debtors of BRPL include value of 219.42 MU (Previous Year - Nil) of Bulk Power amounting to Rs 121.81 crore (Previous Year - Nil) which has been valued at the contract rate / average UI rate of Delhi State Load Dispatch Centre (SLDC) for the period of evacuation. This power has been banked under the banking arrangements for which the Company will be getting back bulk power during 2008-09.

(e) For BRPL and BYPL, the impact of the 6th Pay Commission Recommendations vis-à-vis the salaries and benefits of the Gross Per Annum (GPA) (erstwhile DVB) employees would be accounted for after the same is adopted by the GoNCTD.

(f) In case of BKPL and RICL, debtors and creditors balances are subject to confirmation and reconciliations.

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

4. **Related Party Disclosure:**

(Note No. 7 of Schedule 16 of Consolidated Financial Statements)

As per Accounting Standard-18 issued by the Institute of Chartered Accountants of India, the Company's related parties and transactions are disclosed below:

(A) Parties where control exists: Nil

(B) Other related parties with whom transactions have taken place during the year:

(i) Associates
- a) DS Toll Road Limited (DSTL)
- b) NK Toll Road Limited (NKTL)
- c) SU Toll Road Private Limited (SUTL) w.e.f. April 3, 2007
- d) TD Toll Road Private Limited (TDTL) w.e.f. April 3, 2007
- e) TK Toll Road Private Limited (TKTL) w.e.f. April 3, 2007
- f) Reliance Power Limited (RePL) (formerly known as Reliance Energy Generation Limited (REGL)
- g) Reliance Infrastructure Engineers Private Limited (RIEPL)
- h) Reliance Infrastructure and Consultants Limited (RICL) (formerly known as Reliance Infrastructure Limited (RINL)
- i) Reliance Last Mile Communications Private Llimited (RLMCPL)
- j) Urthing Sobla Hydro Power Private Limited (USHPPL) w.e.f. September 24, 2007 *
- k) Rosa Power Supply Company Limited (ROSA) w.e.f. November 1, 2006 *
- l) Sasan Power Limited (SPL) w.e.f. August 7, 2007 *
- m) Vidarbha Industries Power Limited (VIPL) *
- n) Maharashtra Energy Generation Limited (MEGL) w.e.f. August 28, 2007 *
- o) MP Power Generation Private Limited (MPPGPL) w.e.f. September 10, 2007 *
- p) Tato Hydro Power Private Limited (THPPL) w.e.f. September 10, 2007 *
- q) Siyom Hydro Power Private Limited (SHPPL) w.e.f. September 10, 2007 *
- r) Kalai Power Private Limited (KAPL) w.e.f. September 26, 2007 *
- s) Coastal Andhra Power Limited (CAPL) w.e.f. January 29, 2008 *
- t) Reliance Coal Resources Private Limited (RCRPL) w.e.f. March 14, 2008 *

* Subsidiary of the Associate Company-Reliance Power Limited (formerly known as Reliance Energy Generation Limited)

(ii) Joint Ventures
- a) BSES Rajdhani Power Limited (BRPL)
- b) BSES Yamuna Power Limited (BYPL)
- c) Tamilnadu Industries Captive Power Company Limited (TICAPCO)
- d) Utility Powertech Limited (UPL)

(iii) Enterprises over which key management personnel have control
- a) Reliance Natural Resources Limited (RNRL)
- b) Reliance Communications Limited (RCL)
- c) Reliance Innoventures Private Limited (REIPL)
- d) Reliance Communications Infrastructure Limited (RCIL)
- e) Reliance Capital Limited (RCapL)
- f) AAA Project Ventures Private Limited (APVPL)

(iv) Key Management Personnel
- a) Shri Anil D Ambani (Chairman and Managing Director up to April 24, 2007 and Non executive Chairman thereafter)
- b) Shri Satish Seth (Executive Vice Chairman up to April 24, 2007 and Non executive Vice Chairman thereafter)
- c) Shri S C Gupta
- d) Shri Lalit Jalan (Whole-time Director w.e.f. April 25, 2007)
- e) Shri J P Chalasani (up to January 17, 2008)

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

(C) Details of transactions and closing balances during the year:

Rs Crore

Particulars	Associates / Joint Ventures		Enterprises over which key management personnel have control		Key Management Personnel	
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
(a) Profit and Loss Account Heads:						
(I) Income						
(i) Gross Revenue of EPC, Contracts and Elastimold / (Sales reversal)	(7.50)	(52.21)	-	-	-	-
(ii) Dividend Received	0.59	0.99	-	-	-	-
(iii) Rent / Lease Rent earned	1.09	0.12	-	-	-	-
(iv) Interest earned	2.98	3.17	-	-	-	-
(v) Other Income	10.09	4.81	1.95	1.05	-	-
(II) Expenses:						
(i) Purchase of Electricity	77.00	-	-	-	-	-
(ii) Purchase of other items on revenue account	77.23	41.15	361.74	145.43	-	-
(iii) Purchase of other items on capital/ services account	16.62	0.30	33.16	-	-	-
(iv) Receiving of services	1.97	11.72	15.76	16.80	-	-
(v) Rent paid	0.37	0.37	-	-	-	-
(vi) Salaries, Commission and Other benefits	-	-	-	-	3.73	4.81
(b) Balance Sheet Heads:						
(i) Sundry Creditors / other liabilities for rendering services	29.39	7.34	175.61	40.02	-	-
(ii) Investment in Equity	1,887.57	261.98	-	-	-	-
(iii) Share Warrants	-	-	783.49	-	-	-
(iv) Loans / ICDs Placed (Including accrued interest)	37.60	35.85	-	-	-	-
(v) Subordinate Debts	62.04	11.59	-	-	-	-
(vi) Advance against Investments	50.00	57.05	-	-	-	-
(vii) Recoverable Expenses	121.06	3.20	-	1.73	-	-
(viii) Sundry debtors	156.68	167.63	-	-	-	-
(c) Contingent Liabilities (closing balances):						
Guarantees and Collaterals	1,068.27	251.45	9.18	70.00	-	-
(d) Transactions during the year:						
(i) Guarantees and Collaterals provided(Net)	814.22	249.00	-	70.00	-	-
(ii) Deposits Given to	9.91	2.50	-	-	-	-
(iii) Deposits Returned by	8.16	1.75	-	-	-	-
(iv) Recoverable Expenses:-						
(a) incurred for related parties	133.68	3.99	10.73	2.02	-	-
(b) incurred by related parties on our behalf	0.01	2.05	-	14.95	-	-
(v) Investment in Equity Shares	1,625.61	101.29	-	-	-	-
(vi) Advance against Investments	(7.05)	57.05	-	-	-	-
(vii) Subordinate debts	50.46	-	-	-	-	-
(viii) Sale of Investments	0.02	-	-	-	-	-
(ix) Issue of Equity Warrants	-	-	783.49	-	-	-

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

(D) Details of Material Transactions with Related Party:

(i) Guarantees and Collaterals provided to RePL Rs 595.00 crore (Rs 249.00 crore), RETL Rs Nil (Rs 70 crore), SPL Rs 187.31 crore (Rs Nil). Deposit given to USHPPL Rs 5.56 crore (Rs Nil), SHPPL Rs 2.1 crore (Rs Nil), RICL Rs 2.25 crore (Rs 2.50 crore). Deposit returned by SHPPL Rs 2.1 crore (Rs Nil), RICL Rs 0.50 crore (Rs 1.75 crore) and USHPPL Rs 5.56 crore (Rs Nil). Recoverable Expenses incurred for SHPPL Rs 113.51 crore (Rs Nil), REIPL Rs 10.56 crore (Rs Nil), RIEPL Rs Nil (Rs 1.25 crore), BRPL Rs Nil (Rs 0.86 crore), BYPL Rs Nil (Rs 0.52 crore), RePL Rs Nil (Rs 0.45 crore), UPL Rs Nil (Rs 0.01 crore) and RNRL Rs Nil (Rs 1.85 crore). Recoverable Expenses incurred by BYPL Rs 0.01 crore (Rs 1.84 crore), RNRL Rs Nil (Rs 14.95 crore) and BRPL Rs 0.01 (Rs 0.20 crore) and RCL Rs 0.01 crore (Rs Nil). Investment in Equity Shares of RePL Rs 1,619.98 crore (Rs 100.07 crore), Subordinate debt given to DSTL Rs 6.01 crore (Rs Nil), SUTL Rs 18.57 crore (Rs Nil), TDTL Rs 9.98 crore (Rs Nil) and TKTL Rs 12.33 crore (Rs Nil) Advance against Investment paid to RIEPL Rs Nil (Rs 49.99 crore), VIPL Rs Nil (Rs 7.05 crore). Advance against Investment received back VIPL Rs 7.05 crore (Rs Nil). Sale of Investments VIPL Rs 0.02 crore (Rs Nil). Issue of Share Warrants APVPL Rs 783.49 crore (Rs Nil). Sundry Creditors / Other Liabilities for rendering services UPL Rs 28.92 crore (Rs 5.13 crore), RNRL Rs 9.61 crore (Rs 39.52 crore) and REIPL Rs 164.69 crore (Rs Nil). Sundry Debtors BRPL Rs 93.79 crore (Rs 100.58 crore) and BYPL Rs 62.88 crore (Rs 63.87 crore).

(ii) Gross Revenue of EPC, Contracts and Elastimold / Sales reversal from BRPL Rs 7.17 crore (Rs 51.80 crore) and BYPL Rs 0.32 crore (Rs 0.41 crore). Dividend Received from UPL Rs 0.59 crore (Rs 0.99 crore), Rent / Lease Rent earned from UPL Rs 0.41 crore (Rs 0.12 crore), RICL Rs 0.68 crore (Rs Nil). Interest earned from RICL Rs 2.98 crore (Rs 2.05 crore). Other Income DSTL Rs Nil (Rs 1.50 crore), NKTL Rs Nil (Rs 1.50 crore), RePL Rs 1.75 crore (Rs 1.31 crore), SPL Rs 2.07 crore (Rs Nil), RNRL Rs 1.95 crore (Rs Nil), THPPL Rs 1.74 crore (Rs Nil), RETRL Rs Nil (Rs 1.05 crore) and SHPPL Rs 1.74 crore (Rs Nil).

(iii) Purchase of Electricity of BRPL Rs 52.08 crore (Rs Nil), BYPL Rs 24.91 crore, Purchase of items on Revenue account UPL Rs 77.23 crore (Rs 26.96 crore), REIPL Rs 161.66 crore (Rs Nil), RNRL Rs 200.08 crore (Rs 145.43 crore). Purchase of other items on Capital account from RICL Rs 16.62 crore (Rs Nil), REIPL Rs 33.16 crore (Rs Nil) and UPL Rs Nil (Rs 0.30 crore). Receiving of Services from RCIL Rs 15.76 crore (Rs Nil), RNRL Rs Nil (Rs 5.43 crore), RINL Rs Nil (Rs 0.42 crore), UPL Rs Nil (Rs 11.30 crore) and Rent paid to RICL Rs 0.37 crore (Rs 0.37 crore).

(iv) Salaries, Commission and Other Benefits paid / payable to Shri Anil D Ambani Rs 0.11 crore (Rs 2.62 crore), Shri Satish Seth Rs 0.09 crore (Rs 1.27 crore), Shri S C Gupta Rs 1.13 crore (Rs 0.51 crore), Shri Lalit Jalan Rs 1.04 crore (Rs Nil) and Shri J P Chalasani Rs 1.05 crore (Rs 0.41 crore). The non- executive directors are also proposed to be remunerated by way of commission not exceeding of 1% of the net profit for the year 2007-08 as may be decided by the Remuneration Committee and the Board of Directors of the Company, including allocation to individual directors.

5. Segment wise Revenue, Results and Capital Employed:

(Note No. 8 of Schedule 16 of Consoldated Financial Statements)

Basis of Preparation: There are two business segments- Electrical Energy and EPC and Contracts. Business segments have been identified as reportable Primary Segments in accordance with Accounting Standard-17, issued by the Institute of Chartered Accountants of India, taking into account the organisation and internal reporting structure as well as evaluation of risks and returns from these segments. The inter segment pricing is effected at cost. Segment Accounting Policies are in line with the accounting policies of the Group.

The electrical energy segment is engaged in generation, transmission and distribution of electrical power at various locations. The Parent Company operates a 500 MW Thermal Power Station at Dahanu, a 220 MW combined cycle power plant at Samalkot, a 48 MW combined cycle power plant at Mormugao, a 7.59 MW wind-farm at Chitradurga and also purchases power from a third party and supplies the power through the Parent Company's own distribution grid in suburbs of Mumbai. BRPL and BYPL distributes the power in the city of Delhi. BKPL operates a 165 MW combined cycle power plant at Kochi. The segment also includes operations from Trading of electricity.

EPC and Contracts segment (of Parent company and UPL) render comprehensive value-added services in construction, erection and commissioning.

Geographical Segments: All the operations are mainly confined within India. There are no material earnings form outside India. As such there are no reportable geographical segments.

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

Information about Business Segments - Primary: Rs Crore

Particulars	Electrical Energy	EPC and Contracts	Other Operations	Total 2007-08	Electrical Energy	EPC and Contracts	Other Operations	Total 2006-07
Revenue:								
External Revenue	7,009.39	1,473.80	0.02	8,483.21	4,889.82	2,125.31	0.27	7,015.40
Inter-segment Revenue	-	-	-	-	-	(0.30)	-	(0.30)
Total Revenue	7,009.39	1,473.80	0.02	8,483.21	4,889.82	2,125.01	0.27	7,015.10
Result:								
Segment Result	420.59	121.82	(0.98)	541.43	355.44	120.34	-	475.78
Unallocated Income net of unallocable expenses	-	-	-	564.79	-	-	-	92.04
Interest Income (net of Interest Expense)	-	-	-	129.91	-	-	-	291.95
Profit before taxation	-	-	-	1,236.13	-	-	-	859.77
Taxes	-	-	-	95.83	-	-	-	23.79
Profit after Tax	-	-	-	1,140.30	-	-	-	835.98
Share in Profit/(Loss) of Associates	-	-	-	38.60	-	-	-	(1.49)
Minority Interest	-	-	-	(0.69)	-	-	-	(0.01)
Profit after tax, Share in Associates and Minority Interest	-	-	-	1,178.21	-	-	-	834.48
Other Information:								
Segment Assets	6,874.62	1,858.79	9.19	8,742.60	5,782.44	1,414.31	19.65	7,216.40
Unallocated Corporate Assets	-	-	-	17,720.40	-	-	-	12,648.18
Total Assets	-	-	-	26,463.00	-	-	-	19,864.58
Segment Liabilities	2,912.94	1,257.34	4.05	4,174.33	1,665.27	989.68	3.68	2,658.63
Unallocated Corporate Liabilities	-	-	-	5,929.96	-	-	-	7,671.57
Total Liabilities	-	-	-	10,104.29	-	-	-	10,330.20
Capital Expenditure	930.81	11.67	53.72	996.20	765.26	4.00	1.72	770.98
Depreciation	366.38	3.97	0.03	370.38	362.70	2.76	0.03	365.49

6. **Deferred Taxation:**
(Note No. 9 of Schedule 16 of Consolidated Financial Statements)

Computation of Deferred Tax Asset / Liability:

	As at March 31, 2008 Rs. Crore	As at March 31, 2007 Rs. Crore
1. Deferred Tax Liability on account of:		
(i) Depreciation Difference	340.11	313.54
(ii) Others	-	0.07
Total	340.11	313.61
2. Deferred Tax Asset on account of:		
(i) Unabsorbed Capital Losses	(19.73)	(24.06)
(ii) Provisions	(51.83)	(33.88)
(iii) Disallowances under section 40(a) of the Income-tax Act, 1961	(0.69)	(4.56)
Total	(72.25)	(62.50)
Net Deferred Tax Liability	267.86	251.11
Add: Share in Joint Venture	(0.08)	(0.04)
Net Deferred Tax Liability including Share in Joint Venture	267.78	251.07

The above calculations are based on assessment orders passed and where no assessment order is passed, on the basis of Return of Income filed. The current year movement of deferred tax include deferred tax asset of Rs 0.03 crore taken over on acquisition of RETL.

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

7. (Note No. 10 of Schedule 16 of Consolidated Financial Statements)

(a) Standby Charges (Parent Company):

(i) In the matter of standby charges, Maharashtra Electricity Regulatory Commission had passed an order dated May 31, 2004 as under:

(a) The total liability for the financial years 1998-99 to 2003-04 was determined at Rs 515.60 crore (which had been debited to the Profit and Loss Account up to March 31, 2005).

(b) The Tata Power Company Ltd. (TPC) to refund an amount of Rs 321.13 crore (net of interest of Rs 1.17 crore) to the Parent Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

(ii) The Parent Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble High Court of Bombay by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

(iii) Both TPC and the Parent Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

(iv) While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:

(a) The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs 500 crore.

(b) TPC to refund Rs 354 crore (inclusive of interest of Rs 15 crore up to March 31, 2004) to the Parent Company plus interest at 10% p.a. commencing from April 1, 2004 till the date of payment.

(v) TPC filed an appeal in the Hon'ble Supreme Court being Appeal No. 415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee of Rs 227 crore and, in addition, deposit a sum of Rs 227 crore with the Registrar General of the Court which may be withdrawn by the Parent Company subject to the Parent Company giving an undertaking that in the event of the appeal being decided against the Parent Company, wholly or in part, the amount as may be found refundable by the Parent Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Parent Company accordingly withdrew the amount of Rs 227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Parent Company has not accounted for the reduction in standby charges liability of Rs 15.60 crore as well as interest amount determined by ATE as payable by TPC to the Parent Company.

(b) Take or Pay and Additional Energy Charges:

Pursuant to the order passed by the Maharashtra Electricity Regulatory Commission (MERC) dated December 12, 2007 in case No. 7 of 2002, TPC has claimed an amount of Rs 323.87 crore towards the following:

(i) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and

(ii) Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

The Company is of the view, supported by a legal opinion, that the aforesaid order of MERC can be successfully challenged and has filed an appeal before the Appellate Tribunal of Electricity on January 7, 2008. The hearing is complete and the order is awaited. The said amount is disclosed under Contingent Liability in Note 2(a)(iv) above.

8. (Note No. 11 of Schedule 16 of Consolidated Financial Statements)

The Group has during the year adopted Accounting Standard 15 (revised 2005) "Employee Benefits" various employee benefits have been classified as under:

(A) Defined contribution plans

(a) Provident fund

(b) Superannuation fund

(c) State defined contribution plans

- Employers' Contribution to Employees' State Insurance
- Employers' Contribution to Employees' Pension Scheme 1995.

The provident fund and the state defined contribution plan are operated by the Regional Provident Fund Commissioner and the superannuation fund is administered by the Trustees of respective schemes of the companies. Under the schemes, respective companies are required to contribute a specified percentage of payroll cost to the retirement benefit schemes to fund the benefits. These funds are recognised by the Income tax authorities. However in case of employees of erstwhile DVB (presently employees of BRPL and BYPL) in accordance with the stipulation made by GoNCTD, in its notification dated January 16, 2001 the contributions on account of the General Provident Fund, pension, gratuity, and earned leave as per the Financial Rules and Service Rules applicable in respect of the employees of the erstwhile DVB, is accounted for on due basis and are paid to the Delhi Vidyut Board - Employees Terminal Benefit Fund 2002 (DVB ETBF 2002).

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

Following amounts have been recognised in the Profit and Loss Account for the year:	2007-08
	Rs Crore
(i) Contribution to Provident Fund	18.34
(ii) Contribution to Employees' Superannuation Fund	3.95
(iii) Contribution to Employees' State Insurance Scheme	0.01
(iv) Contribution to Employees' Pension Scheme 1995	3.75
(v) Leave Salary Contribution	0.34
(vi) Contribution to DVB ETBF 2002	4.25

(B) Defined Benefit Plans
- (a) Provident Fund *
- (b) Gratuity
- (c) Leave Encashment

* Applicable to certain employees of the Parent Company.

In terms of the Guidance Note on implementing the revised AS 15, issued by the Accounting Standards Board of the Institute of Chartered Accountants of India, the Provident Fund set up by the Parent Company is treated as defined benefit plan since the Parent Company has to meet the interest shortfall, if any. However, at the year end, no shortfall remains unprovided for. As advised by an independent actuary, it is not practical or feasible to actuarially value the liability considering that the rate of interest as notified by the Government can vary annually. Further the pattern of investible funds is as prescribed by the Government. Accordingly, other related disclosures in respect of Provident Fund have not been made.

Leave encashment is payable to eligible employees who have earned leaves, during the employment and/or on separation as per the respective company's policy.

Valuations in respect of Gratuity and Leave Encashment have been carried out by independent actuary, as at the Balance Sheet date, based on the following assumptions:

	Gratuity	Leave Encashment
Discount Rate (Per annum)	8.00%	8.00%
Rate of increase in Compensation levels	5.50% to 10.00%	5.50% to 10.00%
Rate of Return on Plan Assets	8.00%	8.00%
Expected Average remaining working lives of employees in no. of years	17 to 26	17 to 26

		Rs Crore
	Gratuity	Leave Encashment
(i) Changes in present value of obligation:		
Present value of Obligation as at April 1, 2007	83.13	64.44
Interest Cost	6.65	4.83
Current Service Cost	5.59	5.03
Benefits paid	(6.80)	(10.26)
Actuarial (Gains) / Loss	8.32	21.08
Present value of obligation as at March 31, 2008	96.89	85.13
(ii) Changes in Fair value of plan assets:		
Present value of plan assets as at March 31, 2007	74.27	-
Expected return on Plan Assets	5.94	-
Actuarial Gain / (Loss) on Plan Assets	1.13	(2.33)
Contributions	23.93	70.19
Benefits paid	(6.77)	(10.19)
Fair value of Plan Assets as at March 31, 2008	98.50	57.67
(iii) Percentage of each category of plan assets to total fair value of plan assets as at March 31, 2008:		
Reliance Life Insurance Company Limited / Life Insurance Corporation of India	100%	100%
(iv) Reconciliation of the Present Value of Defined Present Obligations and the Fair value of Assets:		
Present value of Funded Obligation as at March 31, 2008	96.89	85.13
Fair value of Plan Assets as at March 31, 2008	98.50	57.67
(Asset) / Liability recognised in the Balance Sheet	(1.61)	27.46
(v) Amounts recognised in the Balance Sheet:		
Present value of Obligation as at March 31, 2008	96.89	85.13
Fair value of Plan Assets as at March 31, 2008	98.50	57.67
Funded (Asset) / Liability recognised in the Balance Sheet	(1.61)	-
Unfunded Liability recognised in the Balance Sheet	-	27.46

(vi) Expenses recognised in the Profit and Loss Account / Capital-Work-In-Progress:		
Current Service Cost	5.59	5.03
Interest Cost	6.65	4.83
Expected Return on Plan Asset	(5.94)	-
Net Actuarial (Gain) / Loss	7.08	23.38
Total Expenses recognised in the Profit and Loss Account / Capital-Work-In-Progress	13.37	33.24
(vii) Experience adjustments	8.08	24.41
Adjustments due to change in assumptions	-	(3.51)
(viii) Expected employers' contribution for the next year	26.39	25.18

The above disclosure includes share of joint ventures also.

9. (Note No. 12 of Schedule 16 of Consolidated Financial Statements)

The Parent Company has been legally advised that it is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Parent Company.

10. (Note No. 13 of Schedule 16 of Consolidated Annual Accounts)

The Parent Company has, based on a valuation made by approved valuers, revalued as at April 1, 2003 the plant and machinery located at Dahanu. The revaluation of the same has been based on the technological obsolescence, the year of purchase, the maintenance levels and the currency and customs duty variations as applicable. The resultant appreciation aggregating to Rs 752.17 crore has been added to the Gross Block of the Fixed Assets and credited to Revaluation Reserve. Consequent to the revaluation, there is an additional charge for depreciation of Rs 54.24 crore (Rs 54.24 crore) and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the year.

11. **Disclosure under Micro, Small and Medium Enterprises Development Act, 2006:**

(Note No. 14 of Schedule 16 of Consolidated Financial Statements)

There are no Micro, Small and Medium scale business enterprises to whom dues are outstanding for more than 45 days as at March 31, 2008 except in case of UPL, BRPL and BYPL, for which the details are as follows.

(a) BRPL and BYPL: Rs Crore

	I	II	III	IV	V
Name of Company	Principal amount with interest due thereon, at the end of each accounting year to be shown seperately	Interest paid during the year delayed payments under the Provisions of this Act	Interest due and payable on dalyed payments made during the year other than interest payable under this Act	Interest due and payable as at the end of the accounting year (Note : Principal amount has been paid but beyond the due date but without the interest under this Act)	Interest remaining due untiil such date when the interest dues are actually paid to the small enterprise (even if paid in succeeding years)
BRPL	0.68	-	-	-	-
BYPL	0.25	-	-	-	-

(b) In case of UPL, the Company has initiated the process of identification of Micro, Small and Medium Scale Enterprises, at this point of time. In view of large number of suppliers and non receipt of critical inputs and response from several such potential parties, the liability of interest, if any, can not be reliably estimated nor required disclosure can be made.

This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identified on the basis of information available with the respective companies. The previous year figures include Rs 0.23 crore due towards Small Scale Industrial undertakings.

12. **Preferential Allotment of Equity Warrants:**

(Note No. 15 of Schedule 16 of Consolidated Financial Statements)

M/s AAA Project Ventures Pvt. Ltd., a promoter company of the parent company has subscribed to 4.30 crore warrants of the parent company entitling the promoters to subscribe to 4.30 crore equity shares for an aggregate value of Rs 7,835 crore. M/s AAA Project Ventures Pvt. Ltd. have paid an upfront amount of Rs 783.49 crore towards the price of these warrants and the same has been used for general corporate purpose.

13. **Foreign Currency Convertible Bonds:**

(Note No. 16 of Schedule 16 of Consolidated Financial Statements)

The Parent Company had issued USD 178,058,000 Zero Coupon Convertible Bonds due 2009 (FCCB). The issue of the bonds was authorised by a resolution of the Board of Directors dated February 22, 2004 and by the shareholders at an Extraordinary General Meeting of shareholders held on March 22, 2004. The Bonds were convertible at any time on or after April 23, 2004 up to February 24, 2009 by the holders into fully paid equity shares with a par value of Rs 10 each of the Parent Company at an initial conversion price of Rs 1,006.92 per share with a fixed rate of exchange on conversion of Rs 45.24 = USD 1.00. During the year, in terms of the offer document of FCCB, the Parent Company accepted the FCCB holders request for conversion of FCCB into equity and consequently, the Parent Company allotted 7,999,954 Equity Shares to the FCCB holders and accordingly, the paid-up Equity

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

Share Capital of the Parent Company increased by Rs 7.99 crore and the Securities Premium account by Rs 797.53 crore. The excess of fair value (market price) of equity shares on the date/s of allotment over the issue price of Rs 1,006.92 being the attributable conversion cost has been charged to the Profit and Loss Account. In accordance with the decision of the Board a corresponding amount has been withdrawn from General Reserve.

14. **Provision for Disputed matters (for Parent Company and with the Share of Joint Ventures):**
(Note No. 17 of Schedule 16 of Consolidated Financial Statements)

Rs Crore

Particulars	Rebates/ Tariff/ Tariff/regulatory matters (Refer note (a) below)	Direct Taxes (Refer note (b) below)	Provision for Legal claims (Share of Joint Ventures) (Refer note (c) below)	Total
Opening Balance	140.00	22.00	0.92	162.92
Add: Provision made	80.00	-	1.90	81.90
Less: Provision reversed	-	-	-	-
Closing Balance	220.00	22.00	2.82	244.82

(a) disputes relating to the rebates / regulatory / tariff matters in respect of electricity business. No further information is given as the matters are sub-judice and may jeopardize the interest of the Parent Company ; and
(b) the disputed income tax liability of Rs 22 crore which may arise on outcome of the appeals preferred by the tax authorities, the quantum whereof will be determined as and when appeals are disposed off ; and
(c) consumer claims logged against BRPL and BYPL.

15. **Buy-back of Shares:**
(Note No. 18 of Schedule 16 of Consolidated Financial Statements)

Pursuant to the approval of the Board of Directors of the Parent Company, for buy-back of Equity Shares under Section 77A of the Companies Act, 1956 up to 10% of the paid-up Equity Share Capital and free reserves of the Parent Company aggregating Rs 800.06 crore, at a maximum price of Rs 1,600 per share, the Parent Company has bought-back 951,500 equity shares up to March 31, 2008 through open market transactions for an aggregate amount of Rs 122.68 crore, by utilising the Securities Premium account and the General Reserve to the extent of Rs 121.73 crore and Rs 0.95 crore respectively. The Capital Redemption Reserve has been created out of General Reserve for Rs 0.95 crore being the nominal value of shares bought back in terms of Section 77A of the Companies Act, 1956. These shares have been extinguished subsequent to year end on April 1, 2008, April 4, 2008 and April 11, 2008. The shareholders of the Parent Company have also approved the proposal to buy-back the equity shares of the Parent Company for an enhanced amount not exceeding in the aggregate 25% of the paid-up equity share capital and free reserves of the Parent Company aggregating Rs 2,000.14 crore at a maximum price of Rs 1,600 per share.

16. (Note No. 19 of Schedule 16 of Consolidated Financial Statements)
The Parent Company is in the process of amalgamating two wholly owned subsidiary companies, namely, Reliance Power Infrastructure Private Limited (formerly known as Reliance Fund and Leasing Private Limited) and Reliance Projects Finance Private Limited, with the appointed day fixed as April 1, 2007 for which the required petition has been filed with the High Court of Judicature of Bombay, sanction to which is pending.

17. **Assets given on lease (Parent Company) after April 1, 2001:**
(Note No. 20 of Schedule 16 of Consolidated Financial Statements)

Rs Crore

(a)

Particulars	Total	Not later than one year	Later than one year but not later than five years	Later than five years
Gross Investment	0.01	0.01	-	-
Less: Unrealised finance income	@	@	-	-
Present value of minimum lease rentals	0.01	0.01	-	-

@ less than Rs 50,000

(b) General description of lease terms:
(i) Lease rentals are charged on the basis of agreed rate of interest.
(ii) Assets are given on lease for seven / ten years.
(iii) Miscellaneous Income includes income from leases of Rs 0.16 crore.

18. **Investment in Reliance Power Limited:**
(Note No. 21 of Schedule 16 of Consolidated Financial Statements)

(a) An associate of the Parent Company, Reliance Power Limited ("RePL"), made an initial public offering (IPO) of its equity shares and allotted these shares on February 1, 2008. The Parent Company has subscribed to 1.60 crore equity shares of Rs 10 each at a premium of Rs 440 aggregating Rs 720 crore in the IPO. Subsequent to the IPO, the Parent Company's share holding in RePL has diluted from 50.00% to 44.96%. The change in the share of equity in RePL, as on the date of allotment, on account of IPO being made in excess of the Parent Company's average per share carrying value has resulted in a gain of Rs 4,324.78 crore, which has been recorded as Capital Reserve.
(b) RePL has decided to issue Bonus Shares in the ratio of three new equity shares for every five existing equity shares. Pursuant to the approval of the Board of Directors, the Parent Company along with the other promoters of RePL viz. Anil Dhirubhai

Ambani Group comprising Shri Anil D. Ambani, Reliance Innoventures Private Limited and AAA Project Ventures Private Limited who collectively currently hold equity shares representing 89.91% of the existing equity share capital of RePL have agreed to waive their respective entitlement for allotment of Bonus shares. To protect the Parent Company from any dilution of its current holding of 44.96% of the equity shares of RePL consequent upon waiving its right to Bonus shares, AAA Project Ventures Private Limited, has undertaken voluntarily without any obligation to do so and without any specific consideration to contribute as and by way of gift 2.57% of its post Bonus issue shareholding comprising 6.15 crore shares in RePL to the Parent Company. This transaction has been approved by the shareholders through postal ballot, which was completed on April 17, 2008.

19. (Note No. 23 of Schedule 16 of Consolidated Financial Statements)
Pursuant to the approval of shareholders on April 17, 2008 vide Postal Ballot, the Company is in the process of changing its name to "Reliance Infrastructure Limited" in order to ensure that the name correctly reflects the businesses being carried on by it and in particular, to emphasize the widening of the focus from energy and power to other areas infrastructure, in general. The Company has complied with the formalities of change of name and the certificate of change of name from the Registrar of Companies is awaited.

20. **Derivative Instruments (Parent Company):**
(Note No. 25 of Schedule 16 of Consolidated Financial Statements)

Sr. No.	Particulars of Derivative Instruments acquired for hedging	No. of instruments	Value (as at March 31, 2008)	
			US $ million	Rs Crore
1.	Currency Swap	17	156	625
2.	LIBOR Based Callable Range Accrual	3	250	1,003
3.	Structured Options	1	50	201
4.	Cross Currency Swap	1	40	160
5.	Over night Interest Swap	1	-	25
6.	Interest Rate Swap	1	25	100

(a) No derivative instruments are acquired for speculation purposes.

(b) Net Foreign Currency exposures of the Parent company that are not hedged by derivative instruments or otherwise are $ 163.02 million (Rs 654.04 crore).

The Group has changed its accounting policy w.e.f. April 1, 2007, whereby the foreign exchange derivative instruments are revalued marked to market at the reporting date, which resulted in a net gain of Rs 0.57 crore for the year and the same has not been recognised. The change in accounting policy has no impact on the Profit and Loss account for the year ended March 31, 2008.

21. (Note No. 26 of Schedule 16 of Consolidated Financial Statements)
Pursuant to the exemption granted by the Department of Company Affairs, Government of India, the Parent Company is publishing the consolidated and standalone financial statements of Reliance Energy Limited. The financial statements and Auditors' Report of the individual subsidiaries are available for inspection by the shareholders at the registered office. However, the information in aggregate on capital, reserves, total assets, total liabilities, details of investments, turnover, profit before taxation, provision for taxation, profit after taxation and proposed dividend for each subsidiary is as follows:

Rs Crore

Sr. No.	Name of Subsidiary	BKPL	RPTL	MMOPL	NGSPL	RInfL	RPFPL	RPIPL	RETL	PKTCL	WRTM	WRTG
1	Share Capital (including share application money)	127.76	0.05	120.95	0.01	502.10	3.31	502.11	20.55	0.05	0.01	0.01
2	Reserves and Surplus	39.89	(2.53)	(1.16)	(0.01)	72.89	189.89	67.25	8.11	(1.26)	(1.81)	(0.99)
3	Total Assets (Fixed Assets + CWIP + Current Assets + Deferred Tax Asset)	321.97	13.82	63.73	14.62	203.86	0.23	255.48	26.28	21.22	7.52	3.22
4	Total Liabilities (Debts + Current Liabilities + Deferred Tax Liability)	154.32	17.03	4.12	14.62	@	212.17	2.62	17.67	22.43	9.32	4.20
5	Investment											
	a) In Shares at cost (Unquoted)	-	-	-	-	-	88.64	-	-	-	-	-
	b) In Mutual fund at cost (Quoted)	-	0.73	60.18	-	371.13	316.50	316.50	20.05	-	-	-
6	Turnover	344.65	0.71	-	-	80.02	73.73	74.11	459.80	-	-	-
7	Profit before Taxation	0.88	(2.51)	(1.16)	-	77.46	73.71	71.55	5.38	(1.26)	(1.81)	(0.99)
8	Provision for Taxation	(0.27)	0.01	-	-	9.49	7.52	9.20	1.66	-	-	-
9	Profit after Taxation	1.15	(2.52)	(1.16)	-	67.97	66.19	62.35	3.72	(1.26)	(1.81)	(0.99)
10	Proposed Dividend	-	-	-	-	-	-	-	-	-	-	-

@ Rs 33,696

Notes to Abridged Consolidated Financial Statements of Reliance Energy Limited

22. Earnings per Equity Share:

		2007-08 Rs Crore	2006-07 Rs Crore
I	Profit for Basic and Diluted Earning per share		
	Net profit (for Basic) (a)	1,178.21	834.48
	Adjustment for Redemption Premium on FCCB (net of tax)	-	13.81
	Net profit (for Diluted) (b)	1,178.21	848.29
II	Weighted average number of Equity shares		
	For Basic Earnings per share (c)	231,532,884	215,419,932
	Adjustment for conversion / Issue of shares / warrants	5,914,296	9,329,745
	For Diluted Earnings per share (d)	237,447,180	224,749,677
III	Earnings per share (Weighted Average)		
	Basic (a/c)	50.89	38.74
	Diluted (b/d)	49.62	37.74

23. Key Ratios:

		2007-08	2006-07
(a)	Total Income / Total Assets	0.39	0.41
(b)	Net Profit before interest and tax / Capital Employed %	8.04	7.78
(c)	Return on Net worth %	7.50	9.44
(d)	Net Profit / Total Income %	12.07	10.73

Notes:

Capital employed includes Share holders funds, Debt funds and is net of Revaluation Reserve and Capital work in progress.

Net worth includes Share holders funds and is net of Revaluation Reserve.

Total Assets is net of Capital work in progress and Revaluation Reserve.

24. (Note No. 27 of Schedule 16 of Consolidated Financial Statements)
Figures for the previous year have been regrouped / reclassified / rearranged wherever necessary to make them comparable to those for the current year. Figures in bracket indicate Previous Year's figures. '@'- represents figures less than Rs 50,000 which have been shown at actuals with @.

For and on behalf of the Board

Anil D Ambani	Chairman
S C Gupta	Director (Operations)
Lalit Jalan	Whole-time Director
Gen V P Malik **Dr Leena Srivastava** **S L Rao** **V R Galkar**	Directors
Ramesh Shenoy	Company Secretary

Place : Mumbai
Date : April 28, 2008

Abridged Consolidated Cash Flow Statement of Reliance Energy Limited for the year ended March 31, 2008

		Year ended March 31, 2008		Year ended March 31, 2007	
		Rs Crore	Rs Crore	Rs Crore	Rs Crore
A.	**Cash Flow from Operating Activities:**				
	Profit before Taxation		1,236.13		859.77
	Adjustments for :				
	Depreciation (Net of transfer from Reserves)	307.42		303.21	
	Interest and finance charges	402.06		313.02	
	(Profit)/Loss on sale/disposal of fixed assets (net)	(54.12)		(4.42)	
	Provision for/(write back of) diminution in value of investments	-		(22.68)	
	Provision for doubtful debts, advances, deposits	51.13		60.16	
	Provision for leave encashment	(33.36)		20.29	
	Interest Income	(531.97)		(604.95)	
	Dividend Income	(36.56)		(26.69)	
	Premium on Redeemable Preference Shares	(34.20)		-	
	Buy-back Expenses	4.00		-	
	(Gains)/Losses on Exchange fluctuation (net)	(237.67)		(48.85)	
	(Gains)/Losses on derivative instruments	40.40		(31.30)	
	(Profit)/Loss on sale/redemption of investments	(275.25)		12.21	
			(398.12)		(30.00)
	Operating Profit before Working Capital Changes		838.01		829.77
	Adjustments for:				
	Trade and other receivables	(1,094.95)		17.64	
	Inventories	(33.05)		39.48	
	Trade payables	480.34		464.66	
			(647.66)		521.78
			190.35		1,351.55
	Income Taxes paid (net of refund)		(15.29)		(155.99)
	Net Cash from Operating Activities		175.06		1,195.56
B.	**Cash Flow from Investing Activities:**				
	Purchase/acquisition of fixed assets	(977.54)		(614.62)	
	Sale of fixed assets	58.24		6.72	
	Purchase of investments	(43,374.04)		(17,922.04)	
	Investments in Associates	(1,625.64)		(101.30)	
	Advance against Investments in Associates	(28.33)		(26.22)	
	Sale/redemption of investments	43,160.22		13,652.78	
	Intercorporate Deposits	(549.71)		(2,729.03)	
	Deposits and contributions from consumers	74.05		71.84	
	Dividend Income	36.56		26.69	
	Interest income	551.73		704.16	
	Net Cash used in Investing Activities		(2,674.46)		(6,931.02)
C.	**Cash Flow from Financing Activities:**				
	Proceeds of Share Capital/Share warrants including securities premium	783.49		794.18	
	Proceeds of Share Capital from Minority shareholders (including share application money)	51.94		-	
	Buy-back of Equity Shares (including Buy back expenses)	(126.68)		-	
	Repayment of debentures	-		(60.00)	
	Proceeds from borrowings (secured)	147.26		-	
	Repayment of secured loans	(310.00)		(330.62)	
	Proceeds from borrowings (unsecured)	500.20		2,220.47	
	Repayment of unsecured loans	-		(100.00)	
	Gains/(Losses) on derivative instruments	(40.40)		31.30	
	Repayment of deposits	(0.01)		(0.00)	
	Interest and finance charges	(482.88)		(246.54)	
	Dividends paid on equity shares including tax	(140.97)		(54.30)	
	Net Cash used in Financing Activities		381.95		2,254.49
	Net (Decrease)/Increase in cash and cash equivalents (A+B+C)		(2,117.45)		(3,480.97)
	Cash and cash equivalents as at the commencement of the year (Opening Balance)	2,188.59		5652.90	
	Add: Share in Joint Ventures	37.74		24.86	
	Add: Cash taken over from Subsidiaries	6.51		36.44	
			2,232.84		5,714.20
	Cash and cash equivalents as at the end of the year (Closing Balance)	102.82		2,188.59	
	Add: Share in Joint Ventures	12.57		37.74	
	Add: Adjustment consequent to BKPL becoming subsidiary w.e.f 20.11.2006	-		6.90	
			115.39		2,233.23
	Net (Decrease)/Increase as disclosed above		(2,117.45)		(3,480.97)

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Place : Mumbai
Date : April 28, 2008

For and on behalf of the Board

Anil D Ambani — Chairman
S C Gupta — Director (Operations)
Lalit Jalan — Whole-time Director
Gen V P Malik, Dr Leena Srivastava, S L Rao, V R Gaikar — Directors
Ramesh Shenoy — Company Secretary

Place : Mumbai
Date : April 28, 2008

Reliance Infrastructure Limited

Shareholder Satisfaction Survey 2008

We have been constantly endeavouring to extend the best possible services to our shareowners and we seek your feedback on the same. Kindly, therefore, return this response form duly filled in to our R&T agents, Karvy Computershare Private Limited.

It is indeed our privilege to have you as our shareowner and to continue to receive your trust and confidence.

To,

Karvy Computershare Private Limited
Unit : Reliance Infrastructure Limited
Plot No.17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Reg: **Shareholder Satisfaction Survey - 2008 - Response Form**

Name of Sole/First holder : ____________________

Folio No. ☐☐☐☐☐☐ STD Code ☐☐☐☐☐☐

DP ID ☐☐☐☐☐☐☐☐ Telephone No. ☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ e-mail ____________________

Center fold

Kindly rate our services in following areas

		Excellent	Good	Needs Improvement
1.	Responses to queries/complaints	☐	☐	☐
2.	Your overall rating of our investor service	☐	☐	☐
3.	Presentation of information on the Company's website www.rinfra.com	☐	☐	☐
4.	Quality and contents of Annual Report 2007-08	☐	☐	☐

5. Do you have any grievance which has not been addressed so far: ☐ Yes ☐ No.
   If yes, please furnish details in breif

   ____

   ____

6. Your suggestions and comments for improvement in our services

   ____

   ____

Date

Signature of Member

Cut here

Book-Post

Permitted to Post " Postage Pre-paid in Cash"
Permit No. SP/253/Cash-Prepaid/Karvy/RIL/05-08-2008 To 19-08-2008 of C.P.M.G.A.P.Circle, Hyderabad - 500001.
Posted at MBC - II, Nampally, Hyderabad - 500001.

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit Reliance Infrastructure Limited)
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081
India

END

Reliance Infrastructure Limited

Shareholder Satisfaction Survey 2008

We have been constantly endeavouring to extend the best possible services to our shareowners and we seek your feedback on the same. Kindly, therefore, return this response form duly filled in to our R&T agents, Karvy Computershare Private Limited.

It is indeed our privilege to have you as our shareowner and to continue to receive your trust and confidence.

To,

Karvy Computershare Private Limited
Unit : Reliance Infrastructure Limited
Plot No.17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Reg: Shareholder Satisfaction Survey - 2008 - Response Form

Name of Sole/First holder : ____________________

Folio No. ☐☐☐☐☐☐ STD Code ☐☐☐☐☐☐

DP ID ☐☐☐☐☐☐☐☐ Telephone No. ☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ e-mail ____________________

Center fold Center fold

Kindly rate our services in following areas

		Excellent	Good	Needs Improvement
1.	Responses to queries/complaints	☐	☐	☐
2.	Your overall rating of our investor service	☐	☐	☐
3.	Presentation of information on the Company's website www.rinfra.com	☐	☐	☐
4.	Quality and contents of Annual Report 2007-08	☐	☐	☐

5. Do you have any grievance which has not been addressed so far: ☐ Yes ☐ No.
If yes, please furnish details in breif

____

____

6. Your suggestions and comments for improvement in our services

____

____

Date Signature of Member

Cut here

Business Reply Inland Letter Card

Postage will be paid by the Addressee

BRP No.HDC/B-532
Cyberabad Post Office
Hyderabad 500 081

No postage stamp necessary if posted in India

To,

Karvy Computershare Private Limited
Unit: Reliance Infrastructure Limited
Plot No.17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Fold

ATTENDANCE SLIP

Reliance Infrastructure Limited

Registered Office : Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Please fill the Attendance Slip and hand it over at the entrance of the meeting venue
Joint Shareholders may obtain additional Attendance Slip in request

DP Id *			Regd. Folio No.	
Client Id *				

NAME AND ADDRESS OF SHAREHOLDER

NO. OF SHARE(S) HELD

I / We hereby record my / our presence at the **79th Annual General Meeting** of Reliance Infrastructure Limited held on Tuesday, September 16, 2008, at 2.00 p.m. or soon thereafter as the AGM of Reliance Capital Limited convened for the same day shall be over at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Signature of the shareholder or proxy
*Applicable for investors holding shares in electronic form

-- TEAR HERE --

PROXY FORM

Reliance Infrastructure Limited

Registered Office : Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

DP Id *			Regd. Folio No.	
Client Id *			No. of Share(s) held	

I / We .... of
.... being a member / members of Reliance Infrastructure Limited hereby appoint .... of
.... or failing him,
.... of .... as my / our proxy to vote for me / us and on my / our behalf at the **79th Annual General Meeting** of Reliance Infrastructure Limited held on Tuesday, September 16, 2008, at 2.00 p.m. or soon thereafter as the AGM of Reliance Capital Limited convened for the same day shall be over at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 or at any adjournment thereof.

Signed this .... day of 2008

Affix a 1 Rupee Revenue Stamp

*Applicable for investors holding shares in electronic form

NOTE : The proxy, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time of the Meeting. The Proxy need not be a member of the Company.

Book-Post

Permitted to Post " Postage Pre-paid in Cash"
Permit No. SP/253/Cash-Prepaid/Karvy/RIL/05-08-2008 To 19-08-2008 of C.P.M.G.A.P.Circle, Hyderabad - 500001.
Posted at MBC - II, Nampally, Hyderabad - 500001.

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit Reliance Infrastructure Limited)
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081
India

END